

2011
Annual Report

CRA Charles River Associates

CRA Charles River Associates

Charles River Associates

Charles River Associates® is a global consulting firm specializing in litigation, regulatory, and financial consulting, and management consulting. CRA advises clients on economic and financial matters pertaining to litigation and regulatory proceedings, and guides corporations through critical business strategy and performance-related issues. Since 1965, clients have engaged CRA for its unique combination of functional expertise and industry knowledge, and for its objective solutions to complex problems. Headquartered in Boston, CRA has offices throughout North America, Europe, the Middle East, and Asia. Charles River Associates is a registered trade name of CRA International, Inc.

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CRA Charles River Associates

To Our Shareholders:

Fiscal 2011 was a year of broad-based improvements across CRA. Throughout the year, we executed our strategy of generating balanced and profitable growth across the company, deepening client relationships, and simplifying our internal processes. As a result of the progress we made in these areas, we concluded fiscal 2011 with revenue growth, improved profitability, and higher operating margins. We are pleased with the momentum created by our team of consultants and administrative professionals.

Our Litigation/Regulatory business performed consistently throughout 2011, led by growth in both our larger and smaller practices, including Competition, Finance, Financial Economics, Labor & Employment, and Life Sciences. Our largest practice—Competition—achieved substantial growth on the strength of the team's M&A and antitrust work in both North America and Europe. Our work on behalf of Sprint Nextel played a prominent role in identifying and analyzing the anticompetitive effects of the proposed AT&T/T-Mobile merger. In Europe, we assisted BASF and INEOS in obtaining a Phase I conditional clearance for their styrenics joint venture, and analyzed market definition and horizontal and vertical competition issues in a number of different European product markets.

We recruited distinguished senior-level professionals in 2011 to enhance our service offerings across a number of practices that included antitrust and competition economics, financial accounting and valuation, labor and employment, and transfer pricing. Their deep experience adds to our strong market reputation and enhances the value we provide to clients.

While our Management Consulting business experienced some quarterly variability, it generated a solid performance for the year. Management Consulting was led by growth across the portfolio and demand from senior-level management teams in a range of industries. For example, we advised an insurance leader on a division's investment growth strategy and assisted an industrial company in the growth strategy for a billion dollar-plus division. GlobalDairyTrade, the Internet-based trading platform for commodity dairy products that we pioneered along with Fonterra, continued to grow in 2011 as it welcomed new buyers, sellers, and products to the trading process. CRA is the Trading Manager for the multi-seller/multi-buyer trading events.

During fiscal 2011, we began to fully benefit from our leaner organizational structure and our continued emphasis on expense management, internal efficiency, and better resource allocation. Higher revenue combined with our ongoing expense management initiatives helped us nearly achieve our goal of delivering double digit operating margin in fiscal 2011.

We concluded fiscal 2011 in a strong capital position with more than $76 million in cash, cash equivalents, and short-term investments. During the year, we essentially eliminated our long-term debt obligations with the repurchase of the remaining principal balance, approximately $22 million, of our convertible bonds. In addition, our capital resources enabled us to repurchase approximately 398,000 shares of our common stock at an aggregate cost of approximately $9 million. We also continue to have access to a $60 million credit facility as needed. We believe we have significant financial flexibility to aggressively pursue consultants and acquisition opportunities that can help drive additional growth in our practices.

I would like to thank our team of dedicated employees for their contributions during the year. On behalf of everyone at CRA, I would also like to thank you, our shareholders, for your interest and support.

Sincerely,



Paul Maleh
President and Chief Executive Officer
April 9, 2012

CRA Charles River Associates

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K


RECEIVED
MAY - 3 2012
310

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011
Commission file number: **000-24049**

CRA International, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	**04-2372210**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 Clarendon Street, T-33, Boston, MA	**02116-5092**
(Address of principal executive offices)	(Zip code)

617-425-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, no par value	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the stock held by non-affiliates of the registrant as of July 1, 2011, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing sale price of $27.99 as quoted on the NASDAQ Global Select Market as of that date, was approximately $289.4 million. Outstanding shares of common stock beneficially owned by executive officers and directors of the registrant and certain related entities have been excluded from this computation because these persons may be deemed to be affiliates. The fact that these persons have been deemed affiliates for purposes of this computation should not be considered a conclusive determination for any other purpose.

As of February 24, 2012, CRA had outstanding 10,471,447 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required for Part III of this annual report is incorporated by reference from the registrant's definitive proxy statement for its 2012 special meeting in lieu of annual meeting of shareholders to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2011.

CRA INTERNATIONAL, INC.

ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

PART I

Item 1—*Business*

Forward-Looking Statements

Except for historical facts, the statements in this annual report are forward-looking statements. Forward-looking statements are merely our current predictions of future events. These statements are inherently uncertain, and actual events could differ materially from our predictions. Important factors that could cause actual events to vary from our predictions include those discussed in this annual report under the heading "Risk Factors." We assume no obligation to update our forward-looking statements to reflect new information or developments. We urge readers to review carefully the risk factors described in this annual report and in the other documents that we file with the Securities and Exchange Commission, or SEC. You can read these documents at www.sec.gov.

Additional Available Information

Our principal internet address is www.crai.com. Our website provides a link to a third-party website through which our annual, quarterly, and current reports, and amendments to those reports, are available free of charge. We believe these reports are made available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. We do not maintain or provide any information directly to the third-party website, and we do not check its accuracy.

Our website also includes information about our corporate governance practices. The Investor Relations page of our website provides a link to a web page where you can obtain a copy of our code of ethics applicable to our principal executive officer, principal financial officer, and principal accounting officer.

Change in Fiscal Year

On December 17, 2010, our Board of Directors approved a change in our fiscal year end from the last Saturday in November to the Saturday nearest December 31 of each year. The fiscal year change was effective beginning with our 2011 fiscal year, which began January 2, 2011 and ended December 31, 2011. As a result of the change, we had a five-week transition period which began November 28, 2010 and ended January 1, 2011 ("transition period"). The audited results of the five-week transition period ended January 1, 2011 are presented herein. The fiscal year change was not effective until after the completion of our 2010 fiscal year. Therefore, the prior year comparative financial and other information reported in the financial statements herein continues to be presented based on our prior fiscal year end calendar. For comparative analysis purposes, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented herein compares the audited results for the five-week transition period ended January 1, 2011 to the unaudited results for the five-week comparative period ended January 2, 2010.

Our fiscal years periodically contain 53 weeks rather than 52 weeks. Fiscal 2011, fiscal 2010, and fiscal 2009 were 52-week years.

Introduction

We are a leading global consulting firm specializing in litigation, regulatory, and financial consulting, and management consulting. We advise clients on economic and financial matters pertaining to litigation and regulatory proceedings, and guide corporations through critical business strategy and performance-related issues. Since 1965, we have been engaged by clients for our unique combination of functional expertise and industry knowledge, and for our objective solutions to complex problems. We combine economic and financial analysis with expertise in litigation and regulatory support, business strategy and planning, market and demand forecasting, policy analysis, and engineering and technology strategy. We are often retained in high-stakes matters, such as multibillion-dollar mergers and acquisitions, new product introductions, major strategy and capital investment decisions, and complex litigation, the outcomes of which often have significant consequences for the parties involved. These matters often require independent analysis, and as a result, companies must rely on outside experts. Our analytical strength enables us to reach objective, factual conclusions that help clients make important business and policy decisions and resolve critical disputes. Companies turn to us because we can provide large teams of highly credentialed and experienced economic and finance experts to address critical, tough assignments, with high-stakes outcomes.

We offer consulting services in two broad areas: litigation, regulatory, and financial consulting and management consulting. These two areas represented approximately 98% of our consolidated revenues for fiscal 2011. The remaining 2% came from our NeuCo subsidiary. We provide our services primarily through our highly credentialed and experienced staff of employee consultants. As of December 31, 2011, we employed 521 consultants, including approximately 111 employee consultants with doctorates and approximately 195 employee consultants with other advanced degrees. Our employee consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences, accounting, and engineering. We are extremely selective in our hiring of consultants, recruiting from leading universities, industry, and government. Many of our employee consultants are nationally or internationally recognized as experts in their respective fields and have published scholarly articles, lectured extensively, and have been quoted in the press. They combine outstanding intellectual acumen with practical experience and in-depth understanding of industries and markets. To enhance the expertise we provide to our clients, we maintain close working relationships with a select group of renowned academic and industry non-employee experts.

Our business is diversified across multiple dimensions, including service offerings and vertical industry coverage, as well as areas of functional expertise, client base, and geography. Through 21 offices located around the world, we provide multiple services across 22 areas of functional expertise to hundreds of clients across 17 vertical industries. We believe this diversification reduces our dependence on any particular market, industry, or geographic area.

We provide consulting services to corporate clients and attorneys in a wide range of litigation and regulatory proceedings, providing high-quality research and analysis, expert testimony, and comprehensive support in litigation and regulatory proceedings in all areas of finance, accounting, economics, insurance, and forensic accounting and investigations. We also use our expertise in economics, finance, and business to offer law firms, businesses, and government agencies services related to class certification, damages analysis, expert reports and testimony, regulatory analysis, strategy development, valuation of tangible and intangible assets, risk management, and transaction support. In our management consulting services, we use our expertise in economics, finance, and business analysis to offer our clients such services as strategy development, performance improvement, corporate portfolio analysis, estimation of market demand, new product pricing strategies, valuation of intellectual property and other assets, assessment of competitors' actions, and analysis of new sources of supply. Our analytical expertise in advanced economic and financial methods is complemented by our in-depth expertise in specific industries, including banking and capital markets; chemicals and industrials; consumer products; energy and utilities; financial services; healthcare; insurance; life sciences; manufacturing; media; mining, metals and materials; oil and gas; real estate; retail; sports; telecommunications; and transportation.

We have completed thousands of engagements for clients around the world, including domestic and foreign companies; federal, state, and local domestic government agencies; governments of foreign countries; public and private utilities; and national and international trade associations. Our clients come from a broad range of industries, with our top 10 clients in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, accounting for approximately 23%, 25%, 16%, and 14% of our revenues, respectively, and no single client accounting for more than 5% of our revenues. We also work with many of the world's leading law firms. We experience a high level of repeat business and in fiscal 2011,the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, approximately 94%, 98%, 93%, and 91% of our revenues resulted from either ongoing engagements or new engagements for existing clients, respectively.

We deliver our services through a global network of 21 coordinated offices. Headquartered in Boston, Massachusetts, we have offices throughout North America, Europe, the Middle East, and Asia.

Industry Overview

Businesses are operating in an increasingly complex economic, legal, and regulatory environment. Our changing world economy has created immense challenges and opportunities for businesses. Companies across industry sectors are seeking new strategies appropriate for the current economic environment, as well as greater operational efficiencies. To accomplish these objectives, they must constantly gather, analyze, and use information wisely to assure that business decisions are well-informed. In addition, as markets have become global, companies have the opportunity to expand their presence throughout the world, which can expose them to increased competition and the uncertainties of foreign operations. Further, companies are increasingly relying on technological and business innovations to improve efficiency, thus increasing the importance of strategically analyzing their businesses and developing and protecting new technology. The increasing complexity and changing nature of the business environment are also forcing governments to modify their regulatory strategies. These constant changes in the regulatory environment and the current administration's pro-regulatory stance in the U.S. have led to frequent litigation and interaction with government agencies as companies attempt to interpret and react to the implications of this changing environment. Furthermore, as the general business and regulatory environment becomes more complex, corporate litigation has also become more complicated, protracted, expensive, and important to the parties involved.

As a result, companies are increasingly relying on sophisticated economic and financial analysis to solve complex problems and improve decision-making. Economic and financial models provide the tools necessary to analyze a variety of issues confronting businesses, such as interpretation of sales data, effects of price changes, valuation of assets, assessment of competitors' activities, evaluation of new products, and analysis of supply limitations. Governments are also relying, to an increasing extent, on economic and finance theory to measure the effects of anticompetitive activity, evaluate mergers and acquisitions, change regulations, implement auctions to allocate resources, and establish transfer pricing rules. Finally, litigants and law firms are using economic and finance theory to help determine liability and to calculate damages in complex and high-stakes litigation. As the need for complex economic and financial analysis becomes more widespread, companies and governments are turning to outside consulting firms, such as ours, for access to the independent, specialized expertise, experience, and prestige that are not available to them internally. In addition, companies' strategic, organizational, and operational problems have gotten more acute as a result of the economic environment, and companies are relying on management consultants for help in analyzing, addressing, and solving strategic business problems and performance-related issues involving market supply demand dynamics, supply chain and sourcing, pricing, capital allocation, technology management, portfolio positioning, risk management, merger integration, and improving shareholder value.

Competitive Strengths

Since 1965, we have been committed to providing sophisticated consulting services to our clients. We believe that the following factors have been critical to our success.

Strong Reputation for High-Quality Consulting; High Level of Repeat Business. For more than 45 years, we have been a leader in providing sophisticated economic analysis and original, authoritative advice to clients involved in complex litigation and regulatory proceedings, and we also provide management consulting services to companies facing strategic, organizational, and operational challenges. As a result, we believe we have established a strong reputation among leading law firms and business clients as a preferred source of expertise in economics, finance, business, and management consulting, as evidenced by our high level of repeat business. In fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, approximately 94%, 98%, 93%, and 91% of our revenues resulted from ongoing engagements or new engagements from repeat clients, respectively.

In addition, we believe our significant name recognition, which we developed as a result of our work on many high-profile litigation and regulatory engagements, has enhanced the development of our management consulting practice.

Highly Educated, Experienced, and Versatile Consulting Staff. We believe our most important asset is our base of employee consultants, particularly our senior consultants. Of our 521 employee consultants as of December 31, 2011, 399 were either executive vice presidents, vice presidents, principals, associate principals, senior associates, or consulting associates, of whom approximately 73% have a doctorate or other advanced degree. Many of these senior employee consultants are nationally or internationally recognized as experts in their respective fields. In addition to their expertise in a particular field, most of our employee consultants are able to apply their skills across numerous practice areas. This flexibility in staffing engagements is critical to our ability to apply our resources as needed to meet the demands of our clients. As a result, we seek to hire consultants who not only have strong analytical skills but who are also creative, intellectually curious, and driven to develop expertise in new practice areas and industries.

Global Presence. We deliver our services through a global network of 21 coordinated offices. Headquartered in Boston, Massachusetts, we have offices throughout North America, Europe, the Middle East, and Asia. Many of our clients are multinational firms with issues that cross international boundaries, and we believe our global presence provides us with an advantage to address complex issues that span countries and continents. Our global presence also gives us access to many of the leading experts around the world on a variety of issues, allowing us to expand our knowledge base and areas of functional expertise. Revenues outside of the U.S. accounted for approximately 26%, 24%, 27%, and 26% of our total revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. See Note 13 of our Notes to Consolidated Financial Statements for a breakdown of our revenue and long-lived assets by country.

Diversified Business. Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of expertise, client base, and geography. By maintaining expertise in multiple industries, we are able to offer clients creative and pragmatic advice tailored to their specific markets. By offering clients litigation, regulatory, financial, and management consulting services, we are able to satisfy an array of client needs, ranging from expert testimony for complex lawsuits to designing global business strategies. This broad range of expertise enables us to take an interdisciplinary approach to certain engagements, combining economists and experts in one area with specialists in other disciplines. We believe this diversification reduces our dependence on any particular market, industry, or geographic area. Furthermore, our litigation, regulatory, and financial consulting businesses are driven primarily by regulatory changes and high-stakes legal proceedings. Our diversity also enhances our expertise and the range of issues that we can address on behalf of clients.

Integrated Business. We manage our business on an integrated basis through our global network of 21 offices and 22 areas of functional expertise. Many of our practice areas are represented in several of our offices and are managed across geographic borders. We view these cross-border practices as integral to our success and key to our management approach. Our practices share not only staff but also consulting approaches and marketing strategies. When we acquire companies, our practice is to rapidly integrate systems, procedures, and people into our business model. In addition to sharing our intellectual property assets globally, we encourage geographic collaboration among our practices by including a consultant's overall contribution to our practices as a factor in determining the consultant's annual bonus.

Diversified Client Base. We have completed thousands of engagements for clients in a broad range of industries around the world. In fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, our top 10 clients accounted for approximately 23%, 25%, 16%, and 14% of our revenues, respectively, with no single client accounting for more than 5% of our revenues. Our clients are major firms across a multitude of industries that include: banking and capital markets; chemicals and industrials; consumer products; energy and utilities; financial services; healthcare;

insurance; life sciences; manufacturing; media; mining, metals, and materials; oil and gas; real estate; retail; sports; telecommunications; and transportation.

Established Corporate Culture. Our success results in part from our established corporate culture. We believe we attract consultants because of our more than 45-year history, our strong reputation, the credentials, experience, and reputations of our employee consultants, the opportunity to work on an array of matters with a broad group of renowned non-employee experts, and our collegial atmosphere where teamwork and collaboration are emphasized and valued by many clients.

Access to Leading Academic and Industry Experts. To enhance the expertise we provide to our clients and the depth and breadth of our insights, we maintain close working relationships with a select group of non-employee experts. Depending on client needs, we use non-employee experts for their specialized expertise, assistance in conceptual problem-solving, and expert witness testimony. We work regularly with renowned professors at such institutions as Cornell University, Georgetown University, Harvard University, the Massachusetts Institute of Technology, Stanford University, Texas A&M University, the University of California at Berkeley, the University of California at Los Angeles, the University of Chicago, the University of Toronto, the University of Virginia, and other leading universities. These experts also generate business for us and provide us access to other leading academic and industry experts. By establishing affiliations with these prestigious experts, we further enhance our reputation as a leading source of sophisticated economic and financial analysis.

Services

We offer services in two broad areas: litigation, regulatory, and financial consulting and management consulting. Engagements in our two service areas often involve similar areas of expertise and address related issues, and it is common for our consultants to work on engagements in both service areas. Together, these two service areas comprised approximately 98% of our consolidated revenues for fiscal 2011, and approximately 2% of our consolidated revenues came from our NeuCo subsidiary.

Litigation, Regulatory, and Financial Consulting

In our litigation, regulatory, and financial consulting practices, we typically work closely with law firms on behalf of one or more companies involved in litigation or regulatory proceedings in such areas as antitrust, damages, and labor and employment. Many of the lawsuits and regulatory proceedings in which we are involved are critical assignments with high-stakes outcomes, such as obtaining regulatory approval of a pending merger or analyzing possible damages awards in a class action case. The ability to formulate and effectively communicate powerful economic and financial arguments to courts and regulatory agencies is often critical to a successful outcome in litigation and regulatory proceedings. Our consultants combine uncommon analytical rigor with practical experience and in-depth understanding of industries and markets. Our analytical strength enables us to reach objective, factual conclusions that help our clients make important business and policy decisions and resolve critical disputes. Our consultants work with law firms, corporate counsel, and regulatory agencies to assist in developing the theory of the case and in preparing the testimony of expert witnesses from among our employees and from among our non-employee experts and others in academia. In addition, our consultants provide general litigation support, including reviewing legal briefs and assisting in the appeals process.

The following is a summary of the areas of functional expertise that we offer in litigation, regulatory, and financial consulting engagements.

Areas of Functional Expertise	Description of Services
Damages	Assess issues related to disputes involving lost profits, breach of contract, purchase price, valuation, business interruption, product liability, and fraud, among other damages claims. Calculate damages, provide expert testimony, and critique opposing experts' damages analyses in matters involving disputes in antitrust; intellectual property; securities and other financial market issues; insolvency; property values; contract; employment discrimination; product liability; environmental contamination; and purchase price. Support clients with broader corporate valuation services, provide pre-trial evaluations of damages claims and methodologies, and evaluate proposed settlements in class action and other cases.
Financial Accounting & Valuation	Advise corporate clients on commercial and shareholder disputes; corporate finance damages advisory; corporate investigations; due diligence; financial accounting; valuation and litigation support and expert testimony, including both liability and damages.
Financial Economics	Consulting and expert testimony regarding regulatory and litigation matters pertaining to financial markets. Areas of expertise include regulatory analyses and litigation support for financial institutions in areas of fair lending compliance, credit risk, credit scoring, consumer and mortgage lending, housing markets, international mortgage markets, and securitization. Analyses also include valuations and estimates of damages associated with breaches of contract, national laws, and international treaties and the effects of market rules, processes, and contracts on prices and competition.
Financial Markets	Provide sophisticated consulting services to corporate clients, attorneys, and government agencies, and apply the tools, principles, and findings of financial economics and accounting to complex litigation and business problems. Service offerings include the areas of securities litigation; securities markets and financial institutions; valuation and damages; and other types of financial litigation.
Forensic Services	Provide written and oral expert evidence, professional investigations, and technical litigation support services to major law firms, regulators, wealthy individuals, and corporations. Advise in the areas of complex accounting issues, significant quantum of loss calculations, economic and financial crime, fraud, corruption, bribery, and other issues that threaten the integrity or reputation of organizations.
Global Antitrust & Competition Economics	Provide expert economic testimony and analysis on behalf of law firms and their clients involved in antitrust litigation. Areas of expertise include economic analysis of the competitive effects of alleged collusion and cartels, monopolization, abuse of dominance, monopsony, and vertical restrictions.
Insurance Economics	Advise insurers, regulators, and legislators in areas of management, insurance products, and litigation and regulation.

Areas of Functional Expertise	Description of Services
Intellectual Property	Provide valuation, litigation, transaction, and strategic advisory services related to all types of intellectual property assets including patents, trade secrets, copyrights, and trademarks. Services include expert analysis and testimony regarding economic damages in intellectual property litigation, valuations of intellectual property assets for strategic and regulatory purposes, and transactional advisory services for licensing and other intellectual property-rich transactions.
International Arbitration	Provide economic expertise in international arbitration cases brought under bilateral investment treaties and arbitration clauses in contracts between firms. Assist clients and counsel in assessing causation and quantifying damages using sophisticated modeling and analytical techniques and presenting findings to arbitration authorities.
Labor & Employment	Provide economic expertise across all facets of employment litigation including equal employment opportunity claims under Title VII, the Age Discrimination in Employment Act (ADEA), the Equal Pay Act (EPA), and the Americans with Disabilities Act (ADA). Services include providing expert witness and litigation support services, conducting proactive analyses of employment and contracting practices, monitoring consent decrees and settlement agreements, designing information systems to track relevant employment data, and analyzing liability and assessing damages under the Fair Labor Standards Act (FLSA), California overtime laws, and state-specific wage and hour laws.
Litigation & Arbitration Support	Provide expert witness testimony for and advise law firms, corporate counsel, and regulatory agencies on litigation and regulatory proceedings in areas of antitrust, damages, labor and employment, and product liability. Additionally, advise insured parties, underwriters, and their counsel with comprehensive services, including merit assessment, quantum analysis, presentation of findings, and assistance in settlement negotiations on commercial, institutional, and capital-intensive projects.
Mergers & Acquisitions	Provide economic analysis to assist clients in obtaining domestic and foreign regulatory approvals in proceedings before government agencies, such as the U.S. Federal Trade Commission, the U.S. Department of Justice, the Merger Task Force at the European Commission, and the Canadian Competition Bureau. Analyses include simulating the effects of mergers on prices, estimating demand elasticities, designing and administering customer and consumer surveys, and studying possible acquisition-related synergies.
Public Policy & Regulatory Economics	Provide public policy, expert witness testimony, and other support in regulatory proceedings by assisting clients in understanding and mitigating regulatory risks and exposures, preparing policy studies that help develop the basis for sound regulatory policy, assisting counsel with drafting regulatory filings, and advising on regulations pertaining to environmental protection, employment, and health and safety.

Areas of Functional Expertise	Description of Services
Regulation	Provide and support expert witness testimony in regulatory proceedings, assist clients in understanding and mitigating regulatory risks and exposures, prepare policy studies that help develop the basis for sound regulatory policy, assist counsel with drafting regulatory filings, and advise on regulations pertaining to environmental protection, employment, and health and safety.
Transfer Pricing	Provide expert analysis and testimony to support law firms and other clients in all phases of the tax cycle, including planning, documentation, and tax valuation. Also provide audit defense and support in advanced pricing agreements, alternative dispute resolution, or litigation in proceedings involving the Internal Revenue Service, the Tax Division of the U.S. Department of Justice, state and municipal tax authorities, and foreign tax authorities.

Management Consulting

Our management consulting practices offer a unique mix of industry and functional expertise to help companies address and solve their strategic, organizational, and operational business problems. We advise clients in a broad range of industries on how to succeed in uncertain, rapidly-changing environments by generating growth, creating value, and enhancing shareholder wealth.

Additionally, we challenge clients to develop fresh approaches by sharing industry insights, focusing on facts, and questioning tradition. We support clients in implementation by setting priorities, focusing resources, and aligning operations; and we get results by helping clients make distinctive, substantial improvements in their organizations' performance.

The following is a summary of the areas of functional expertise that we offer in management consulting.

Areas of Functional Expertise	Description of Services
Auctions & Competitive Bidding	Provide auction and market design, implementation, and monitoring services, as well as bidding support services, for businesses, industry organizations, and governments in various industries around the world, including commodities, energy and utilities, telecommunications, transportation, natural resources, and other industries.
Corporate & Business Strategy	Advise on business strategy, corporate revitalizations, and organizational effectiveness by bringing new ways of thinking to companies and new ways of working to develop better strategies over time and identify the highest-value opportunities for clients, address their most critical challenges, and transform their business. Advise chief executive officers and executive management teams on corporate and business unit strategy, market analysis, portfolio management, pricing strategy, and product positioning. Areas of expertise include strategy, execution, organic growth, growth through acquisition, productivity, risk management, leadership and organization, and managing for value.
Enterprise Risk Management	Advise large financial institutions and corporations in areas of governance and strategy; process; analytics; and technology related to risk management.

Areas of Functional Expertise	Description of Services
Environmental Strategy	Advise companies on the following: corporate strategy to address risks and uncertainties surrounding environmental policy developments; business models that adapt to future environmental policy; investment decision-making processes that account for environmental policy uncertainty; environmental strategic compliance options with regulations/legislation; emissions trading planning surrounding cap-and-trade policies; and identification of business opportunities that could relate to environmental trends.
Intellectual Property & Technology Management	Advise top management, investors, and boards on technology strategy and planning, research and development management, commercialization, technology market evaluation, intellectual property management, and portfolio and resource management.
Organization & Performance Improvement	Advise corporate clients in areas of revenue growth drivers; operating margin drivers; asset efficiency drivers; key enablers; and performance management and metrics.
Transaction Advisory Services	Advise business leaders, including buyers and sellers, in the areas of due diligence; mergers and acquisitions; private equity; and valuation.

Industry Expertise

We believe our ability to combine expertise in advanced economic and financial methods with in-depth knowledge of particular industries is one of our key competitive strengths. By maintaining expertise in certain industries, we provide clients practical advice tailored to their specific markets. This industry expertise, which we developed over decades of providing sophisticated consulting services to a diverse group of clients in many industries, differentiates us from many of our competitors. We believe that we have developed a strong reputation and substantial name recognition within specific industries, which has led to repeat business and new engagements from clients in those markets. While we provide services to clients in a wide variety of industries, we have particular expertise in the following industries:

- Banking & Capital Markets
- Chemicals & Industrials
- Consumer Products
- Energy & Utilities
- Financial Services
- Healthcare
- Insurance
- Life Sciences
- Manufacturing
- Media
- Mining, Metals, & Materials
- Oil & Gas

- Real Estate
- Retail
- Sports
- Telecommunications
- Transportation

Clients

We have completed thousands of engagements for clients around the world, including domestic and foreign corporations; federal, state, and local domestic government agencies; governments of foreign countries; public and private utilities; accounting firms; and national and international trade associations. Frequently, we work with major law firms who approach us on behalf of their clients. While we have particular expertise in a number of industries, we provide services to a diverse group of clients in a broad range of industries. No single client accounted for more than 5% of our revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, or fiscal 2009. Our policy is to keep the identities of our clients confidential unless our work for the client is already publicly disclosed. Revenues outside of the U.S. accounted for approximately 26%, 24%, 27%, and 26% of our total revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. See Note 13 of our Notes to Consolidated Financial Statements for a breakdown of our revenue by country.

Software Subsidiary

NeuCo, Inc. develops and markets a family of neural network software tools and complementary application consulting services that are currently focused on electric utilities. Although NeuCo had its origins in one of our consulting engagements, it is primarily a software company that operates independently from our consulting business. NeuCo's products and services are designed to help utilities optimize the use of their power plants by improving heat rate, reducing emissions, overcoming operating constraints, and increasing output capability.

During fiscal 2009, our ownership interest in NeuCo was 49.15%. During fiscal 2010, NeuCo acquired $0.9 million of its outstanding shares. As a result of this transaction, our ownership interest in NeuCo increased from 49.15% to 55.89%. Our ownership interest has constituted control under GAAP for all periods presented. Therefore, NeuCo's financial results have been consolidated with ours and the portion of NeuCo's results allocable to its other owners is shown as "noncontrolling interest."

NeuCo's revenues included in our consolidated statements of operations for fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 totaled approximately $6.2 million, $0.4 million, $6.4 million, and $8.9 million, respectively. NeuCo's net income included in our consolidated statements of operations for fiscal 2011was approximately $0.2 million. NeuCo's net loss included in our consolidated statements of operations for the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 totaled approximately $0.1 million, $1.3 million, and $1.5 million, respectively. NeuCo's net income, net of amounts allocable to its other owners, included in our consolidated statements of operations for fiscal 2011 was approximately $0.1 million. NeuCo's net loss, net of amounts allocable to its other owners, included in our consolidated statements of operations for the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 totaled approximately $39,000, $0.7 million, and $0.8 million, respectively.

Human Capital

On December 31, 2011, we had 710 employees, including 521 employee consultants, comprising 118 executive vice presidents or vice presidents, 281 other senior employee consultants (either principals, associate principals, senior associates, or consulting associates) and 122 junior consultants (either associates or analysts), as well as 189 administrative staff members. Executive vice presidents, vice presidents, and principals generally work closely with clients, supervise junior consultants, provide expert testimony on occasion, and seek to generate business for CRA. Principals, associate principals, senior associates, and consulting associates typically serve as project managers and handle complex research or business problem solving assignments. Consulting associates, associates, and analysts gather and analyze data, complete marketplace and academic literature research, and may perform statistical programming.

We derive most of our revenues directly from the services provided by our employee consultants. Our employee consultants were responsible for securing engagements that accounted for approximately 84%, 90%, 85%, and 83% of our total revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. Our top five employee consultants generated approximately 14%, 15%, 13%, and 11% of our total revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. Our employee consultants have backgrounds in many disciplines, including economics, business, corporate finance, accounting, materials sciences, and engineering. Approximately 73% of our senior employee consultants, consisting of vice presidents, principals, associate principals, senior associates, and consulting associates, have either a doctorate, master of business administration ("MBA"), or another advanced degree in addition to substantial management, technical, or industry expertise. Of our total senior employee consulting staff of 399 as of December 31, 2011, approximately 111 have doctorates, and approximately 181 have MBAs or other relevant advanced degrees. We believe our financial results and reputation are directly related to the number and quality of our employee consultants.

We are highly selective in our hiring of consultants, recruiting primarily from a select group of leading universities and degree programs, industry, and government. We believe consultants choose to work for us because of our strong reputation; the credentials, experience, and reputations of our consultants; the opportunity to work on a diverse range of matters and with renowned non-employee experts; and our collegial atmosphere where teamwork and collaboration are emphasized and valued by many clients. We use a decentralized, team hiring approach. Our training and career development program for our employee consultants focuses on three areas: mentoring, seminars, and scheduled courses. This program is designed to complement on-the-job experience and an employee's pursuit of his or her own career development. New employee consultants participate in a structured program in which they are partnered with an assigned mentor. Through our ongoing seminar program, outside speakers make presentations and conduct discussions with our employee consultants on various topics. In addition, employee consultants are expected to discuss significant projects and cases, present academic research papers or business articles, or outline new analytical techniques or marketing opportunities periodically at in-house seminars. We also provide scheduled courses designed to improve an employee's professional skills, such as written and oral presentation, marketing techniques, and business development. We also encourage our employee consultants to pursue their academic interests by writing articles for economic, business, and other journals.

Many of our vice presidents have signed non-solicitation agreements, which generally prohibit the employee from soliciting our clients or soliciting and/or hiring our employees for one year or longer following termination of the person's employment with us. In addition, many of the stock options we have issued between 2004 and 2008 contain a provision that they may only be exercised upon the execution of a non-competition agreement. We seek to align each vice president's interest with our overall interests, and many of our strongest contributors have an equity interest in us.

We maintain a discretionary bonus program through which we grant performance-based bonuses to our officers and other employees. In fiscal 2007, our shareholders approved a performance-based cash incentive plan for executive officers designed to preserve the deductibility of compensation paid to executive officers that would otherwise not be deductible under Section 162(m) of the Internal Revenue Code. On February 28, 2012, our Board of Directors amended this plan to extend its effective date until the annual meeting of our shareholders held in 2017 (or any special meeting in lieu thereof). If the plan, as so amended, is not approved by our shareholders at the special meeting in lieu of annual meeting of our shareholders to be held in 2012, the plan will terminate at the special meeting. In addition, during fiscal 2009, we implemented a long-term incentive program for certain key employees. Under this program, participants may receive a mixture of stock options, restricted stock units, and performance-based restricted stock units. The program is designed to reward key employees and provide participants the opportunity to share in the long-term growth of our business. The Compensation Committee of our Board of Directors is responsible for approving equity compensation grants, approving the total bonuses to be distributed, establishing performance-based goals under these programs and plans each year, and determining the performance-based compensation earned each year by our executive officers under our cash incentive plan, with respect to which they can apply negative discretion. Our chief executive officer, in his discretion and in consultation with the Compensation Committee of our Board of Directors, approves the bonuses to be granted to our other employees, based on recommendations of the various leaders supervising the employees' work.

In addition, we work closely with a select group of non-employee experts from leading universities and industry. These experts supplement the work of our employee consultants and generate business for us. In fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, five of our exclusive non-employee experts were responsible for securing engagements that accounted for approximately 8%, 7%, 10%, and 9%, respectively, of our revenues in those periods. We believe these experts choose to work with us because of the interesting and challenging nature of our work, the opportunity to work with our quality-oriented consultants, and the financially rewarding nature of the work. Several non-employee experts, generally comprising the more active of those with whom we work, have entered into restrictive covenant contracts, which, in some cases, include non-competition agreements, of varying lengths with us as of December 31, 2011.

The majority of our revenues depend on the number of hours worked by our employee consultants. As a result, we experience certain seasonal effects that impact our revenue, such as holiday seasons and the summer vacation season.

Marketing and Business Development

We rely to a significant extent on the efforts of our employee consultants, particularly our vice presidents and principals, to market our services. We encourage our employee consultants to generate new business from both existing and new clients, and we reward our employee consultants with increased compensation and promotions for obtaining new business. In pursuing new business, our consultants emphasize our institutional reputation, experience, and client service, while also promoting the expertise of the particular employees who will work on the matter. Many of our consultants have published articles in industry, business, economic, legal, and scientific journals, and have made speeches and presentations at industry conferences and seminars, which serve as a means of attracting new business and enhancing their reputations. On occasion, employee consultants work with one or more non-employee experts to market our services. In addition, we rely upon an experienced team of business development professionals to ensure that the value of our litigation consulting service offerings is fully realized in the marketplace. The team is focused on deepening and broadening client relationships with law firms and general counsels, ensuring that both existing and potential clients have access to our broad array of services, as well as helping to bring the best talent to any given assignment.

We supplement the personal marketing efforts of our employee consultants with firm-wide initiatives. We rely primarily on our reputation and client referrals for new business and undertake traditional marketing activities. We regularly organize seminars for existing and potential clients featuring panel members that include our employee consultants, non-employee experts, and leading government officials. We have an extensive set of brochures organized around our service areas, which describe our experience and capabilities. We also provide information about our services on our corporate website. We distribute publications to existing and potential clients highlighting emerging trends and noteworthy engagements. Because existing clients are an important source of repeat business and referrals, we communicate regularly with our existing clients to keep them informed of developments that affect their markets and industries.

We derive the majority of new business from new engagements from existing clients. We have worked with leading law firms across the globe and believe we have developed a reputation among law firms as a preferred source of sophisticated economic advice for litigation and regulatory work. For our management consulting services, we also rely on referrals from existing clients, and supplement referrals with a significant amount of direct marketing to new clients through conferences, seminars, publications, presentations, and direct solicitations.

It is important to us that we conduct business ethically and in accordance with industry standards and our own rigorous professional standards. We carefully consider the pursuit of each specific market, client, and engagement.

Competition

The market for economic and management consulting services is intensely competitive, highly fragmented, and subject to rapid change. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and management consulting industries. In the litigation, regulatory, and financial consulting markets, we compete primarily with other economic consulting firms and individual academics. We believe the principal competitive factors in this market are reputation, analytical ability, industry expertise, size, and service. In the management consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. We believe the principal competitive factors in this market are reputation, industry expertise, analytical ability, service, and price.

Item 1A—*Risk Factors*

Our operations are subject to a number of risks. You should carefully read and consider the following risk factors, together with all other information in this report, in evaluating our business. If any of these risks, or any risks not presently known to us or that we currently believe are not significant, develops into an actual event, then our business, financial condition, and results of operations could be adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

We depend upon key employees to generate revenue

Our business consists primarily of the delivery of professional services, and accordingly, our success depends heavily on the efforts, abilities, business generation capabilities, and project execution capabilities of our employee consultants. In particular, our employee consultants' personal relationships with our clients are a critical element in obtaining and maintaining client engagements. If we lose the services of any employee consultant or group of employee consultants, or if our employee consultants fail to generate business or otherwise fail to perform effectively, that loss or failure could adversely affect our revenues and results of operations. Our employee consultants generated engagements that accounted for approximately 84%, 90%, 85%, and 83% of our revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. Our top five employee consultants generated approximately 14%, 15%, 13%, and 11% of our revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively.

We do not have non-competition agreements with a majority of our employee consultants, and they can terminate their relationships with us at will and without notice. The non-competition and non-solicitation agreements that we have with some of our employee consultants offer us only limited protection and may not be enforceable in every jurisdiction. In the event that an employee leaves, some clients may decide that they prefer to continue working with the employee rather than with us. In the event an employee departs and acts in a way that we believe violates the employee's non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with the former employee or clients that worked with the employee, or other concerns, outweigh the benefits of any possible legal recovery.

Deterioration of global economic conditions, global market and credit conditions, and regulatory and legislative changes affecting our clients, practice areas, or competitors could have an impact on our business

Overall global economic conditions and global market and credit conditions in the industries we service can negatively impact the market for our services. A number of factors outside of our control include the availability of credit, the costs and terms of borrowing, merger and acquisition activity, and general economic factors and business conditions.

Similarly, many of our clients are in highly regulated industries. Regulatory and legislative changes in these industries could also impact the market for our service offerings and could render our current service offerings obsolete, reduce the demand for our services, or impact the competition for consulting and expert services. For example, potential changes in the patent laws could have a significant impact on our intellectual property practice. We are not able to predict the positive or negative effects that future events or changes to the U.S. or international business environment could have on our operations.

Competition from other litigation, regulatory, financial, and management consulting firms could hurt our business

The market for litigation, regulatory, financial, and management consulting services is intensely competitive, highly fragmented, and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and management consulting industries. In the litigation, regulatory, and financial consulting markets, we compete primarily with other economic and financial consulting firms and individual academics. In the management consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. Many of our competitors have national or international reputations as well as significantly greater personnel, financial, managerial, technical, and marketing resources than we do, which could enhance their ability to respond more quickly to technological changes, finance acquisitions, and fund internal growth. Some of our competitors also have a significantly broader geographic presence and resources than we do.

Our business could suffer if we are unable to hire and retain additional qualified consultants as employees

Our business continually requires us to hire highly qualified, highly educated consultants as employees. Our failure to recruit and retain a significant number of qualified employee consultants could limit our ability to accept or complete engagements and adversely affect our revenues and results of operations. Relatively few potential employees meet our hiring criteria, and we face significant competition for these employees from our direct competitors, academic institutions, government agencies, research firms, investment banking firms, and other enterprises. Many of these competing employers are able to offer potential employees significantly greater compensation and benefits or more attractive lifestyle choices, career paths, or geographic locations than we can. Competition for these employee consultants has increased our labor costs, and a continuation of this trend could adversely affect our margins and results of operations.

In addition, we utilize loans with some of our employees and non-employee experts, other than our executive officers, as a way to attract and retain them. A portion of these loans are collateralized. Defaults under these loans could have a material adverse effect on our consolidated statements of operations, financial condition and liquidity.

Our failure to execute our business strategy or manage future growth successfully could adversely affect our revenues and results of operations

Any failure on our part to execute our business strategy or manage future growth successfully could adversely affect our revenues and results of operations. In the future, we could open offices in new geographic areas, including foreign locations, and expand our employee base as a result of internal growth and acquisitions. Opening and managing new offices often requires extensive management supervision and increases our overall selling, general, and administrative expenses. Expansion creates new and increased management, consulting, and training responsibilities for our employee consultants. Expansion also increases the demands on our internal systems, procedures, and controls, and on our managerial, administrative, financial, marketing, and other resources. We depend heavily upon the managerial, operational, and administrative skills of our executive officers to manage our expansion and business strategy. New responsibilities and demands may adversely affect the overall quality of our work.

Our international operations create special risks

Our international operations carry special financial and business risks, including:

- greater difficulties in managing and staffing foreign operations;
- difficulties from fluctuations in world-wide utilization levels;
- currency fluctuations that adversely affect our financial position and operating results;
- unexpected changes in trading policies, regulatory requirements, tariffs, and other barriers;
- different practices in collecting accounts receivable;
- increased selling, general, and administrative expenses associated with managing a larger and more global organization;
- longer sales cycles;
- restrictions on the repatriation of earnings;
- potentially adverse tax consequences, such as trapped foreign losses;
- the impact of differences in the governmental, legal and regulatory environment in foreign jurisdictions, as well as U.S. laws and regulations related to our foreign operations;
- less stable political and economic environments; and
- civil disturbances or other catastrophic events that reduce business activity.

We conduct a portion of our business in the Middle East. At times, turmoil in the region has interrupted, and could interrupt in the future, our business operations in that region and slow the flow of new opportunities and proposals, which can ultimately affect our revenues and results of operations.

If our international revenues increase relative to our total revenues, these factors could have a more pronounced effect on our operating results.

We depend on our non-employee experts

We depend on our relationships with our exclusive non-employee experts. In fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, five of our top exclusive non-employee experts generated engagements that accounted for approximately 8%, 7%, 10%, and 9% of our revenues in those periods, respectively. We believe that these experts are highly regarded in their fields and that each offers a combination of knowledge, experience, and expertise that would be very difficult to replace. We also believe that we have been able to secure some engagements and attract consultants in part because we can offer the services of these experts. Most of these experts can limit their relationships with us at any time for any reason. These reasons could include affiliations with universities with policies that prohibit accepting specified engagements, termination of exclusive relationships, the pursuit of other interests, and retirement.

In many cases we seek to include restrictive covenant agreements in our agreements with our non-employee experts, which could include non-competition agreements, non-solicitation agreements and non-hire agreements. The limitation or termination of any of their relationships with us, or competition from any of them after these agreements expire, could harm our reputation, reduce our business opportunities and adversely affect our revenues and results of operations. These restrictive covenant agreements that we may have with some of our non-employee experts offer us only limited protection and may not be enforceable in every jurisdiction. In the event that non-employee experts leave, clients working with these non-employee experts may decide that they prefer to continue working with them rather than with us. In the event a non-employee expert departs and acts in a way that we believe violates the expert's restrictive covenant agreements, we will consider any legal and equitable remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with the former non-employee expert or clients that worked with the non-employee expert, or other concerns, outweigh the benefits of any possible legal action or recovery.

To meet our long-term growth targets, we need to establish ongoing relationships with additional non-employee experts who have reputations as leading experts in their fields. We may be unable to establish relationships with any additional non-employee experts. In addition, any relationship that we do establish may not help us meet our objectives or generate the revenues or earnings that we anticipate.

Maintaining our professional reputation is crucial to our future success

Our ability to secure new engagements and hire qualified consultants as employees depends heavily on our overall reputation as well as the individual reputations of our employee consultants and principal non-employee experts. Because we obtain a majority of our new engagements from existing clients, any client that is dissatisfied with our performance on a single matter could seriously impair our ability to secure new engagements. Given the frequently high-profile nature of the matters on which we work, including work before and on behalf of government agencies, any factor that diminishes our reputation or the reputations of any of our employee consultants or non-employee experts could make it substantially more difficult for us to compete successfully for both new engagements and qualified consultants.

Clients can terminate engagements with us at any time

Many of our engagements depend upon disputes, proceedings, or transactions that involve our clients. Our clients may decide at any time to seek to resolve the dispute or proceeding, abandon the transaction, or file for bankruptcy. Our engagements can therefore terminate suddenly and without advance notice to us. If an engagement is terminated unexpectedly, our employee consultants working on the engagement could be underutilized until we assign them to other projects. In addition, because much of our work is project-based rather than recurring in nature, our consultants' utilization depends on our ability to secure additional engagements on a continual basis. Accordingly, the termination or significant reduction in the scope of a single large engagement could reduce our utilization and have an immediate adverse impact on our revenues and results of operations.

We derive our revenues from a limited number of large engagements

We derive a portion of our revenues from a limited number of large engagements. If we do not obtain a significant number of new large engagements each year, our business, financial condition, and results of operations could suffer. Our 10 largest engagements accounted for approximately 14%, 22%, 13%, and 11% of our revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. Our 10 largest clients accounted for approximately 23%, 25%, 16%, and 14% of our revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. In general, the volume of work we perform for any particular client varies from year to year, and due to the specific engagement nature of our practice, a major client in one year may not hire us in the following year.

We depend on our antitrust and mergers and acquisitions consulting business

We derive a significant amount of our revenues from engagements related to antitrust and mergers and acquisitions activities. Any substantial reduction in the number or size of our engagements in these areas could adversely affect our revenues and results of operations. Adverse changes in general economic conditions, particularly conditions influencing the merger and acquisition activity of larger companies, could adversely affect engagements in which we assist clients in proceedings before the U.S. Department of Justice, the U.S. Federal Trade Commission, and various foreign antitrust authorities. For example, global economic recessions have resulted in, and may in the future result in, reduced merger and acquisition activity levels. Any of these reductions in activity level would adversely affect our revenues and results of operations.

Acquisitions may disrupt our operations or adversely affect our results

We regularly evaluate opportunities to acquire other businesses. The expenses we incur evaluating and pursuing acquisitions could adversely affect our results of operations. If we acquire a business, we may be unable to manage it profitably or successfully integrate its operations with our own. Moreover, we may be unable to realize the financial, operational, and other benefits we anticipate from these acquisitions or any other acquisition. Many potential acquisition targets do not meet our criteria, and for those that do, we face significant competition for these acquisitions from our direct competitors, private equity funds, and other enterprises. Competition for future acquisition opportunities in our markets could increase the price we pay for businesses we acquire and could reduce the number of potential acquisition targets. Further, acquisitions may involve a number of special financial and business risks, such as:

- diversion of our management's time, attention, and resources;
- decreased utilization during the integration process;
- loss of key acquired personnel;
- increased costs to improve or coordinate managerial, operational, financial, and administrative systems including compliance with the Sarbanes-Oxley Act of 2002;
- dilutive issuances of equity securities, including convertible debt securities;
- the assumption of legal liabilities;
- amortization of acquired intangible assets;
- potential write-offs related to the impairment of goodwill, including if our enterprise value declines below certain levels;
- difficulties in integrating diverse corporate cultures; and
- additional conflicts of interests.

Fluctuations in our quarterly revenues and results of operations could depress the market price of our common stock

We may experience significant fluctuations in our revenues and results of operations from one quarter to the next. If our revenues or net income in a quarter fall below the expectations of securities analysts or investors, the market price of our common stock could fall significantly. Our results of operations in any quarter can fluctuate for many reasons, including:

- our ability to implement rate increases;
- the number, scope, and timing of ongoing client engagements;
- the extent to which we can reassign our employee consultants efficiently from one engagement to the next;

- the extent to which our employee consultants or clients take holiday, vacation, and sick time, including traditional seasonality related to summer vacation and holiday schedules;
- employee hiring;
- the extent of revenue realization or cost overruns;
- fluctuations in the results and continuity of the operations of our software subsidiary, NeuCo;
- fluctuations in our provision for income taxes due to changes in income arising in various tax jurisdictions, valuation allowances, non-deductible expenses, and changes in estimates of our uncertain tax positions;
- fluctuations in interest rates; and
- collectability of receivables and unbilled work in process.

Because we generate the majority of our revenues from consulting services that we provide on an hourly fee basis, our revenues in any period are directly related to the number of our employee consultants, their billing rates, and the number of billable hours they work in that period. We have a limited ability to increase any of these factors in the short term. Accordingly, if we underutilize our consultants during one part of a fiscal period, we may be unable to compensate by augmenting revenues during another part of that period. In addition, we are occasionally unable to utilize fully any additional consultants that we hire, particularly in the quarter in which we hire them. Moreover, a significant majority of our operating expenses, primarily office rent and salaries, are fixed in the short term. As a result, if our revenues fail to meet our projections in any quarter, that could have a disproportionate adverse effect on our net income. For these reasons, we believe our historical results of operations are not necessarily indicative of our future performance.

Our clients may be unable or unwilling to pay us for our services

Our clients include some companies that may from time to time encounter financial difficulties, particularly during a downward trend in the economy or may dispute the services we provide. If a client's financial difficulties become severe or a dispute arises, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a client with a substantial accounts receivable could have a material adverse effect on our financial condition and results of operations. A small number of clients who have paid sizable invoices later declared bankruptcy, and a court determination that we were not properly entitled to that payment may require repayment of some or all of the amount we received, which could adversely affect our financial condition and results of operations.

Potential conflicts of interests may preclude us from accepting some engagements

We provide our services primarily in connection with significant or complex transactions, disputes, or other matters that are usually adversarial or that involve sensitive client information. Our engagement by a client may preclude us from accepting engagements with the client's competitors or adversaries because of conflicts between their business interests or positions on disputed issues or other reasons. Accordingly, the nature of our business limits the number of both potential clients and potential engagements. Moreover, in many industries in which we provide consulting services, such as in the telecommunications industry, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of potential clients for our services and increase the chances that we will be unable to continue some of our ongoing engagements or accept new engagements as a result of conflicts of interests.

Fluctuations in the types of service contracts we enter into may adversely impact revenue and results of operations

We derive a portion of our revenues from fixed-price contracts. We derived approximately 22%, 26%, 21%, and 12% of revenues from fixed-price engagements in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. These contracts are more common in our management consulting area, and would likely grow in number with any expansion of that area. Fluctuations in the mix between time-and-material contracts, fixed-price contracts and arrangements with fees tied to performance-based criteria, may result in fluctuations of revenue and results of operations. In addition, if we fail to estimate accurately the resources required for a fixed-price project or fail to satisfy our contractual obligations in a manner consistent with the project budget, we might generate a smaller profit or incur a loss on the project. On occasion, we have had to commit unanticipated additional resources to complete projects, and we may have to take similar action in the future, which could adversely affect our revenues and results of operations.

The market price of our common stock may be volatile

The market price of our common stock has fluctuated widely and may continue to do so. For example, from January 2, 2011, to December 31, 2011, the trading price of our common stock ranged from a high of $29.80 per share to a low of $16.42 per share. Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

- variations in our quarterly results of operations;
- the hiring or departure of key personnel or non-employee experts;
- changes in our professional reputation;
- the introduction of new services by us or our competitors;
- acquisitions or strategic alliances involving us or our competitors;
- changes in accounting principles or methods;
- changes in estimates of our performance or recommendations by securities analysts;
- future sales of shares of common stock in the public market; and
- market conditions in the industry and the economy as a whole.

In addition, the stock market often experiences significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company's stock drops significantly, shareholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

We may need to take material write-offs for the impairment of goodwill and other intangible assets, including if our market capitalization declines

As further described in Note 1 of our Notes to Consolidated Financial Statements, goodwill and intangible assets with indefinite lives are monitored annually for impairment, or more frequently, if there are indicators of impairment. In performing the first step of the goodwill impairment testing and measurement process, we compare our entity-wide estimated fair value to net book value to identify potential impairment. We estimate the entity-wide fair value utilizing our market capitalization, plus an appropriate control premium. We have utilized a control premium that considers appropriate industry, market and other pertinent factors, including indications of such premiums from data on recent acquisition transactions. If we determine through the impairment evaluation process that goodwill has been impaired, we would record the impairment charge in our consolidated statement of operations.

Uncertainty in the financial markets and weakness in macroeconomic conditions globally could contribute to the volatility of our stock price. The current macroeconomic environment continues to be challenging and we cannot be certain of the duration of these conditions and their potential impact on our stock price performance. If our market capitalization plus an estimated control premium is below our carrying value for a period we consider to be other-than-temporary, we may be required to record an impairment of our goodwill either as a result of our annual assessment that we conduct in the fourth quarter of each fiscal year, or in a future quarter if an indication of potential impairment is evident. A non-cash goodwill impairment charge would have the effect of decreasing our earnings or increasing our losses in such period. If we are required to take a substantial impairment charge, our operating results would be materially adversely affected in such period.

There were no impairment losses related to goodwill or intangible assets during fiscal 2011. During the five weeks ended January 1, 2011, in connection with the sale of our Asia-Pacific based Energy practice, we recorded a charge of approximately $39,000 related to the write-off of goodwill. In fiscal 2010 and fiscal 2009, in connection with the sale of select practice areas, we recorded charges of $0.3 million and $0.1 million, respectively, related to the write-off of goodwill.

Our entry into new lines of business could adversely affect our results of operations

If we attempt to develop new practice areas or lines of business outside our core litigation, regulatory, financial, and management consulting services, those efforts could harm our results of operations. Our efforts in new practice areas or new lines of business involve inherent risks, including risks associated with inexperience and competition from mature participants in the markets we enter. Our inexperience in these new practice areas or lines of business may result in costly decisions that could harm our business.

Our engagements may result in professional liability and we may be subject to other litigation, claims or assessments

Our services typically involve difficult analytical assignments and carry risks of professional and other liability. Many of our engagements involve matters that could have a severe impact on a client's business, cause the client to lose significant amounts of money, or prevent the client from pursuing desirable business opportunities. Accordingly, if a client is dissatisfied with our performance, the client could threaten or bring litigation in order to recover damages or to contest its obligation to pay our fees. Litigation alleging that we performed negligently, disclosed client confidential information, or otherwise breached our obligations to the client could expose us to significant liabilities to our clients and other third parties and tarnish our reputation.

Despite our efforts to prevent litigation, from time to time we are party to various lawsuits, claims, or assessments in the ordinary course of business. Disputes may arise, for example, from business acquisitions, employment issues, regulatory actions, and other business transactions. The costs and outcome of any lawsuits or claims could have a material adverse effect on us.

Our debt obligations may adversely impact our financial performance

We have a revolving line of credit with our bank for $60.0 million. The amounts available under this line of credit are constrained by various financial covenants and reduced by certain letters of credit outstanding. Our loan agreement with the bank will mature on April 30, 2014. The degree to which we are leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to secure short-term and long-term debt or equity financing in the future will depend on several factors, including our future profitability, the levels of our debt and equity, restrictions under our existing revolving line of credit, and the overall credit and equity market environments.

We could incur substantial costs protecting our proprietary rights from infringement or defending against a claim of infringement

As a professional services organization, we rely on non-competition and non-solicitation agreements with many of our employees and non-employee experts to protect our proprietary rights. These agreements, however, may offer us only limited protection and may not be enforceable in every jurisdiction. In addition, we may incur substantial costs trying to enforce these agreements.

Our services may involve the development of custom business processes or solutions for specific clients. In some cases, the clients retain ownership or impose restrictions on our ability to use the business processes or solutions developed from these projects. Issues relating to the ownership of business processes or solutions can be complicated, and disputes could arise that affect our ability to resell or reuse business processes or solutions we develop for clients.

In recent years, there has been significant litigation in the U.S. involving patents and other intellectual property rights. We could incur substantial costs in prosecuting or defending any intellectual property litigation, which could adversely affect our operating results and financial condition.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our proprietary rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources and could adversely affect our business, operating results and financial condition. Any failure by us to protect our proprietary rights, or any court determination that we have either infringed or lost ownership of proprietary rights could adversely affect our business, operating results and financial condition.

Insurance and claims expenses could significantly reduce our profitability

We are exposed to claims related to group health insurance. We self-insure a portion of the risk associated with these claims. If the number or severity of claims increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessment, our operating results would be adversely affected. Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We expect to periodically assess our self-insurance strategy. We are required to periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts. We maintain individual and aggregate medical plan stop loss insurance with licensed insurance carriers to limit our ultimate risk exposure for any one case and for our total liability.

Many businesses are experiencing the impact of increased medical costs as well as greater variability in ongoing costs. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention when our policies are renewed. If these expenses increase or we experience a claim for which coverage is not provided, results of our operations and financial condition could be materially and adversely affected.

Our charter and by-laws, and Massachusetts law may deter takeovers

Our amended and restated articles of organization and amended and restated by-laws and Massachusetts law contain provisions that could have anti-takeover effects and that could discourage, delay, or prevent a change in control or an acquisition that our shareholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our shareholders to take some corporate actions, including the election of directors. These provisions could limit the price that investors might be willing to pay for shares of our common stock.

Item 1B—*Unresolved Staff Comments*

Not applicable.

Item 2—*Properties*

In the aggregate, as of December 31, 2011, we leased approximately 370,068 square feet of office space in locations around the world, including approximately 8,865 square feet that is leased by NeuCo. We have subleased to other companies approximately 53,719 square feet of our leased office space.

All of our offices are electronically linked and have access to our core consulting tools. We believe our existing facilities are adequate to meet our current requirements and that suitable space will be available as needed.

Item 3—*Legal Proceedings*

None.

Item 4—*Mine Safety Disclosures*

Not applicable.

PART II

Item 5—*Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Market Information. We first offered our common stock to the public on April 23, 1998. Our common stock is traded on the NASDAQ Global Select Market under the symbol CRAI. The following table provides the high and low sales prices of our common stock as reported on the NASDAQ Global Select Market for the periods indicated.

Fiscal Year Ended November 27, 2010	High	Low
November 29, 2009 to February 19, 2010	$28.40	$23.87
February 20, 2010 to May 14, 2010	$28.88	$19.70
May 15, 2010 to September 3, 2010	$24.39	$14.98
September 4, 2010 to November 27, 2010	$21.75	$15.99

Transition Period Ended January 1, 2011	High	Low
November 28, 2010 to January 1, 2011	$25.01	$21.12

Fiscal Year Ended December 31, 2011	High	Low
January 2, 2011 to April 2, 2011	$29.67	$22.23
April 3, 2011 to July 2, 2011	$29.80	$24.02
July 3, 2011 to October 1, 2011	$29.80	$19.47
October 2, 2011 to December 31, 2011	$24.02	$16.42

Shareholders. We had approximately 142 holders of record of our common stock as of February 24, 2012. This number does not include shareholders for whom shares were held in a "nominee" or "street" name.

Dividends. We have not paid any cash dividends in the past and we do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our bank line of credit place restrictions on our ability to pay cash dividends on our common stock.

Repurchases of Equity Securities. The following table provides information about our repurchases of shares of our common stock during the quarter ended December 31, 2011. During that period, we did not act in concert with any affiliate or any other person to acquire any of our common stock and, accordingly, we do not believe that purchases by any such affiliate or other person (if any) are reportable in the following table. For purposes of this table, we have divided the quarter into three periods of four weeks, four weeks and five weeks, respectively, to coincide with our reporting periods during the fourth quarter of fiscal 2011.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
October 2, 2011 to October 29, 2011	10,403 shares(1)	$20.53 per share(1)	—	$6,593,591
October 30, 2011 to November 26, 2011	152,180 shares(1)(2)	$20.09 per share(1)(2)	142,094	$3,739,826
November 27, 2011 to December 31, 2011	25,300 shares(2)	$18.71 per share(2)	25,300	$3,266,340

(1) During the four weeks ended October 29, 2011, we accepted 10,403 shares of our common stock as a tax withholding from certain of our employees, in connection with the vesting of restricted shares that occurred during the indicated period, pursuant to the terms of our 2006 equity incentive plan, at an average price per share of $20.53. During the four weeks ended November 26, 2011, we accepted 10,086 shares of our common stock as a tax withholding from certain of our employees, in connection with the vesting of restricted shares that occurred during the indicated period, pursuant to the terms of our 2006 equity incentive plan, at an average price per share of $20.20.

(2) On August 30, 2011, we issued a press release announcing that our board of directors had approved an expanded share repurchase program of up to an additional $7.5 million of our common stock. During the four weeks ended November 26, 2011, we purchased 142,094 shares authorized under this program for an average price per share of $20.09. During the five weeks ended December 31, 2011, we purchased 25,300 shares authorized under this program for an average price per share of $18.71. On February 22, 2012, our Board of Directors expanded this share repurchase program by authorizing the repurchase of up to an additional $4.45 million of our common stock under it.

Shareholder Return Performance Graph. The graph below compares the cumulative 5-year total return of holders of our common stock with the cumulative total returns of the NASDAQ Composite index, and a customized peer group of four companies that includes: Duff & Phelps Corp., FTI Consulting Inc, Huron Consulting Group Inc., and Navigant Consulting Inc. In our annual reports on Form 10-K for our fiscal years 2004 through 2010, the peer group also included LECG Corporation. LECG Corporation has been removed from the peer group as a result of its delisting during our fiscal 2011. Accordingly, LECG Corporation is not included in the peer index for all periods presented in the graph below. The inclusion of Duff & Phelps Corp. in the peer group begins with the date of its initial public offering on September 28, 2007. The graph tracks the performance of a $100 investment in our common stock, in the peer group, and in the index (with the reinvestment of all dividends) from November 25, 2006 to December 31, 2011. We paid no cash dividends during the period shown. The performance of the market index and the peer group indices is shown on a total return (dividends reinvested) basis.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among CRA International, Inc., the NASDAQ Composite Index
and a Peer Group



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
11/25/06
11/24/07
11/29/08
11/28/09
11/27/10
1/1/11
12/31/11
CRA International, Inc.
NASDAQ Composite
Peer Group

	11/25/06	11/24/07	11/29/08	11/28/09	11/27/10	1/1/11	12/31/11
CRA International, Inc.	**100.00**	**90.04**	**55.53**	**46.45**	**41.08**	**45.03**	**38.00**
NASDAQ Composite	**100.00**	**110.41**	**63.37**	**89.98**	**105.24**	**111.88**	**110.25**
Peer Group	**100.00**	**152.64**	**141.12**	**106.06**	**83.95**	**91.23**	**105.36**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6—*Selected Financial Data*

The following selected consolidated financial data for each of the fiscal years in the five-year period ended December 31, 2011, and as of the five weeks ended January 1, 2011, has been derived from our audited consolidated financial statements. The following selected consolidated financial data as of the five weeks ended January 2, 2010 has been derived from our unaudited consolidated financial statements.

	Fiscal Year Ended					Transition Period	
	December 31, 2011 (52 weeks)	November 27, 2010 (52 weeks)	November 28, 2009 (52 weeks)	November 29, 2008 (53 weeks)	November 24, 2007 (52 weeks)	January 1, 2011 (5 weeks)	January 2, 2010 (5 weeks)
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)
Consolidated Statements of Operations Data(1):							
Revenues	$305,228	$287,424	$301,639	$376,751	$394,645	$22,250	$20,360
Costs of services	199,383	197,140	199,861	251,263	248,514	16,400	15,009
Gross profit	105,845	90,284	101,778	125,488	146,131	5,850	5,351
Selling, general and administrative expenses	71,752	73,900	76,124	92,797	90,079	6,144	6,390
Depreciation and amortization	5,029	5,983	8,521	12,699	9,782	506	451
Income (loss) from operations	29,064	10,401	17,133	19,992	46,270	(800)	(1,490)
Interest income	332	361	451	3,132	5,514	29	30
Interest expense	(911)	(3,356)	(4,381)	(5,252)	(4,998)	(147)	(396)
Gain (loss) on extinguishment of convertible debentures	3	(669)	(134)	448	—	—	—
Other income (expense), net	(405)	(504)	44	1,444	(441)	(28)	60
Income (loss) before (provision) benefit for income taxes, equity method investment gain (loss)	28,083	6,233	13,113	19,764	46,345	(946)	(1,796)
(Provision) benefit for income taxes	(11,138)	(4,273)	(7,422)	(13,251)	(17,954)	288	1,232
Income (loss) before equity method investment gain (loss), net of tax	16,945	1,960	5,691	6,513	28,391	(658)	(564)
Equity method investment gain (loss), net of tax	—	—	—	(363)	1,794	—	—
Net income (loss)	16,945	1,960	5,691	6,150	30,185	(658)	(564)
Net (income) loss attributable to noncontrolling interest, net of tax	(94)	626	617	36	—	32	206
Net income (loss) attributable to CRA International, Inc.:	$ 16,851	$ 2,586	$ 6,308	$ 6,186	$ 30,185	$ (626)	$ (358)
Net income (loss) per share attributable to CRA International, Inc.(2):							
Basic	$ 1.60	$ 0.24	$ 0.59	$ 0.58	$ 2.69	$ (0.06)	$ (0.03)
Diluted	$ 1.57	$ 0.24	$ 0.59	$ 0.57	$ 2.48	$ (0.06)	$ (0.03)
Weighted average number of shares outstanding(2):							
Basic	10,555	10,643	10,608	10,610	11,220	10,567	10,639
Diluted	10,739	10,773	10,718	10,904	12,149	10,567	10,639

	December 31, 2011	November 27, 2010	November 28, 2009	November 29, 2008	November 24, 2007	January 1, 2011	January 2, 2010
	(audited)	(audited)	(audited)	(audited)	(audited)	(audited)	(unaudited)
Consolidated Balance Sheet Data(1):							
Working capital	$107,651	$ 99,353	$147,195	$143,097	$150,785	$100,533	$144,972
Total assets	372,107	373,699	422,111	444,515	451,431	367,365	408,363
Total long-term debt	1,631	2,211	62,694	77,948	83,018	2,069	62,821
Total shareholders' equity	268,407	256,420	255,715	238,968	252,703	255,424	254,257

(1) On June 9, 2009, we purchased substantially all of the assets of Marakon Associates, Inc. This acquisition was accounted for under the purchase accounting method, and the results of operations for this acquisition have been included in the accompanying statements of operations from the date of acquisition.

(2) Basic net income (loss) per share represents net income divided by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share represents net income (loss) divided by the weighted average shares of common stock and common stock equivalents outstanding during the period, if applicable. Weighted average shares used in diluted net income per share include common stock equivalents arising from stock options, unvested restricted stock, and shares underlying our debentures using the treasury stock method. All common stock equivalents are excluded in the five weeks ended January 1, 2011 and January 2, 2010 because they are antidilutive.

Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We are a worldwide leading economic, financial, and management consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients.

We derive revenues principally from professional services rendered by our employee consultants. In most instances, we charge clients on a time-and-materials basis and recognize revenues in the period when we provide our services. We charge consultants' time at hourly rates, which vary from consultant to consultant depending on a consultant's position, experience, expertise, and other factors. We derive a portion of our revenues from fixed-price contracts. Revenues from fixed-price engagements are recognized using a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. We derived approximately 22%, 26%, 21%, and 12% of our revenues from fixed-price engagements in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. We generate substantially all of our professional services fees from the work of our own employee consultants and a portion from the work of our non-employee experts. Factors that affect our professional services revenues include the number and scope of client engagements, the number of consultants we employ, the consultants' billing rates, and the number of hours our consultants work. Revenues also include reimbursements, which include travel and other out-of-pocket expenses, outside consultants, and other reimbursable expenses.

Our costs of services include the salaries, bonuses, share-based compensation expense, and benefits of our employee consultants. Our bonus program awards discretionary bonuses based on our revenues and profitability and individual performance. Costs of services also include out-of-pocket and other expenses, and the salaries of support staff whose time is billed directly to clients, such as librarians, editors, and programmers. Selling, general, and administrative expenses include salaries, bonuses, share-based compensation expense, and benefits of our administrative and support staff, fees to non-employee experts for generating new business, office rent, marketing, and other costs.

Change in Fiscal Year

On December 17, 2010, our Board of Directors approved a change in our fiscal year end from the last Saturday in November to the Saturday nearest December 31 of each year. The fiscal year change was effective beginning with our 2011 fiscal year, which began January 2, 2011 and ended December 31, 2011. As a result of the change, we had a five-week transition period which began November 28, 2010 and ended January 1, 2011. The audited results of the five-week transition period are presented herein. The fiscal year change was not effective until after the completion of our 2010 fiscal year. The prior year comparative financial and other information reported in the financial statements herein continues to be presented based on our prior fiscal year end calendar. For comparative analysis purposes, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented herein compares the audited results for the five-week transition period ended January 1, 2011, to the unaudited results for the five-week comparative period ended January 2, 2010.

Our fiscal years periodically contain 53 weeks rather than 52 weeks. Fiscal 2011, fiscal 2010, and fiscal 2009 were 52-week years.

Utilization and Seasonality

We derive the majority of our revenues from the number of hours worked by our employee consultants. Our utilization of those employee consultants is one key indicator that we use to measure our operating performance. We calculate utilization by dividing the total hours worked by our employee consultants on engagements during the measurement period by the total number of hours that our employee consultants were available to work during that period. Utilization was 74% for fiscal 2011, 67% for fiscal 2010, and 69% for fiscal 2009. Utilization was 67% for the five weeks ended January 1,

2011 and 61% for the five weeks ended January 2, 2010. The increase in utilization in fiscal 2011 compared to fiscal 2010 is due primarily to an increase in demand for our services.

We experience certain seasonal effects that impact our revenue. Concurrent vacations or holidays taken by a large number of consultants can adversely impact our revenue. For example, the third quarter typically experiences fewer billable hours as that is the summer vacation season for most of our offices. Also, historically we have experienced fewer billable hours in our fiscal quarter that includes the holiday season, which was the fourth quarter in fiscal 2011 and the first quarter for each of fiscal 2010 and fiscal 2009. The five-week transition period ended January 1, 2011 also included the holiday season.

Acquisitions and International Operations

On June 9, 2009, we acquired substantially all of the assets of Marakon Associates, a leading strategy consulting firm known for pioneering value-based management. Under the terms of the transaction, we acquired substantially all of the assets of Marakon Associates, including certain intangible assets, accounts receivable, and all client projects underway at the time. As a result of this acquisition, we added 48 employee consultants, who are based in our London, Chicago, and New York offices. The acquisition was not material.

Revenues outside of the U.S. accounted for approximately 26%, 24%, 27%, and 26% of our total revenues in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. Revenue by country is detailed in Note 13 to our Notes to Consolidated Financial Statements.

Noncontrolling Interest

During fiscal 2009, our ownership interest in NeuCo was 49.15%. During fiscal 2010, NeuCo acquired $0.9 million of its outstanding shares. As a result of this transaction, our ownership interest in NeuCo increased from 49.15% to 55.89%. Our ownership interest has constituted control under GAAP for all periods presented. Therefore, NeuCo's financial results have been consolidated with ours and the portion of NeuCo's results allocable to its other owners is shown as "noncontrolling interest."

NeuCo's revenues included in our consolidated statements of operations for fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 totaled approximately $6.2 million, $0.4 million, $6.4 million, and $8.9 million, respectively. NeuCo's net income included in our consolidated statements of operations for fiscal 2011was approximately $0.2 million. NeuCo's net loss included in our consolidated statements of operations for the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 totaled approximately $0.1 million, $1.3 million, and $1.5 million, respectively. NeuCo's net income, net of amounts allocable to its other owners, included in our consolidated statements of operations for fiscal 2011 was approximately $0.1 million. NeuCo's net loss, net of amounts allocable to its other owners, included in our consolidated statements of operations for the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 totaled approximately $39,000, $0.7 million, and $0.8 million, respectively.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosure of contingent assets and liabilities. Estimates in these consolidated financial statements include, but are not limited to, accounts receivable allowances, revenue recognition on fixed price contracts, depreciation of property and equipment, share-based compensation, valuation of acquired intangible assets, impairment of long lived assets, goodwill, accrued and deferred income taxes, valuation allowances on deferred tax assets, accrued compensation, accrued exit costs, and other accrued expenses. These items are monitored and analyzed by management for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if our assumptions based on past experience or our other assumptions do not turn out to be substantially accurate.

A summary of the accounting policies that we believe are most critical to understanding and evaluating our financial results is set forth below. This summary should be read in conjunction with our consolidated financial statements and the related notes included in Item 8 of this annual report on Form 10-K.

Revenue Recognition and Accounts Receivable Allowances. We derive substantially all of our revenues from the performance of professional services. The contracts that we enter into and operate under specify whether the engagement will be billed on a time-and-materials or fixed-price basis. These engagements generally last three to six months, although some of our engagements can be much longer in duration. Each contract must be approved by one of our vice presidents.

We recognize substantially all of our revenues under written service contracts with our clients where the fee is fixed or determinable, as the services are provided, and only in those situations where collection from the client is reasonably assured. In certain cases we provide services to our clients without sufficient contractual documentation, or fees are tied to performance-based criteria, which require us to defer revenue in accordance with U.S. GAAP. In these cases, these amounts are fully reserved until all criteria for recognizing revenue are met.

Most of our revenue is derived from time-and-materials service contracts. Revenues from time-and-materials service contracts are recognized as the services are provided based upon hours worked and contractually agreed-upon hourly rates, as well as indirect fees based upon hours worked.

Revenues from the majority of our fixed-price engagements are recognized on a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. We derived approximately 22%, 26%, 21%, and 12% of revenues from fixed-price engagements in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. Project costs are based on the direct salary of the consultants on the engagement plus all direct expenses incurred to complete the engagement. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and terms set forth in the contract, and are indicative of the level of benefit provided to our clients. Fixed-price contracts generally include a termination provision that converts the agreement to a time-and-materials contract in the event of termination of the contract. Our management maintains contact with project managers to discuss the status of the projects and, for fixed-price engagements, management is updated on the budgeted costs and resources required to complete the project. These budgets are then used to calculate revenue recognition and to estimate the anticipated income or loss on the project. In the past, occasionally we have been required to commit unanticipated additional resources to complete projects, which has resulted in lower than anticipated income or losses on those contracts. We may experience similar situations in the future. Provisions for estimated losses on contracts are made during the period in which such losses become probable and can be reasonably estimated. To date, such losses have not been significant.

Revenues also include reimbursements, which include travel and other out-of-pocket expenses, outside consultants, and other reimbursable expenses. Reimbursable expenses are as follows (in thousands):

	Fiscal Year Ended	Transition Period	Fiscal Year Ended	Fiscal Year Ended
	December 31, 2011 (52 weeks)	January 1, 2011 (5 weeks)	November 27, 2010 (52 weeks)	November 28, 2009 (52 weeks)
Reimbursable expenses	$39,722	$2,936	$37,585	$43,961

Our normal payment terms are 30 days from invoice date. For fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, our average days sales outstanding (DSOs) at the end of the period were 96 days, 93 days, 101 days, and 97 days, respectively. We calculate DSOs by dividing the sum of our accounts receivable and unbilled services balance, net of deferred revenue, at the end of the period by average daily revenues. Average daily revenues are calculated by dividing period revenues by the number of days in the period. Our project managers and finance personnel monitor payments from our clients and assess any collection issues. We maintain accounts receivable allowances for estimated losses resulting from disputed amounts or the inability of our clients to make required payments. We base our estimates on our historical collection experience, current trends, and credit policy. In determining these estimates, we examine historical write-offs of our receivables and review client accounts to identify any specific customer collection issues. If the financial condition of our customers were to deteriorate or disputes were to arise regarding the services provided, resulting in an impairment of their ability or intent to make payment, additional allowances may be required. A failure to estimate accurately the accounts receivable allowances and ensure that payments are received on a timely basis could have a material adverse effect on our business, financial condition, and results of operations. As of December 31, 2011, January 1, 2011, and November 27, 2010, $6.5 million, $7.0 million, and $6.9 million, were provided for accounts receivable allowances, respectively.

Share-Based Compensation Expense. Share-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. We use the Black-Scholes option-pricing model to estimate the fair value of share-based awards. Option valuation models require the input of assumptions, including the expected life of the share-based awards, the expected stock price volatility, the risk-free interest rate, and the expected dividend yield. The expected volatility and expected life are based on our historical experience. The risk-free interest rate is based on U.S. Treasury interest rates whose term is consistent with the expected life of the share-based award. Expected dividend yield was not considered in the option pricing formula since we do not pay dividends and have no current plans to do so in the future. We will update these assumptions if changes are warranted. The forfeiture rate is based upon historical experience. We adjust the estimated forfeiture rate based upon our actual experience. In addition, we have performance-based awards that are valued at the fair value of shares as of the grant date and expense is recognized based on the number of shares expected to vest under the terms of the award under which they are granted. The fair value determination requires significant assumptions, including estimating future revenues and profits.

Valuation of Goodwill and Other Intangible Assets. We account for our acquisitions under the purchase method of accounting. Goodwill represents the purchase price of acquired businesses in excess of the fair market value of net assets acquired. Intangible assets consist of non-competition agreements, customer relationships, customer lists, developed technology, and trademarks, which are generally amortized on a straight-line basis over their remaining useful lives (four to ten years).

In accordance with Accounting Standards Codification ("ASC") Topic 350, "Intangibles-Goodwill and Other" ("ASC Topic 350"), goodwill and intangible assets with indefinite lives are not subject to amortization, but are monitored annually for impairment, or more frequently, as necessary. For our goodwill impairment analysis, we operate under one reporting unit. Under ASC Topic 350, in performing the first step of the goodwill impairment testing and measurement process, we compare our entity-wide estimated fair value to net book value to identify potential impairment. We estimate the entity-wide fair value utilizing our market capitalization, plus an appropriate control premium. Market capitalization is determined by multiplying the shares outstanding on the assessment date by the average market price of our common stock over a reasonable period of time based upon management's judgment. We have utilized a control premium which considers appropriate industry, market and other pertinent factors, including indications of such premiums from data on recent acquisition transactions. If the fair value of the reporting unit is less than the book value, the second step is performed to determine if goodwill is impaired. If we determine through the impairment evaluation process that goodwill has been impaired, we would record the impairment charge in our consolidated statement of operations.

The net amount of goodwill was approximately $140.7 million as of December 31, 2011. The goodwill amount for acquisitions is initially recorded based upon a preliminary estimated purchase price allocation and is subject to change. Any preliminary purchase price allocation is based upon our estimate of fair value, and is finalized as we receive other information relevant to the acquisition.

We assess the impairment of amortizable intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

- a significant underperformance relative to expected historical or projected future operating results;
- a significant change in the manner of our use of the acquired asset or the strategy for our overall business;
- a significant negative industry or economic trend; and
- our entity-wide fair value relative to net book value.

If we were to determine that an impairment evaluation is required, we would review the expected future undiscounted cash flows to be generated by the assets. If we determine that the carrying value of intangible assets may not be recoverable, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. The net amount of intangible assets was approximately $2.5 million as of December 31, 2011.

We completed the annual impairment test required during the fourth quarter of fiscal 2011 and determined that there was no impairment. At the time of the annual test, the entity-wide estimated fair value exceeded the net book value by approximately 25%. During the five-week transition period ended January 1, 2011, in connection with the sale of our Asia-Pacific based Energy practice, we recorded a charge of approximately $39,000 related to the write-off of goodwill. In fiscal 2010 and fiscal 2009, in connection with the sale of select practice areas, we recorded charges of $0.3 million and $0.1 million, respectively, related to the write-off of goodwill.

If our market capitalization plus an estimated control premium is below the carrying value for a period we consider to be other-than-temporary, we may be required to record an impairment of goodwill either as a result of our annual assessment or in a future quarter if an indication of potential impairment is evident. A non-cash goodwill impairment charge would have the affect of decreasing our earnings in such period. If we are required to take a substantial impairment charge, our operating results would be materially adversely affected in such period.

Accounting for Income Taxes. We record income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Our financial statements contain certain deferred tax assets and liabilities that result from temporary differences between book and tax accounting, as well as net operating loss carryforwards. ASC Topic 740, "Income Taxes," ("ASC Topic 740") requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The decision to record a valuation allowance requires varying degrees of judgment based upon the nature of the item giving rise to the deferred tax asset. As a result of operating losses incurred in certain of our foreign subsidiaries, and uncertainty as to the extent and timing of profitability in future periods, we recorded valuation allowances in the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 in these foreign subsidiaries based on the facts and circumstances affecting each subsidiary. Had we not recorded these allowances of approximately $0.1 million, $2.2 million and $1.7 million in the transition period, fiscal 2010, and fiscal 2009, respectively, we would have reported a lower tax provision or a higher tax benefit, and a more favorable effective tax rate, than that recognized in our statements of operations in the transition period, fiscal 2010, and fiscal 2009, respectively. If the realization of deferred tax assets is considered more likely than not, the corresponding release of the valuation allowance would increase net income in the period such determination was made. In fiscal 2011 management made the determination, based on improved operations, that the realization of certain deferred tax assets is considered more likely than not and released approximately $1.7 million of valuation allowances that had been previously provided. The amount of the deferred tax asset considered realizable is based on significant estimates, and it is possible that changes in these estimates in the near term could materially affect our financial condition and results of operations.

Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss, changes to the valuation allowance, changes to federal, state, or foreign tax laws, future expansion into areas with varying country, state, and local income tax rates, deductibility of certain costs, uncertain tax positions, and expenses by jurisdiction, and as a result of acquisitions or dispositions.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several different tax jurisdictions. We are periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. The Company accounts for uncertainties in income tax positions in accordance with ASC Topic 740. The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdiction is the United States. We are no longer subject to U.S. federal examinations by the Internal Revenue Service for years before fiscal 2008. In fiscal 2011, the Internal Revenue Service began an examination of our fiscal 2009 U.S. federal tax return. The examination is in its initial stages. There have not been any material adjustments proposed and the outcome of this review cannot reasonably be predicted at this time. In fiscal 2010, the Internal Revenue Service examined our fiscal 2007 U.S. federal tax return. This examination was concluded with no change in taxable income. During fiscal 2011, the HM Revenue and Customs completed a review of our UK subsidiary's fiscal 2006 and fiscal 2007 corporate tax returns with no material adjustments. Also during fiscal 2011, the HM Revenue and Customs began a review of the UK subsidiary's fiscal 2009 corporate tax return. There have not been any adjustments proposed and the outcome of this review cannot reasonably be predicted at this time.

Recent Accounting Standards

Goodwill

In September 2011, the FASB issued Accounting Standards Update ("ASU") 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"). The objective of ASU 2011-08 is to simplify how entities test goodwill for impairment. The amendments in ASU 2011-08 permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. We believe the adoption of ASU 2011-08 will have no impact on our financial position, results of operations, cash flows, or disclosures.

In December 2010, the FASB issued an ASU 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts* ("ASU 2010-28"). ASU 2010-28 clarifies the requirement to test for impairment of goodwill. ASC Topic 350 requires that goodwill be tested for impairment if the carrying amount of a reporting unit exceeds its fair value. Under ASU 2010-28, when the carrying amount of a reporting unit is zero or negative, an entity must assume that it is more likely than not that a goodwill impairment exists, perform an additional test to determine whether goodwill has been impaired and calculate the amount of that impairment. The modifications to ASC Topic 350 resulting from the issuance of ASU 2010-28 are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. The adoption of the provisions of ASU 2010-28 had no effect on our financial position, results of operations, cash flows, or disclosures.

Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"). The objective of ASU 2011-05 is to increase the prominence of items reported in other comprehensive income. The main provisions of ASU 2011-05 provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one or two consecutive financial statements. The option in current U.S. GAAP that permits the presentation of other comprehensive income in the statement of changes in equity has been eliminated. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. We believe the adoption of ASU 2011-05 changes our financial statement presentation but will have no impact on our financial position, results of operations, cash flows, or disclosures.

Fair Value Measurements

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 does not require additional fair value measurements and is primarily a convergence of words between U.S. GAAP and IFRS. ASU 2011-04 is effective for the first interim or annual reporting period beginning on or after December 15, 2011, and we believe the adoption of ASU 2011-04 will have no impact on our financial position, results of operations, cash flows, or disclosures.

Business Combinations

In December 2010, the FASB issued ASU 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations* ("ASU 2010-29"), which requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of the provisions of ASU 2010-29 had no effect on our financial position, results of operations, cash flows, or disclosures.

Results of Operations

The following table provides operating information as a percentage of revenues for the periods indicated:

	Fiscal Year Ended				
	December 31, 2011 (52 weeks)	November 27, 2010 (52 weeks)	November 28, 2009 (52 weeks)	January 1, 2011 (5 weeks)	January 2, 2010 (5 weeks)
	(audited)	(audited)	(audited)	(audited)	(unaudited)
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs of services	65.3	68.6	66.3	73.7	73.7
Gross profit	34.7	31.4	33.7	26.3	26.3
Selling, general and administrative expenses	23.5	25.7	25.2	27.6	31.4
Depreciation and amortization	1.6	2.1	2.8	2.3	2.2
Income (loss) from operations	9.5	3.6	5.7	(3.6)	(7.3)
Interest income	0.1	0.1	0.1	0.1	0.1
Interest expense	(0.3)	(1.1)	(1.5)	(0.7)	(1.9)
Gain (loss) on extinguishment of convertible debentures	—	(0.2)	—	—	—
Other income (expense), net	(0.1)	(0.2)	—	(0.1)	0.3
Income (loss) before (provision) benefit for income taxes	9.2	2.2	4.3	(4.3)	(8.8)
(Provision) benefit for income taxes	(3.6)	(1.5)	(2.4)	1.3	6.0
Net income (loss)	5.6	0.7	1.9	(3.0)	(2.8)
Net (income) loss attributable to noncontrolling interest, net of tax	—	0.2	0.2	0.2	1.0
Net income (loss) attributable to CRA International, Inc.	5.5%	0.9%	2.1%	(2.8)%	(1.8)%

Fiscal 2011 Compared to Fiscal 2010

On December 17, 2010, our Board of Directors approved a change in our fiscal year end from the last Saturday in November to the Saturday nearest December 31 of each year. The fiscal year change was effective beginning with our 2011 fiscal year that began January 2, 2011 and ended December 31, 2011. The discussion below includes the comparison of the audited results for the fiscal year ended December 31, 2011 to the audited results for the fiscal year ended November 27, 2010.

Revenues. Revenues increased by $17.8 million, or 6.2%, to $305.2 million for fiscal 2011 from $287.4 million for fiscal 2010. Our revenue improvement was due to increased demand for our services, even though we remain cautious about our clients' spending environment as economic uncertainty and political and regulatory instability continue to be underlying factors in the markets we serve. We had a steady stream of engagements throughout the year, consistent lead flow and healthy project conversion rates, and growth in both our management consulting and litigation lines of business. We also believe that our consulting areas have benefited from our recent investments in business development, particularly in the litigation and regulatory consulting areas. Utilization increased to 74% for fiscal 2011 from 67% for fiscal 2010 primarily as a result of increased demand for our services.

Overall, revenues outside of the U.S. were approximately 26% and 27% of total revenues for fiscal 2011 and fiscal 2010, respectively. Revenues derived from fixed-price engagements were 22% of total revenues for fiscal 2011 compared with 21% for fiscal 2010. The slight increase in revenues from fixed-price engagements is due primarily to a change in the proportion of time-and-materials service contracts and fixed-price service contracts due to the growth in our management consulting area, where fixed price service contracts are more prevalent than in our litigation, regulatory, and financial consulting area.

Costs of Services. Costs of services increased $2.2 million, or 1.1%, to $199.4 million for fiscal 2011 from $197.1 million for fiscal 2010. The increase in costs of services was due primarily to incentive bonus expense for our employees that was accrued for in fiscal 2011 due to the increase in revenue and profitability and an increase in client reimbursable expenses. Client reimbursable expenses increased $2.1 million, or 5.7%, to $39.7 million for fiscal 2011 from $37.6 million for fiscal 2010 primarily related to an increase in the usage of non-employee experts and subcontractors. These increases were offset by a decrease in employee compensation expense due to a decrease in employee consultant headcount from 548 as of November 27, 2010 to 521 as of December 31, 2011 and $5.4 million of restructuring expenses recorded in costs of services during fiscal 2010 to more closely align our costs and our staffing levels with revenue. We did not record any restructuring expenses in costs of services during fiscal 2011.

As a percentage of revenues, costs of services decreased to 65.3% for fiscal 2011 from 68.6% for fiscal 2010. The decrease in costs of services as a percentage of revenue was due primarily to the increase in revenue during fiscal 2011 as compared with fiscal 2010 and lower compensation expense as a percentage of revenue primarily due to the decrease in employee consultant headcount from 548 as of November 27, 2010 to 521 as of December 31, 2011 and restructuring expenses recorded in the fiscal 2010.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $2.1 million, or 2.9%, to $71.8 million for fiscal 2011 from $73.9 million for fiscal 2010. The decrease in selling, general and administrative expenses was due primarily to the $2.0 million decrease in restructuring expenses in fiscal 2011 as compared with fiscal 2010. During fiscal 2011, we recorded $1.0 million in restructuring expenses related to leased office space at our former Houston, TX office, which was closed during the second quarter of fiscal 2010, for a change in the estimate of the future minimum lease payments and related exit costs through the end of the remaining lease term, net of expected future sublease rental income measured at fair value. During fiscal 2010, we recorded $3.0 million in restructuring expenses related to office space reductions in our Boston, Massachusetts, Chicago, Illinois, and Houston, Texas offices. As a result of these restructuring actions, rent and office operating expenses decreased by approximately $1.7 million in fiscal 2011 as compared with fiscal 2010. Partially offsetting these decreases were increases in incentive bonus expense for our employees that were accrued for in fiscal 2011 due to the increase in revenue and profitability and investments in business development. In addition, included in selling, general and administrative expenses are $3.9 million and $5.2 million in selling, general and administrative expenses in fiscal 2011 and fiscal 2010, respectively, due to the consolidation of NeuCo.

As a percentage of revenues, selling, general and administrative expenses decreased to 23.5% for fiscal 2011 from 25.7% for fiscal 2010, which was primarily a result of the increase in revenue in fiscal 2011 compared with fiscal 2010 and a decrease in rent as a percentage of revenue.

Depreciation and Amortization. Depreciation and amortization decreased by $1.0 million, or 15.9%, to $5.0 million for fiscal 2011 from $6.0 million for fiscal 2010 primarily due to assets that became fully depreciated in fiscal 2011 or fiscal 2010 and the decrease in leasehold improvements and computer equipment as a result of office closures and reduced headcount.

Interest Expense. Interest expense decreased by $2.4 million to $0.9 million for fiscal 2011 from $3.4 million for fiscal 2010. The decrease was primarily due to our repurchase, on June 15, 2011, of 100% of the principal amount of the outstanding debentures plus accrued and unpaid interest, which amounted to $21.9 million and $0.3 million, respectively. Through this final repurchase date, interest expense primarily consisted of interest incurred on this convertible debt, the amortization of debt issuance costs, and the amortization of the discount on the debt for the equity conversion feature of the debt instrument.

Gain (Loss) on Extinguishment of Convertible Debentures. During fiscal 2011, we repurchased 100% of the principal amount of the outstanding debentures plus accrued and unpaid interest, which amounted to $21.9 million and $0.3 million, respectively, resulting in a gain on a pre-tax basis. During fiscal 2010, we repurchased convertible debentures in the principal amount of $40.7 million, on the open market, resulting in a $0.7 million loss on a pre-tax basis. Although we repurchased our debt at a discount in fiscal 2010, we incurred non-cash losses on the repurchases under the provisions of ASC Topic 470-20, which required us to discount our debt for the equity conversion feature of the debt instrument.

Provision for Income Taxes. For fiscal 2011 our income tax provision was $11.1 million and the effective tax rate was 39.7% compared to $4.3 million and an effective tax rate of 68.6% for fiscal 2010. The effective tax rate for fiscal 2011 benefited from the use of foreign net operating loss carryforwards and foreign tax credits that had not been previously benefited, and the related release of certain valuation allowances as a result of improved profitability in certain foreign jurisdictions. The effective tax rate in fiscal 2010 was higher than the statutory rate primarily due to losses in foreign locations that could not be benefited and tax charges, including an unfavorable prior year tax adjustment, by NeuCo in spite of continued operating losses. These charges in fiscal 2010 were partially offset by the utilization of net operating losses in the United Kingdom and the Netherlands and the partial release of a valuation allowance related to the utilization of foreign tax credits.

Net (Income) Loss Attributable to Noncontrolling Interest, Net of Tax. Our ownership interest in NeuCo constitutes control under U.S. GAAP. As a result, NeuCo's financial results are consolidated with ours and allocations of the noncontrolling interest's share of NeuCo's net income result in deductions to our net income, while allocations of the noncontrolling interest's share of NeuCo's net loss result in additions to our net income. During the first quarter of fiscal 2010, our ownership interest in NeuCo was 49.15%. During the second quarter of fiscal 2010, NeuCo reacquired $0.9 million of its shares. As a result of this transaction, our ownership interest in NeuCo increased from 49.15% to 55.89%. NeuCo's results of operations allocable to its other owners was net income of $94,000 for fiscal 2011 and a net loss of $0.6 million for fiscal 2010.

Net Income Attributable to CRA International, Inc. Net income attributable to CRA International, Inc. increased by $14.3 million to $16.9 million for fiscal 2011 from $2.6 million for fiscal 2010. The diluted net income per share was $1.57 per share for fiscal 2011, compared to $0.24 per share for fiscal 2010. Diluted weighted average shares outstanding decreased by approximately 34,000 shares to approximately 10,739,000 shares for fiscal 2011 from approximately 10,773,000 shares for fiscal 2010. The decrease in weighted average shares outstanding is primarily due to repurchases of common stock since fiscal 2010, offset in part by restricted shares that have vested, performance-based restricted share awards that have been earned, and stock options that have been exercised since fiscal 2010.

Audited Five Weeks Ended January 1, 2011 Compared to Unaudited Five Weeks Ended January 2, 2010

On December 17, 2010, our Board of Directors approved a change in our fiscal year end from the last Saturday in November to the Saturday nearest December 31 of each year. The fiscal year change was effective beginning with our 2011 fiscal year that began January 2, 2011 and ended December 31, 2011. As a result of this change, we had a five week transition period which began November 28, 2010 and ended January 1, 2011. The discussion below includes the comparison of the audited results for the five-week transition period ended January 1, 2011 to the unaudited results for the five-week comparative period ended January 2, 2010. These two comparative periods each include two weeks with major holidays and resultant employee consultant vacation time. Accordingly, revenue for the five-week periods is not representative of five average weeks from a full fiscal cycle. Moreover, expenses such as compensation, occupancy costs and many other costs continue on a level basis, which impacted performance in both periods.

Revenues. Revenues for the five weeks ended January 1, 2011, increased by $1.9 million, or 9.3%, to $22.3 million, from $20.4 million for the five weeks ended January 2, 2010. Included in revenues are $0.4 million and $0.6 million for the five weeks ended January 1, 2011 and January 2, 2010, respectively, due to the consolidation of NeuCo. The increase in revenue was a result of continuing improvements in activity within our litigation, regulatory and financial consulting and management consulting areas, evidenced by an increase in our utilization from 61% for the five weeks ended January 2, 2010 to 67% in the five-week transition period ended January 1, 2011. Despite this utilization increase, these comparative periods represent weak operating periods for us due to the holiday season and disproportionate levels of vacation. Therefore, utilization in these periods tends to be lower than utilization typically experienced during other periods.

Cost of Services. Cost of services increased by $1.4 million, or 9.3%, to $16.4 million for the five weeks ended January 1, 2011, from $15.0 million for the five weeks ended January 2, 2010. Included in costs of services are $0.1 million and $0.2 million in the five weeks ended January 1, 2011, and January 2, 2010, respectively, due to the consolidation of NeuCo. The increase in cost of services was due to increased compensation-related costs and an increase in client reimbursable expenses in the comparable periods.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $0.2 million, or 3.8%, to $6.1 million for the five weeks ended January 1, 2011, from $6.4 million for the five weeks ended January 2, 2010. Included in selling, general and administrative expenses are $0.4 million and $0.6 million in the five weeks ended January 1, 2011, and January 2, 2010, respectively, due to the consolidation of NeuCo. The decrease in selling, general, and administrative expenses was due primarily to our cost cutting efforts during fiscal 2010.

Interest and other income (expense), net. Interest and other expense decreased $0.2 million, or 52.3%, to $0.1 million for the five weeks ended January 1, 2011, from $0.3 million for the five weeks ended January 2, 2010, primarily due to the lower principal balance outstanding on our convertible debt in the five weeks ended January 1, 2011 as compared to the five weeks ended January 2, 2010. Included in the five weeks ended January 1, 2011 are $0.1 million in costs related to the sale of our Asia-Pacific based Energy practice.

Provision for Income Taxes. For the five weeks ended January 1, 2011, our effective tax rate was a benefit of 30.4% and lower than statutory rates due primarily to foreign losses for which we provided no benefit, offset by a partial tax benefit from the divestiture of our Asia-Pacific based Energy practice. Our effective tax rate for fiscal 2010 was a provision of 68.6%. The effective tax rate for fiscal 2010 was higher than the expected statutory rate primarily due to losses in certain tax jurisdictions that were not benefited. The annual effective rate of 68.6% was applied to the five-week transition period ended January 2, 2010 and resulted in a benefit for that period.

Net Loss Attributable to CRA International, Inc. We reported a net loss of $0.6 million, or net loss of $0.06 per share, for the five weeks ended January 1, 2011, compared to a net loss of $0.4 million, or a net loss of $0.03 per share, for the five weeks ended January 2, 2010. Included in the net loss were $39,000 and $0.1 million in net losses in the five weeks ended January 1, 2011 and January 2, 2010, respectively, due to the consolidation of NeuCo. Weighted average shares outstanding decreased by approximately 72,000 shares to approximately 10,567,000 for the five weeks ended January 1, 2011, from approximately 10,639,000 for the five weeks ended January 2, 2010. The decrease in weighted average shares outstanding was due to repurchases of common stock during fiscal 2010, partially offset by restricted shares that vested and stock options that were exercised during fiscal 2010.

Fiscal 2010 Compared to Fiscal 2009

Revenues. Revenues decreased $14.2 million, or 4.7%, to $287.4 million for fiscal 2010 from $301.6 million for fiscal 2009. Included in revenues are $6.4 million and $8.9 million in revenues in the fiscal 2010 and fiscal 2009, respectively, due to the consolidation of NeuCo. Our revenue decline was due primarily to general economic conditions and the restructuring of our portfolio of services, resulting in a reduction of employee consultant headcount. Utilization decreased to 67% for fiscal 2010 from 69% for fiscal 2009. Another factor contributing to our revenue decline, to a lesser extent, was the decrease in client reimbursable expenses. Client reimbursable expenses are pass-through expenses that carry little to no margin. These decreases in revenue were partially offset by an increase in revenue due to revenue generated by our acquisition of substantially all of the assets of Marakon Associates during fiscal 2009 and increased billing rates for our employee consultants, which went into effect during the first quarter of fiscal 2010.

In fiscal 2010, our litigation, regulatory, and financial consulting areas experienced revenue declines compared to fiscal 2009. Clients were reluctant to spend, thus lengthening the time to close new engagements, and this impacted all areas of our business and some practices experienced delays in existing projects proceeding through the court system and regulatory agencies. In fiscal 2010, our management consulting areas experienced revenue increases compared to fiscal 2009 due to revenues generated by our acquisition of substantially all of the assets of Marakon Associates partially offset by a revenue decline due to clients being reluctant to undertake consulting projects, spending less than they had in the past, and engagements being smaller and shorter in duration.

Overall, revenues outside of the U.S. represented approximately 27% and 26% of total revenues for fiscal 2010 and fiscal 2009, respectively. Revenues derived from fixed-price engagements increased to 21% of total revenues for fiscal 2010 compared with 12% for fiscal 2009. The increase in revenues from fixed-price engagements was due primarily to the acquisition of substantially all of the assets of Marakon Associates, and a change in the proportion of time-and-materials service contracts and fixed-price service contracts due to the growth in our management consulting area, where fixed price service contracts are more prevalent than in our litigation, regulatory, and financial consulting area.

Costs of Services. Costs of services decreased $2.7 million, or 1.4%, to $197.1 million for fiscal 2010, from $199.9 million for fiscal 2009. Included in costs of services are $1.8 million and $4.0 million in costs of services in fiscal 2010 and fiscal 2009, respectively, due to the consolidation of NeuCo. The decrease in costs of services is mainly due to a decrease in reimbursable expenses of $6.4 million, or 14.5%. Partially offsetting this decrease is an increase in compensation expense for our employee consultants of $6.1 million or 4.0%. The increase is due to the employee consultants we hired as a result of acquiring substantially all of the assets of Marakon Associates and an increase in restructuring charges, partially offset by a decrease in the average number of employee consultants, excluding the Marakon Associates employees, primarily as a result of restructuring actions. Included in the increase in compensation expense are $5.4 million and $2.0 million in restructuring charges recognized during the fiscal 2010 and fiscal 2009, respectively. As a percentage of revenues, costs of services increased to 68.6% for fiscal 2010 from 66.3% for fiscal 2009. The increase in costs of services as a percentage of revenue was due primarily to lower revenue in the fiscal 2010 compared with fiscal 2009.

Selling, General and Administrative Expenses. Selling, general, and administrative expenses decreased by $2.2 million, or 2.9%, to $73.9 million for fiscal 2010 from $76.1 million for fiscal 2009. Included in selling, general, and administrative expenses are (i) restructuring costs of $3.0 million and $3.1 million for fiscal 2010 and fiscal 2009, respectively and (ii) expenses related to the consolidation of NeuCo of $5.2 million and $5.4 million for fiscal 2010 and fiscal 2009, respectively. The decrease in selling, general, and administrative expenses was due primarily to a decrease in rent and office-related expenses that reflects the savings from office closures, consolidations, reductions and moves and a decrease in compensation expense due to a reduction in support staff. Partially offsetting this decrease is an increase in selling, general and administrative expenses due to investments in marketing and business development, and client-facing activities which were focused on long-term growth. As a percentage of revenues, selling, general and administrative expenses increased to 25.7% for fiscal 2010 as compared with 25.2% for fiscal 2009 primarily due to investments in marketing and business development, and client-facing activities.

Depreciation and Amortization. Depreciation and amortization decreased by $2.5 million, or 29.8%, to $6.0 million for fiscal 2010 from $8.5 million for fiscal 2009. The decrease was mainly due to a decrease in leasehold improvements and computer equipment as a result of office closures and reduced headcount.

Interest Income. Interest income decreased by $0.1 million to $0.4 million for fiscal 2010 from $0.5 million for fiscal 2009. This decrease was mainly due to lower cash and investment balances.

Interest Expense. Interest expense decreased by $1.0 million to $3.4 million for fiscal 2010 from $4.4 million for fiscal 2009. Interest expense primarily represents interest incurred on our 2.875% convertible debt, the amortization of debt issuance costs, and the amortization of the discount recorded in connection with our adoption of ASC Topic 470-20. The decrease was primarily due to the lower principal balance outstanding on our convertible debt in fiscal 2010 as compared to fiscal 2009.

Loss on Extinguishment of Convertible Debentures. During fiscal 2010, we repurchased convertible debentures in the principal amount of $40.7 million on the open market, resulting in a $0.7 million loss on a pre-tax basis. During fiscal 2009, we repurchased convertible debentures in the principal amount of approximately $17.3 million, on the open market, resulting in a $0.1 million loss on a pre-tax basis. Although we repurchased our debt at a discount during these periods, we incurred non-cash losses on the repurchases under the provisions of ASC Topic 470-20, which required us to discount our debt for the equity conversion feature of the debt instrument.

Other Income (Expense), net. Other expense was $0.5 million in fiscal 2010 as compared with other income of $44,000 for fiscal 2009, a decrease of $0.5 million. Other income (expense) consists primarily of foreign currency exchange transaction gains and losses. The gain in fiscal 2009 was offset by the cumulative foreign currency exchange loss of $0.4 million recognized due to the liquidation of our Australian-based operations. We continue to manage our foreign currency exchange exposure through frequent settling of intercompany account balances and by self-hedging movements in exchange rates between the value of the dollar and foreign currencies and the Euro and the British pound.

Provision for Income Taxes. The provision for income taxes decreased $3.1 million, to $4.3 million for fiscal 2010 from $7.4 million for fiscal 2009. Our effective income tax rate was 68.6% for fiscal 2010 and 56.6% for fiscal 2009. The effective tax rate in fiscal 2010 was higher than the statutory rate due to losses in foreign locations that could not be benefited and tax charges, including an unfavorable prior year tax adjustment, by NeuCo in spite of continued operating losses. These charges were partially offset by the utilization of net operating losses in the United Kingdom and the Netherlands and the partial release of a valuation allowance related to the utilization of foreign tax credits. The fiscal 2009 effective tax rate was higher than the statutory rate primarily due to tax charges relating to the liquidation of our Australian-based operations, charges by NeuCo, and continued losses in certain foreign locations for which no tax benefit was provided. These charges were partially offset by the utilization of net operating losses in the United Kingdom and the partial release of related valuation allowances. The lower effective tax rate in fiscal 2009, when compared to the fiscal 2010 rate, was primarily due to improved performance in Europe and the Middle East region which enabled us to record a benefit from the utilization of foreign net operating loss carryforwards.

Net Loss (Income) Attributable to Noncontrolling Interest, Net of Tax. Since October of fiscal 2008, our ownership interest in NeuCo constitutes control under U.S. GAAP. As a result, NeuCo's financial results are consolidated with ours and allocations of the noncontrolling interest's share of NeuCo's net income result in deductions to our net income, while allocations of the noncontrolling interest's share of NeuCo's net loss result in additions to our net income. During the second quarter of fiscal 2010, NeuCo reacquired $0.9 million of its shares. As a result of this transaction, our ownership interest in

NeuCo increased from 49.15% to 55.89%. The results of operations of NeuCo allocable to its other owners was a net loss of $0.6 million for fiscal 2010 and fiscal 2009, respectively.

Net Income (Loss) Attributable to CRA International, Inc. Net income decreased by $3.7 million, or 59.0%, to $2.6 million for fiscal 2010 from $6.3 million for fiscal 2009. Diluted weighted average shares outstanding increased by approximately 55,000 shares to approximately 10,773,000 for fiscal 2010 from approximately 10,718,000 for fiscal 2009. The increase in diluted weighted average shares outstanding for fiscal 2010 was due primarily to restricted shares that vested and stock options that were exercised during fiscal 2010, and an increase in common stock equivalents from employee stock options and restricted share awards, offset in part by repurchases of common stock during fiscal 2010.

Liquidity and Capital Resources

We believe that current cash, cash equivalents, and short-term investment balances, cash generated from operations, and amounts available under our bank line of credit will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Fiscal 2011

General. In fiscal 2011, we had a net decrease in cash and cash equivalents of $25.9 million. We completed the year with cash and cash equivalents of $61.6 million, short term investments of $14.5 million, and working capital (defined as current assets less current liabilities) of $107.7 million. During fiscal 2011, we accrued approximately $42 million for fiscal 2011 performance bonuses, of which $39 million was outstanding as of December 31, 2011. We anticipate that the majority of the outstanding bonuses will be paid during the first quarter of fiscal 2012.

As of December 31, 2011, a portion of our cash accounts was concentrated at a single financial institution, which potentially exposes us to credit risks. As of December 31, 2011, the financial institution has generally "stable" credit ratings and we have not experienced any losses related to such accounts. The short-term credit rating of this financial institution is A-1 by Standard & Poor's ratings services. We do not believe that there is significant risk of non-performance by the financial institution, the cash on deposit is fully liquid, we continually monitor the credit ratings of such institution, and we limit the amount of cash we maintain at this institution. A change in the credit worthiness of this financial institution could materially affect our liquidity and working capital.

Sources and Uses of Cash in Fiscal 2011. During fiscal 2011, net cash provided by operations was $30.0 million. The primary sources of cash from operations include net income of $16.9 million, an increase in accounts payable, accrued expenses, and other liabilities of $12.5 million primarily due to an increase in compensation related accruals, which was related to increased incentive based compensation resulting from higher revenue and profitability, share-based compensation expense of $5.8 million, and depreciation and amortization expense of $5.1 million. These sources of cash in operations were partially offset by decreases in deferred income taxes of $8.7 million primarily related to the extinguishment of the remaining outstanding convertible debentures in June 2011, and decreases in deferred rent of $2.0 million. The decrease in unbilled services since January 1, 2011 was offset by an increase in accounts receivable, as services were billed.

We used $23.5 million of net cash from investing activities during fiscal 2011, which included uses of cash of $61.0 million to purchase short-term investments, $8.2 million for capital expenditures primarily due to our investment in a new financial system, and $0.8 million of net acquisition consideration payments. These uses of cash were partially offset by $46.6 million received from the sale of short-term investments.

We used $31.8 million of cash for financing activities during fiscal 2011. Cash used in financing activities was primarily used for the extinguishment of the remaining outstanding convertible debentures of $21.9 million, the repurchase of common stock for $9.1 million and the redemption of $1.1 million in vested employee restricted shares for tax withholdings, offset partially by $0.6 million received upon the exercise of stock options.

Transition Period

General. During the five-week transition period ended January 1, 2011, we had a net increase in cash and cash equivalents of $13.3 million. We completed the transition period with cash and cash equivalents of $87.5 million and working capital (defined as current assets less current liabilities) of $100.5 million. As of January 1, 2011, approximately $3.0 million was accrued for transition period performance bonuses.

Sources and Uses of Cash in Transition Period. During the five-week transition period ended January 1, 2011, net cash provided by operations was $7.5 million. The primary sources of cash from operations include a decrease in unbilled services of $7.7 million and a decrease in accounts receivable of $3.6 million due to increased collections, an increase in deferred rent of $0.9 million, share-based compensation expense of $0.8 million, and depreciation and amortization expense of $0.7 million. The sources of cash in operations were offset by a net loss of $0.7 million and a decrease in accounts payable, accrued expenses, and other liabilities of $6.4 million due to a decrease in compensation related accruals.

We generated $5.9 million of net cash from investing activities during the transition period, which included $6.3 million received from the sale of short-term investments, partially offset by uses of cash of $0.3 million for capital expenditures.

We used $0.2 million of cash for financing activities during the transition period, essentially all of which was for payments of notes payable.

Indebtedness

Private Placement of Convertible Debt. In 2004, we completed a private placement of $90.0 million of 2.875% convertible senior subordinated debentures due in 2034. On June 15, 2011, we repurchased the remaining principal amount of the outstanding debentures plus accrued and unpaid interest, which amounted to $21.9 million and $0.3 million, respectively. During fiscal 2010, we repurchased convertible debentures in the principal amount of $40.7 million, on the open market. During fiscal 2009, we repurchased convertible debentures in the principal amount of approximately $17.3 million, on the open market.

Borrowings under the Revolving Line of Credit. We are party to a senior loan agreement with RBS Citizens, N.A for a $60.0 million revolving line of credit with a maturity date of April 30, 2014. On January 11, 2011, we amended the loan agreement to extend the termination date of the agreement from April 30, 2012 to April 30, 2014, change the calculation of interest on borrowings using margins above LIBOR that range from 1.75% to 2.75% (a decrease from the prior range of 2% to 3.5%), relax the agreement's financial ratio covenants and broaden certain exceptions to the agreement's covenants against certain dispositions, indebtedness and acquisitions, and add change of control as an event of default under the agreement. The revolving line of credit gives us additional flexibility to meet any unforeseen financial requirements. Subject to the terms of the agreement, we may use borrowings under this revolving line of credit for acquisition financing, working capital, general corporate purposes, letters of credit, and foreign exchanges contracts. The amounts available under our bank revolving line of credit are constrained by various financial covenants and reduced by certain outstanding letters of credit, which amounted to $0.7 million as of December 31, 2011. As of December 31, 2011, there were no amounts outstanding under this revolving line of credit.

Borrowings under our credit facility bear interest at LIBOR plus an applicable margin. Applicable margins range from 1.75% to 2.75%, depending on the ratio of our consolidated total debt to consolidated earnings before interest, taxes, depreciation and amortization, or EBITDA, for the preceding four fiscal quarters, subject to various adjustments stated in the senior loan agreement. These margins are adjusted both quarterly and each time we borrow under the credit facility. Interest is payable monthly. A commitment fee of 0.25% is payable on the unused portion of the credit facility. Borrowings under the credit facility are secured by 100% of the stock of certain of our U.S. subsidiaries and 65% of the stock of certain of our foreign subsidiaries, which represent approximately $28.9 million in net assets as of December 31, 2011.

Under our senior loan agreement, we must comply with various financial and non-financial covenants. Compliance with these financial covenants is tested on a fiscal quarterly basis. Any indebtedness outstanding under the senior credit facility may become immediately due and payable upon the occurrence of stated events of default, including our failure to pay principal, interest or fees or a violation of any financial covenant. The financial covenants require us to maintain a minimum consolidated working capital of $25.0 million and to comply with a consolidated senior debt to EBITDA ratio of not more than 2.5 to 1.0. The non-financial covenant restrictions of the senior credit agreement include, but are not limited to, our ability to incur additional indebtedness, engage in acquisitions or dispositions, and enter into business combinations. As of December 31, 2011, we were in compliance with our agreement with the bank.

Compensation Arrangements

In connection with a previous acquisition, we have agreed to pay an award to certain employees of the acquired business if they achieve specific performance targets through fiscal 2012. Retention of amounts paid to the individual employees is contingent on their continued employment with us through 2016. As of December 31, 2011, based upon performance to date and expected performance in the future, the amount of the award is estimated to be approximately $9.6 million and is being expensed over the seven and a half year service period ending in December 2016. Changes in the estimated award are expensed prospectively over the remaining service period. This amount could fluctuate depending on future performance. Any payments under this award would be made in fiscal 2013 and we expect to fund these payments, if any, from existing cash resources, cash generated from operations, or financing transactions.

Other Matters

As part of our business, we regularly evaluate opportunities to acquire other consulting firms, practices or groups or other businesses. In recent years, we have typically paid for acquisitions with cash, or a combination of cash and our common stock, and we may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from our operations, borrowings under our revolving credit facility, or we may pursue other forms of financing. Our ability to secure short-term and long-term debt or equity financing in the future, including our ability to refinance our current senior loan agreement, will depend on several factors, including our future profitability, the levels of our debt and equity, restrictions under our existing line of credit with our bank, and the overall credit and equity market environments.

On July 6, 2010, we announced that our Board of Directors approved a share repurchase program of up to $5 million of our common stock. During fiscal 2011, we purchased the remaining 191,891 shares authorized under this program at an average price per share of $25.18. Cumulatively, we have purchased 200,624 shares under this program at an average price per share of $24.92.

On August 30, 2011, we announced that our Board of Directors approved an expanded share repurchase program of up to an additional $7.5 million of our common stock. As of December 31, 2011, we have repurchased 206,481 shares under this expanded program at an average price per share of $20.50. On February 22, 2012, our Board of Directors expanded this share repurchase program by authorizing the repurchase of up to an additional $4.45 million of our common stock under it. We will finance this repurchase program with available cash and cash from future operations. We may repurchase shares in open market purchases or in privately negotiated transactions in accordance with applicable insider trading and other securities laws and regulations. We expect to continue to repurchase shares under this program.

Impact of Inflation. To date, inflation has not had a material impact on our financial results. There can be no assurance, however, that inflation will not adversely affect our financial results in the future.

Contractual Obligations

The following table presents information about our known contractual obligations as of December 31, 2011. It does not reflect contractual obligations that may have arisen or may arise after that date. Except for historical facts, the information in this section is forward-looking information.

Contractual Obligations	Payments due by period					
	Total	Fiscal 2012	Fiscal 2013-2014	Fiscal 2015-2016	After Fiscal 2016	Other
	(in thousands)					
Notes payable to sellers(1)	$ 1,350	$ 650	$ 700	$ —	$ —	$ —
Operating lease obligations	63,981	16,734	32,802	12,395	2,050	—
Other long-term liabilities(2)(3)	10,658	—	10,146	512	—	—
Net unrecognized tax benefit obligation under Topic 740(4)	833	—	—	—	—	833
Total	$76,822	$17,384	$43,648	$12,907	$2,050	$833

(1) "Notes payable to sellers" includes amounts due to a former shareholder of NeuCo. The value of the $1.4 million note includes $0.1 million for future interest accretion and the value of this note on the balance sheet has been discounted.

(2) NeuCo received a cash advance from its former parent company in exchange for a note. There are no specified repayment dates in the note agreement, except that the principal balance of the note becomes due upon demand at the termination of the blanket contract between NeuCo and a customer. NeuCo will repay the note by submitting 50% of the total amount of all future receipts from the customer to its former parent company. As of December 31, 2011, based on estimated future receipts for this customer, NeuCo estimated that $0.5 million of the note will be paid in fiscal 2013 to fiscal 2014, and $0.5 million in fiscal 2015 to fiscal 2016.

(3) In connection with a previous acquisition, we have agreed to pay an award to certain employees of the acquired business if they achieve specific performance targets through fiscal 2012. Retention of amounts paid to the individual employees is contingent on their continued employment with us through 2016. As of December 31, 2011, based upon performance to date and expected performance in the future, the amount of the award is estimated to be approximately $9.6 million and is being expensed over the seven and a half year service period ending in December 2016. Changes in the estimated award are expensed prospectively over the remaining service period. This amount could fluctuate depending on future performance. Any payments under this award would be made in fiscal 2013 and we expect to fund these payments, if any, from existing cash resources, cash generated from operations, or financing transactions.

(4) Amounts in "Other" represent future cash outflows for which we are unable to make reasonably reliable estimates of the period of cash settlement.

We are party to standby letters of credit with RBS Citizens N.A. in support of the minimum future lease payments under leases for permanent office space and bonds required per the terms of certain project proposals and contracts amounting to $0.4 million as of December 31, 2011.

Factors Affecting Future Performance

Item 1A of this annual report sets forth risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this annual report. If any of these risks, or any risks not presently known to us or that we currently believe are not significant, develops into an actual event, then our business, financial condition, and results of operations could be adversely affected.

Item 7A—*Quantitative and Qualitative Disclosure About Market Risk*

Foreign Exchange Risk

The majority of our operations are based in the U.S., and accordingly, the majority of our transactions are denominated in U.S. dollars. However, we have foreign-based operations where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative value of foreign currencies. Our primary foreign currency exposures relate to our short-term intercompany balances with our foreign subsidiaries and accounts receivable and cash valued in the United Kingdom in U.S. Dollars or Euros. Our primary foreign subsidiaries have functional currencies denominated in the British Pound and the Euro, and foreign denominated assets and liabilities are remeasured each reporting period with any exchange gains and losses recorded in our consolidated statements of operations. We continue to manage our foreign currency exchange exposure through frequent settling of intercompany account balances and by self-hedging movements in exchange rates between the value of the U.S Dollar and foreign currencies and the Euro and the British Pound. Holding all other variables constant, fluctuations in foreign exchange rates may impact reported revenues and expenses significantly, based on currency exposures at December 31, 2011. A hypothetical 10% movement in foreign exchange rates on December 31, 2011 would not expose us to significant gains or losses in net earnings or cash flows. However, actual gains and losses in the future could differ materially from this analysis based on the timing and amount of both foreign currency exchange rate movements and our actual exposure.

From time to time, we may use derivative instruments to manage the risk of exchange rate fluctuations. However, at December 31, 2011, we had no outstanding derivative instruments. We do not use derivative instruments for trading or speculative purposes.

Interest Rate Risk

We maintain an investment portfolio consisting mainly of commercial paper and money market funds with maturities of less than a year. These held-to-maturity securities are subject to interest rate risk. However, a hypothetical change in the interest rate of 10% would not have a material impact to the fair values of these securities at December 31, 2011 primarily due to their short maturity.

Item 8—*Financial Statements and Supplementary Data*

We have included our consolidated financial statements in this annual report starting on page FS-1. We have provided an index to our consolidated financial statements on page FS-1.

Item 9—*Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A—*Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that we record, process, summarize and report the information we must disclose in reports that we file or submit under the Securities Exchange Act of 1934, as amended, within the time periods specified in the SEC's rules and forms.

Evaluation of Changes in Internal Control over Financial Reporting

Under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we have determined that, during the fourth quarter of fiscal 2011, there were no changes in our internal control over financial reporting that have affected, or are reasonably likely to affect, materially our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our President and Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, has issued an audit report on their assessment of our internal control over financial reporting. The audit report is included herein.

Important Considerations

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
CRA International, Inc.:

We have audited CRA International, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CRA International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CRA International, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CRA International, Inc. and subsidiaries as of December 31, 2011, January 1, 2011, and November 27, 2010, and the related consolidated statements of operations, cash flows, and shareholders' equity for the fiscal year ended December 31, 2011, the five-week period ended January 1, 2011, and the fiscal years ended November 27, 2010 and November 28, 2009, and our report dated March 2, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Boston, Massachusetts
March 2, 2012

Item 9B—*Other Information*

None.

PART III

We have omitted the information required in Part III of this annual report because we intend to include that information in our definitive proxy statement for our 2012 special meeting in lieu of annual meeting of shareholders, which we expect to file before 120 days after the end of fiscal 2011. We incorporate that information in this annual report by reference to our 2012 proxy statement.

Item 10—*Directors, Executive Officers and Corporate Governance*

We incorporate the information required by this item by reference to the sections captioned "Executive Officers and Directors", "Corporate Governance", and "Section 16(a) Beneficial Ownership Reporting Compliance" in our 2012 annual proxy statement.

Item 11—*Executive Compensation*

We incorporate the information required by this item by reference to the section captioned "Compensation of Directors and Executive Officers" in our 2012 annual proxy statement.

Item 12—*Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

We incorporate the information required by this item by reference to the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans" in our 2012 annual proxy statement.

Item 13—*Certain Relationships and Related Transactions and Director Independence*

We incorporate the information required by this item by reference to the sections captioned "Transactions with Related Parties" and "Corporate Governance" in our 2012 annual proxy statement.

Item 14—*Principal Accountant Fees and Services*

We incorporate the information required by this item by reference to the section captioned "Principal Accountant Fees and Services" in our 2012 annual proxy statement.

PART IV

Item 15—*Exhibits and Financial Statement Schedules*

(a) *Financial Statements, Schedules, and Exhibits.* We have listed our consolidated financial statements filed as part of this annual report in the index to consolidated financial statements on page FS-1. We have listed the exhibits filed as part of this annual report in the accompanying exhibit index, which follows the signature page to this annual report.

(b) *Exhibits.* We have listed the exhibits filed as part of this annual report in the accompanying exhibit index, which follows the signature page to this annual report.

(c) *Financial Statement Schedules.* We have omitted all financial statement schedules because they are not applicable or not required or because we have included the necessary information in our consolidated financial statements or related notes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRA INTERNATIONAL, INC.

By: /s/ PAUL A. MALEH

Paul A. Maleh
President, Chief Executive Officer and Director

Date: March 2, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL A. MALEH Paul A. Maleh	President, Chief Executive Officer, and Director (principal executive officer)	March 2, 2012
/s/ WAYNE D. MACKIE Wayne D. Mackie	Executive Vice President, Treasurer, and Chief Financial Officer (principal financial and accounting officer)	March 2, 2012
/s/ ROWLAND T. MORIARTY Rowland T. Moriarty	Chairman of the Board	March 2, 2012
/s/ WILLIAM F. CONCANNON William F. Concannon	Director	March 2, 2012
/s/ RONALD T. MAHEU Ronald T. Maheu	Director	March 2, 2012
/s/ THOMAS S. ROBERTSON Thomas S. Robertson	Director	March 2, 2012
/s/ NANCY L. ROSE Nancy L. Rose	Director	March 2, 2012
/s/ WILLIAM T. SCHLEYER William T. Schleyer	Director	March 2, 2012

EXHIBIT INDEX

Exhibit No.	Description	Filed with this Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
3.1	Amended and Restated Articles of Organization.		S-1	February 26, 1998	3.1
3.2	Articles of Amendment to our Articles of Organization		8-K	May 11, 2005	99.1
3.3	Amended and Restated By-Laws, as amended.		8-K	January 31, 2011	3.2
4.1	Specimen certificate for common stock.		S-8	April 21, 2006	4.4
4.2	Indenture governing the 2.875% Convertible Senior Subordinated Debentures Due 2034 dated June 21, 2004 between CRA as issuer and U.S. Bank National Association as trustee, including the form of 2.875% Convertible Senior Subordinated Debentures Due 2034 attached as Exhibit A thereto.		10-Q	June 28, 2004	4.1
4.3	Election Notice delivered to U.S. Bank pursuant to Section 15.02(i) of the Indenture.		8-K	December 15, 2004	4.4
4.4	Resale Registration Rights Agreement dated June 21, 2004 between CRA and J.P. Morgan Securities Inc.		S-3	August 31, 2004	4.3
10.1*	1998 Incentive and Nonqualified Stock Option Plan, as amended.		10-Q	June 20, 2002	10.1
10.2*	1998 Employee Stock Purchase Plan.		S-1/A	April 3, 1998	10.2
10.3*	2004 Nonqualified Inducement Stock Option Plan.		10-Q	October 15, 2004	10.1
10.4*	Amended and Restated 2006 Equity Incentive Plan, as amended		DEF 14A	March 26, 2010	Annex A
10.5*	2009 Nonqualified Inducement Stock Option Plan		10-Q	June 22, 2009	10.1
10.6*	Form of Incentive Stock Option under the 1998 Incentive and Nonqualified Stock Option Plan, as amended.		10-K	February 10, 2005	10.4
10.7*	Form of Nonqualified Stock Option under the 1998 Incentive and Nonqualified Stock Option Plan, as amended.		10-K	February 10, 2005	10.5
10.8*	Form of Nonqualified Stock Option under the 2004 Nonqualified Inducement Stock Option Plan.		10-K	February 10, 2005	10.6
10.9*	Form of Restricted Stock Agreement for Non-Employee Director Award Pursuant to Section 6.9 of the 2006 Equity Incentive Plan.		8-K	April 27, 2006	10.2
10.10*	Form of Restricted Stock Agreement for Non-Employee Director Award Pursuant to Section 6.9 of the 2006 Equity Incentive Plan with Company Right of First Refusal.		10-K	February 12, 2009	10.9
10.11*	Form of Restricted Stock Agreement for Non-Employee Director Award Pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended.	X			
10.12*	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan.		8-K	April 27, 2006	10.3
10.13*	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan with Company Right of First Refusal.		10-K	February 12, 2009	10.11
10.14*	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan with Company, as amended.	X			

Exhibit No.	Description	Filed with this Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
10.15*	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan.		10-K	February 8, 2007	10.10
10.16*	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Stock Ownership Guidelines.	X			
10.17*	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan.		10-K	January 29, 2010	10.14
10.18*	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Stock Ownership Guildelines.	X			
10.19*	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan.		10-K	January 29, 2010	10.15
10.20*	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Stock Ownership Guidelines.	X			
10.21*	CRA International, Inc. Cash Incentive Plan, as amended.		8-K	March 2, 2012	10.1
10.22*	Offer Letter with Wayne D. Mackie dated June 3, 2005.		10-K	February 9, 2006	10.7
10.23*	Summary of Director Compensation.	X			
10.24*	Summary of Executive Officer Compensation.	X			
10.25	Office Lease Agreement dated as of March 1, 1978 between CRA and John Hancock Mutual Life Insurance Company, as amended.		S-1/A	April 3, 1998	10.6
10.26	Amendments to Office Lease Agreement dated March 1, 1978 between CRA and John Hancock Mutual Life Insurance Company, as amended.		10-K	February 23, 2001	10.7
10.27	Fifteenth Amendment to Office Lease Agreement dated March 1, 1978 between CRA and John Hancock Mutual Life Insurance Company, as amended.		10-K	February 28, 2003	10.8
10.28	Sixteenth Amendment to Office Lease Agreement dated March 1, 1978 between CRA and John Hancock Mutual Life Insurance Company, as amended.		10-Q	June 28, 2004	10.1
10.29	Seventeenth Amendment to Lease dated as of February 6, 2008 between CRA and 100 & 200 Clarendon LLC.		8-K	August 4, 2008	10.1
10.30	Eighteenth Amendment to Lease dated as of July 29, 2008 between CRA and 100 & 200 Clarendon LLC.		8-K	August 4, 2008	10.2
10.31	Office Lease dated as of November 29, 1999 between CRA and 1201 F Street, L.L.C., as amended.		10-K	February 23, 2001	10.9
10.32	Agreement dated as of October 26, 2006 by and among 99 Bishopsgate (No.1) Limited and 99 Bishopsgate (No.2) Limited, Hammerson UK Properties PLC, 99 Bishopsgate Management Limited, CRA International (UK) Limited, and CRA International, Inc. (including forms of lease agreement).		8-K	November 1, 2006	10.1
10.33	Form of consulting agreement with outside experts.		S-1/A	April 3, 1998	10.8
10.34	Loan Agreement dated as of January 14, 2004 between CRA and Citizens Bank of Massachusetts.		10-Q	April 1, 2004	10.1

Exhibit No.	Description	Filed with this Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
10.35	First Amendment to Loan Agreement, dated as of March 29, 2005, by and between CRA and Citizens Bank of Massachusetts.		8-K	April 1, 2005	10.1
10.36	Second Amendment to Loan Agreement, dated as of June 20, 2005, by and between CRA and Citizens Bank of Massachusetts.		8-K	June 24, 2005	10.1
10.37	Third Amendment to Loan Agreement, dated as of April 17, 2006, by and between CRA and Citizens Bank of Massachusetts.		8-K	April 19, 2006	10.1
10.38	Fourth Amendment to Loan Agreement, dated as of July 25, 2006, by and between CRA and Citizens Bank of Massachusetts.		8-K	July 26, 2006	10.1
10.39	Fifth Amendment to Loan Agreement, dated as of May 16, 2007, by and between CRA and Citizens Bank of Massachusetts.		8-K	May 22, 2007	10.1
10.40	Sixth Amendment to Loan Agreement, dated as of August 18, 2009, by and between CRA International, Inc. and RBS Citizens, N.A.		8-K	August 19, 2009	10.1
10.41	Seventh Amendment to Loan Agreement, dated as of January 11, 2011, by and between CRA International, Inc. and RBS Citizens, N.A.		8-K	January 13, 2011	10.1
10.42	First Amendment to Revolving Note, dated as of March 29, 2005, by and between CRA and Citizens Bank of Massachusetts.		8-K	April 1, 2005	10.2
10.43	Second Amendment to Revolving Note, dated as of June 20, 2005, by and between CRA and Citizens Bank of Massachusetts.		8-K	June 24, 2005	10.2
10.44	Third Amendment to Revolving Note, dated as of May 16, 2007, by and between CRA and Citizens Bank of Massachusetts.		8-K	May 22, 2007	10.2
10.45	Fourth Amendment to Revolving Note, dated as of August 18, 2009, by and between CRA International, Inc. and RBS Citizens, N.A.		8-K	August 19, 2009	10.2
10.46	Fifth Amendment to Revolving Note, dated as of January 11, 2011 by and between CRA International, Inc. and RBS Citizens, N.A.		8-K	January 13, 2011	10.2
10.47	Stock Pledge Agreement dated as of January 14, 2004 between CRA and Citizens Bank of Massachusetts.		10-Q	April 1, 2004	10.2
10.48	First Amendment to Stock Pledge Agreement, dated as of June 20, 2005, by and between CRA and Citizens Bank of Massachusetts.		8-K	June 24, 2005	10.1
14.1	CRA International, Inc. Code of Business Conduct and Ethics, as amended.		8-K	July 7, 2010	99.1
21.1	Subsidiaries.	X			
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.	X			
31.1	Rule 13a-14(a)/15d-14(a) certification of principal executive officer.	X			
31.2	Rule 13a-14(a)/15d-14(a) certification of principal financial officer.	X			
32.1	Section 1350 certification.	X			

Exhibit No.	Description	Filed with this Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
101**	The following financial statements from CRA International, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, formatted in XBRL (eXtensible Business Reporting Language), as follows: (i) Consolidated Statements of Operations (audited) for the fiscal years ended December 31, 2011, November 27, 2010 and November 28, 2009, and the five-week period ended January 1, 2011, (ii) Consolidated Balance Sheets (audited) as at December 31, 2011, January 1, 2011 and November 27, 2010, (iii) Consolidated Statements of Cash Flows (audited) for the fiscal years ended December 31, 2011, November 27, 2010 and November 28, 2009 and the five-week period ended January 1, 2011, (iv) Consolidated Statements of Shareholders' Equity (audited) for the fiscal years ended December 31, 2011, November 27, 2010 and November 28, 2009 and the five-week period ended January 1, 2011, and (v) Notes to Consolidated Financial Statements.				

* Management contract or compensatory plan

** Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files in Exhibit 101 hereto shall not be deemed filed for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under those sections.

CRA INTERNATIONAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
CRA International, Inc.:

We have audited the accompanying consolidated balance sheets of CRA International, Inc. and subsidiaries as of December 31, 2011, January 1, 2011, and November 27, 2010, and the related consolidated statements of operations, cash flows and shareholders' equity for the fiscal year ended December 31, 2011, the five-week period ended January 1, 2011 and for each of the fiscal years ended November 27, 2010 and November 28, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CRA International, Inc. and subsidiaries as of December 31, 2011, January 1, 2011, and November 27, 2010, and the results of their operations and their cash flows for the fiscal year ended December 31, 2011, the five-week period ended January 1, 2011, and the fiscal years ended November 27, 2010 and November 28, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CRA International, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 2, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Boston, Massachusetts
March 2, 2012

CRA INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended	Transition Period	Year Ended	Year Ended
	December 31, 2011 (52 weeks)	January 1, 2011 (5 weeks)	November 27, 2010 (52 weeks)	November 28, 2009 (52 weeks)
	(In thousands, except per share data)			
Revenues	$305,228	$22,250	$287,424	$301,639
Costs of services	199,383	16,400	197,140	199,861
Gross profit	105,845	5,850	90,284	101,778
Selling, general and administrative expenses	71,752	6,144	73,900	76,124
Depreciation and amortization	5,029	506	5,983	8,521
Income (loss) from operations	29,064	(800)	10,401	17,133
Interest income	332	29	361	451
Interest expense	(911)	(147)	(3,356)	(4,381)
Gain (loss) on extinguishment of convertible debentures	3	—	(669)	(134)
Other income (expense), net	(405)	(28)	(504)	44
Income (loss) before (provision) benefit for income taxes	28,083	(946)	6,233	13,113
(Provision) benefit for income taxes	(11,138)	288	(4,273)	(7,422)
Net income (loss)	16,945	(658)	1,960	5,691
Net (income) loss attributable to noncontrolling interest, net of tax	(94)	32	626	617
Net income (loss) attributable to CRA International, Inc.	$ 16,851	$ (626)	$ 2,586	$ 6,308
Net income (loss) per share attributable to CRA International, Inc.:				
Basic	$ 1.60	$ (0.06)	$ 0.24	$ 0.59
Diluted	$ 1.57	$ (0.06)	$ 0.24	$ 0.59
Weighted average number of shares outstanding:				
Basic	10,555	10,567	10,643	10,608
Diluted	10,739	10,567	10,773	10,718

See accompanying notes to the consolidated financial statements.

CRA INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2011	January 1, 2011	November 27, 2010
	(In thousands, except share data)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 61,587	$ 87,505	$ 74,218
Short-term investments	14,495	—	6,265
Accounts receivable, net of allowances of $6,548 at December 31, 2011, $7,036 at January 1, 2011, and $6,946 at November 27, 2010	68,394	55,806	59,497
Unbilled services	16,326	26,889	34,738
Prepaid expenses and other assets	8,224	10,597	11,742
Deferred income taxes	20,898	11,233	11,143
Total current assets	189,924	192,030	197,603
Property and equipment, net	21,611	17,618	17,745
Goodwill	140,654	140,681	141,166
Intangible assets, net of accumulated amortization of $6,806 at December 31, 2011, $5,543 at January 1, 2011, and $5,470 at November 27, 2010	2,472	3,147	3,259
Deferred income taxes, net of current portion	105	3	3
Other assets	17,341	13,886	13,923
Total assets	$372,107	$367,365	$373,699
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 10,469	$ 10,539	$ 12,856
Accrued expenses	60,502	49,358	54,420
Deferred revenue and other liabilities	7,707	6,187	5,638
Deferred income taxes	—	28	28
Current portion of convertible debentures payable	—	21,651	21,601
Current portion of deferred rent	2,870	3,080	3,106
Current portion of notes payable	650	450	450
Current portion of deferred compensation	75	204	151
Total current liabilities	82,273	91,497	98,250
Notes payable, net of current portion	1,631	2,069	2,211
Deferred rent and other non-current liabilities	9,423	11,165	10,238
Deferred compensation and other non-current liabilities	1,714	98	69
Deferred income taxes, net of current portion	8,659	7,112	6,511
Commitments and contingencies			
Shareholders' equity:			
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—	—
Common stock, no par value; 25,000,000 shares authorized; 10,329,051 shares issued and outstanding at December 31, 2011, 10,567,052 shares issued and outstanding at January 1, 2011 and November 27, 2010	98,578	103,067	103,121
Receivables from shareholders	(236)	(1,400)	(1,561)
Retained earnings	175,600	158,749	159,375
Accumulated other comprehensive loss	(6,338)	(5,662)	(5,207)
Total CRA International, Inc. shareholders' equity	267,604	254,754	255,728
Noncontrolling interest	803	670	692
Total shareholders' equity	268,407	255,424	256,420
Total liabilities and shareholders' equity	$372,107	$367,365	$373,699

See accompanying notes to the consolidated financial statements.

CRA INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2011 (52 weeks)	Transition Period January 1, 2011 (5 weeks)	Year Ended November 27, 2010 (52 weeks)	Year Ended November 28, 2009 (52 weeks)
		(In thousands)		
OPERATING ACTIVITIES:				
Net income (loss)	$ 16,945	$ (658)	$ 1,960	$ 5,691
Adjustments to reconcile net income (loss) to net cash provided by operating activities, net of effect of acquired businesses:				
Depreciation and amortization	5,103	652	5,710	7,830
Loss on disposal of property and equipment	146	—	266	894
Deferred rent	(1,956)	920	(536)	2,101
Deferred income taxes	(8,739)	485	3,294	6,378
(Gain) loss on extinguishment of convertible debentures	(3)	—	669	134
Share-based compensation expenses	5,769	795	6,572	6,824
Excess tax benefits from share-based compensation	(49)	—	(53)	—
Noncash interest from discount on convertible debentures	232	50	1,177	1,457
Foreign currency exchange loss	—	—	—	390
Changes in operating assets and liabilities:				
Accounts receivable	(12,545)	3,642	(92)	10,270
Unbilled services	12,640	7,699	(7,102)	7,738
Prepaid expenses and other assets	(47)	324	7,266	(4,705)
Accounts payable, accrued expenses, and other liabilities	12,535	(6,372)	(5,510)	(23,274)
Net cash provided by operating activities	30,031	7,537	13,621	21,728
INVESTING ACTIVITIES:				
Consideration relating to acquisitions, net	(844)	—	9,999	(15,682)
Purchase of property and equipment	(8,246)	(347)	(4,144)	(2,231)
Purchase of investments	(61,049)	—	(59,992)	(23,326)
Sale of investments	46,554	6,275	77,579	—
Collections on notes receivable	64	—	89	89
Net cash (used in) provided by investing activities	(23,521)	5,928	23,531	(41,150)
FINANCING ACTIVITIES:				
Issuance of common stock, principally stock options exercises	620	—	1,010	113
Payments on notes payable	(334)	(150)	(550)	(489)
Extinguishment of convertible debentures	(21,880)	—	(40,401)	(16,501)
Tax withholding payment reimbursed by restricted shares	(1,146)	—	(1,072)	(757)
Excess tax benefits from share-based compensation	49	—	53	—
Repurchase of common stock	(9,054)	—	(4,473)	(93)
Repurchase of treasury stock by Neuco, Inc.	(33)	(17)	(450)	—
Net cash used in financing activities	(31,778)	(167)	(45,883)	(17,727)
Effect of foreign exchange rates on cash and cash equivalents	(650)	(11)	143	642
Net (decrease) increase in cash and cash equivalents	(25,918)	13,287	(8,588)	(36,507)
Cash and cash equivalents at beginning of period	87,505	74,218	82,806	119,313
Cash and cash equivalents at end of period	$ 61,587	$87,505	$ 74,218	$ 82,806
Noncash investing and financing activities:				
Repurchase of shares in exchange for notes receivable by Neuco, Inc.	$ —	$ —	$ 422	$ 280
Notes payable issued for acquired businesses	$ —	$ —	$ —	$ 834
Supplemental cash flow information:				
Cash paid for taxes	$ 18,744	$ 25	$ 915	$ 1,939
Cash paid for interest	$ 558	$ 315	$ 2,298	$ 2,577

See accompanying notes to the consolidated financial statements.

CRA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Receivable from Shareholder	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	CRA International, Inc. Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity
	Shares Issued	Amount						
BALANCE AT NOVEMBER 29, 2008	10,552,432	$ 96,483	$(2,098)	$150,481	$(7,987)	$236,879	$2,089	$238,968
Net income (loss)				6,308		6,308	(617)	5,691
Foreign currency translation adjustment					4,772	4,772		4,772
Comprehensive income (loss)				6,308	4,772	11,080	(617)	10,463
Exercise of stock options	5,000	113				113		113
Share-based compensation expense for employees		6,452				6,452		6,452
Restricted shares vesting	107,794							
Redemption of vested employee restricted shares for tax withholding	(33,091)	(757)				(757)		(757)
Tax deficit on stock option exercises and restricted share vesting		(556)				(556)		(556)
Notes receivable issued to shareholders			(85)			(85)		(85)
Payments received on notes receivable from shareholders			329			329		329
Shares repurchased	(4,087)	(93)				(93)		(93)
Shares issued for acquisition of business	11,201	280				280		280
Share-based compensation expense for non-employees		223				223		223
Convertible debenture extinguishment		247				247		247
Equity transactions of noncontrolling interest							131	131
BALANCE AT NOVEMBER 28, 2009	10,639,249	$102,392	$(1,854)	$156,789	$(3,215)	$254,112	$1,603	$255,715
Net income (loss)				2,586		2,586	(626)	1,960
Foreign currency translation adjustment					(1,992)	(1,992)		(1,992)
Comprehensive income (loss)				2,586	(1,992)	594	(626)	(32)
Exercise of stock options	68,435	1,006				1,006		1,006
Share-based compensation expense for employees		6,358				6,358		6,358
Restricted shares vesting	137,622							
Redemption of vested employee restricted shares for tax withholding	(43,484)	(1,072)				(1,072)		(1,072)
Tax deficit on stock option exercises and restricted share vesting		(1,131)				(1,131)		(1,131)
Notes receivable issued to shareholders			(77)			(77)		(77)
Payments received on notes receivable from shareholders			370			370		370
Shares repurchased	(234,770)	(4,473)				(4,473)		(4,473)
Share-based compensation expense for non- employees		91				91		91
Convertible debenture extinguishment		41				41		41
Equity transactions of noncontrolling interest and effect of change in ownership interest in NeuCo, Inc.		(91)				(91)	(285)	(376)
BALANCE AT NOVEMBER 27, 2010	10,567,052	$103,121	$(1,561)	$159,375	$(5,207)	$255,728	$ 692	$256,420
Net loss				(626)		(626)	(32)	(658)
Foreign currency translation adjustment					(455)	(455)		(455)
Comprehensive loss				(626)	(455)	(1,081)	(32)	(1,113)
Share-based compensation expense for employees		774				774		774
Tax deficit on stock option exercises and restricted share vesting		(839)				(839)		(839)
Payments received on notes receivable from shareholders			161			161		161
Share-based compensation expense for non-employees		11				11		11
Equity transactions of noncontrolling interest.							10	10
BALANCE AT JANUARY 1, 2011	10,567,052	$103,067	$(1,400)	$158,749	$(5,662)	$254,754	$ 670	$255,424
Net income				16,851		16,851	94	16,945
Foreign currency translation adjustment					(676)	(676)		(676)
Comprehensive income (loss)				16,851	(676)	16,175	94	16,269
Exercise of stock options	47,009	620				620		620
Share-based compensation expense for employees		5,696				5,696		5,696
Restricted shares vesting	164,086							
Redemption of vested employee restricted shares for tax withholding	(50,724)	(1,146)				(1,146)		(1,146)
Tax deficit on stock option exercises and restricted share vesting		(639)				(639)		(639)
Notes receivable issued to shareholders			(36)			(36)		(36)
Payments received on notes receivable from shareholders			1,200			1,200		1,200
Shares repurchased	(398,372)	(9,054)				(9,054)		(9,054)
Share-based compensation expense for non- employees		34				34		34
Equity transactions of noncontrolling interest.							39	39
BALANCE AT DECEMBER 31, 2011	10,329,051	$ 98,578	$ (236)	$175,600	$(6,338)	$267,604	$ 803	$268,407

See accompanying notes to the consolidated financial statements.

1. Summary of Significant Accounting Policies

Description of Business

CRA International, Inc. (the "Company," or "CRA") is a worldwide leading consulting services firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. CRA offers services in two broad areas: litigation, regulatory, and financial consulting and management consulting. CRA operates in one business segment, which is consulting services. CRA operates its business under its registered trade name, Charles River Associates.

Fiscal Year Change

On December 17, 2010, the Company's Board of Directors approved a change in the Company's fiscal year end from the last Saturday in November to the Saturday nearest December 31 of each year. The fiscal year change was effective beginning with the 2011 fiscal year, which began January 2, 2011 and ended December 31, 2011. As a result of the change, the Company had a five-week transition period which began November 28, 2010 and ended January 1, 2011 ("transition period"). The audited results of the five-week transition period are presented herein. The fiscal year change was not effective until after the completion of the 2010 fiscal year. Therefore, the prior year comparative financial and other information reported in the financial statements herein continues to be presented based on the Company's prior fiscal year end calendar.

CRA's fiscal years periodically contain 53 weeks rather than 52 weeks. Fiscal 2011, fiscal 2010 and fiscal 2009 were 52-week years.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. In addition, as more fully explained below, the consolidated financial statements include the Company's interest in NeuCo, Inc. ("NeuCo"). All significant intercompany accounts have been eliminated.

NeuCo Interest

During fiscal 2009, the Company's ownership interest in NeuCo was 49.15%. During fiscal 2010, NeuCo acquired $0.9 million of its outstanding shares. As a result of this transaction, the Company's ownership interest in NeuCo increased from 49.15% to 55.89%. CRA's ownership interest has constituted control under GAAP for all periods presented. Therefore, NeuCo's financial results have been consolidated with CRA and the portion of NeuCo's results allocable to its other owners is shown as "noncontrolling interest." The increase in the Company's ownership in NeuCo during the second quarter of fiscal 2010 was accounted for as an adjustment to shareholders' equity in the accompanying consolidated financial statements.

NeuCo's revenues included in the Company's consolidated statements of operations for fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 totaled approximately $6.2 million, $0.4 million, $6.4 million, and $8.9 million, respectively. NeuCo's net income included in the Company's consolidated statements of operations for fiscal 2011 was approximately $0.2 million. NeuCo's net loss included in the Company's consolidated statements of operations for the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 totaled approximately $0.1 million, $1.3 million, and $1.5 million, respectively. NeuCo's net income, net of amounts allocable to its other owners, included in the Company's consolidated statements of operations for fiscal 2011 was approximately $0.1 million. NeuCo's net loss, net of amounts allocable to its other owners, included in the Company's consolidated statements of operations for the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 totaled approximately $39,000, $0.7 million, and $0.8 million, respectively.

NeuCo's interim reporting schedule is based on calendar month-ends, and its fiscal year end is the last Saturday of November. Prior to CRA changing its fiscal year, the first three quarters of CRA's fiscal year could have included up to a three-week reporting lag between CRA's quarter end and the most recent financial statements available from NeuCo. Starting with the new fiscal year beginning January 2, 2011, CRA's quarterly results could include a few days reporting lag between CRA's quarter end and the most recent financial statements available from NeuCo. CRA does not believe that the reporting lag, if any, will have a significant impact on CRA's consolidated statements of operations or financial condition.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make significant estimates and judgments that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of consolidated revenues and expenses during the reporting period. Estimates in these consolidated financial statements include, but are not limited to, accounts receivable allowances, revenue recognition on fixed price contracts, depreciation of property and equipment, share-based compensation, valuation of acquired intangible assets, impairment of long lived assets, goodwill, accrued and deferred income taxes, valuation allowances on deferred tax assets, accrued compensation, accrued exit costs, and other accrued expenses. These items are monitored and analyzed by the Company for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. CRA bases its estimates on historical experience and various other assumptions that CRA believes to be reasonable under the circumstances. Actual results may differ from those estimates if CRA's assumptions based on past experience or other assumptions do not turn out to be substantially accurate.

Revenue Recognition

CRA derives substantially all of its revenues from the performance of professional services. The contracts that CRA enters into and operates under specify whether the engagement will be billed on a time-and-materials or a fixed-price basis. These engagements generally last three to six months, although some of CRA's engagements can be much longer in duration. Each contract must be approved by one of CRA's vice presidents.

CRA recognizes substantially all of its revenues under written service contracts with its clients when the fee is fixed or determinable, as the services are provided, and only in those situations where collection from the client is reasonably assured and sufficient contractual documentation has been obtained. In certain cases CRA provides services to its clients without sufficient contractual documentation, or fees are tied to performance-based criteria, which require the Company to defer revenue in accordance with U.S. GAAP. In these cases, these amounts are fully reserved until all criteria for recognizing revenue are met.

Most of CRA's revenue is derived from time-and-materials service contracts. Revenues from time-and-materials service contracts are recognized as services are provided based upon hours worked and contractually agreed-upon hourly rates, as well as indirect fees based upon hours worked.

Revenues from the majority of the Company's fixed-price engagements are recognized on a proportional performance method based on the ratio of costs incurred, substantially all of which are labor-related, to the total estimated project costs. CRA derived approximately 22%, 26%, 21%, and 12% of consolidated revenues from fixed-price engagements in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. Project costs are based on the direct salary of the consultants on the engagement plus all direct expenses incurred to complete the engagement. The proportional performance method is used since reasonably dependable estimates of the revenues and costs applicable to various stages of a contract can be made, based on historical experience and terms set forth in the contract, and are indicative of the level of benefit provided to CRA's clients. Fixed-price contracts generally include a termination provision that converts the agreement to a time-and-materials contract in the event of termination of the contract. CRA's management maintains contact with project managers to discuss the status of the projects and, for fixed-price engagements, management is updated on the budgeted costs and resources required to complete the project. These budgets are then used to calculate revenue recognition and to estimate the anticipated income or loss on the project. Occasionally, CRA has been required to commit unanticipated additional resources to complete projects, which has resulted in lower than anticipated income or losses on those contracts. CRA may experience similar situations in the future. Provisions for estimated losses on contracts are made during the period in which such losses become probable and can be reasonably estimated. To date, such losses have not been significant.

Revenues also include reimbursable expenses, which include travel and other out-of-pocket expenses, outside consultants, and other reimbursable expenses. Reimbursable expenses are as follows (in thousands):

	Year Ended	Transition Period	Year Ended	Year Ended
	December 31, 2011 (52 weeks)	January 1, 2011 (5 weeks)	November 27, 2010 (52 weeks)	November 28, 2009 (52 weeks)
Reimbursable expenses	$39,722	$2,936	$37,585	$43,961

CRA maintains accounts receivable allowances for estimated losses and disputed amounts resulting from clients' failure to make required payments. The Company bases its estimates on historical collection experience, current trends, and credit policy. In determining these estimates, CRA examines historical write-offs of its receivables and reviews client accounts to identify any specific customer collection issues. If the financial condition of CRA's customers were to deteriorate or disputes were to arise regarding the services provided, resulting in an impairment of their ability or intent to make payment, additional allowances may be required.

Unbilled services represent revenue recognized by CRA for services performed but not yet billed to the client. Deferred revenue represents amounts billed or collected in advance of services rendered.

CRA collects goods and services and value added taxes from customers and records these amounts on a net basis, which is within the scope of Accounting Standards Codification ("ASC") Topic 605-45, "Principal Agent Considerations".

Cash Equivalents and Investments

Cash equivalents consist principally of funds holding only U.S. government obligations, money market funds, and commercial paper, with maturities of three months or less when purchased. As of December 31, 2011, a portion of the Company's cash accounts was concentrated at a single financial institution, which potentially exposes the Company to credit risks. As of December 31, 2011, the financial institution has generally "stable" credit ratings and the Company has not experienced any losses related to such accounts. The short-term credit rating of this financial institution is A-1 by Standard & Poor's ratings services. The Company does not believe that there is significant risk of non-performance by the financial institution, the cash on deposit is fully liquid, the Company continually monitors the credit ratings of the institution, and limits the amount of cash maintained at this institution.

Short-term investments generally consist of commercial paper and Canadian government bonds and have maturities of more than three months and less than one year when purchased. These short-term investments are expected to be held-to-maturity and are classified as such in the accompanying consolidated financial statements. The carrying amounts of these instruments classified as cash equivalents and short-term investments are stated at amortized cost, which approximates fair value because of their short-term maturity. As of December 31, 2011, short-term investments included $14.5 million in commercial paper and are considered Level 2 inputs within the fair value hierarchy. At January 1, 2011, CRA did not hold any short-term investments. At November 27, 2010, short-term investments included $4.5 million in commercial paper and $1.8 million in Canadian government bonds which were considered Level 2 and Level 1 inputs, respectively, within the fair value hierarchy.

If a decline in fair value below the amortized cost basis of an investment is judged to be other-than-temporary, the cost basis of the investment is written down to fair value. For those investments for which the fair value of the investment is less than its amortized cost, the credit-related portion of other-than-temporary impairment losses is recognized in earnings while the noncredit-related portion is recognized in other comprehensive income, net of related taxes. The Company does not intend to sell such investments, if any, and it is more likely than not that it will not be required to sell such investments prior to the recovery of its amortized cost basis less any current period credit losses. During fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, the Company did not write-down any investment balances.

Fair Value of Financial Instruments

The Company's financial instruments, including cash, cash equivalents, investments, accounts receivable, receivables from employees and non-employee experts, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value because of the short-term maturity of these instruments or the stated interest rates are indicative of market interest rates.

Goodwill

In accordance with ASC Topic 350, "Intangibles—Goodwill and Other", goodwill is not subject to amortization, but is monitored at least annually for impairment, or more frequently, as necessary, if there are other indicators of impairment. For the Company's goodwill impairment analysis, the Company operates under one reporting unit. Any impairment would be measured based upon the fair value of the related asset. Under ASC Topic 350, in performing the first step of the goodwill impairment testing and measurement process, the Company compares its entity-wide estimated fair value to net book value to identify potential impairment. Management estimates the entity-wide fair value utilizing the Company's market capitalization, plus an appropriate control premium. Market capitalization is determined by multiplying the shares outstanding on the assessment date by the average market price of CRA's common stock over a reasonable period of time based upon management's judgment. The Company has utilized a control premium which considers appropriate industry, market and other pertinent factors, including indications of such premiums from data on recent acquisition transactions. If the fair value of the reporting unit is less than the book value, the second step is performed to determine if goodwill is impaired. If the Company determines through the impairment evaluation process that goodwill has been impaired, an impairment charge would be recorded in the consolidated statement of operations. The Company completed the annual impairment test required during the fourth quarter of fiscal 2011 and determined that there was no impairment. At the time of the annual test, the entity-wide estimated fair value exceeded the net book value by approximately 25%. The Company continues to monitor its market capitalization. If the Company's market capitalization, plus an estimated control premium, is below its carrying value for a period considered to be other-than-temporary, it is possible that the Company may be required to record an impairment of goodwill either as a result of the annual assessment that the Company conducts in the fourth quarter of each fiscal year, or in a future quarter if an indication of potential impairment is evident. A non-cash goodwill impairment charge would have the affect of decreasing the Company's earnings in such period.

Intangible Assets

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their estimated useful lives. Intangible assets are amortized on a straight line basis over the related estimated lives and consist of non-competition agreements, customer relationships, customer lists, developed technology, and trademarks, which are generally amortized on a straight-line basis over their remaining useful lives of four to ten years.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of three years for computer equipment, three to five years for computer software, and ten years for furniture and fixtures. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the lease term or the estimated useful life of the leasehold improvements. Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and betterments are capitalized.

Leases and Deferred Rent

The Company leases all of its office space. Leases are evaluated and classified as operating or capital leases for financial reporting purposes. For leases that contain rent escalations and rent holidays, the Company records the total rent payable during the lease term, as determined above, on a straight-line basis over the term of the lease and records the difference between the rents paid and the straight-line rent as deferred rent. Additionally, any tenant improvement allowances received from the lessor are recorded as a reduction to deferred rent.

Impairment of Long-Lived Assets

The Company reviews the carrying value of its long-lived assets (primarily property and equipment, receivables from employees and non-employee experts, and intangible assets) to assess the recoverability of these assets whenever events indicate that impairment may have occurred. Factors CRA considers important that could trigger an impairment review include the following:

- a significant underperformance relative to expected historical or projected future operating results;
- a significant change in the manner of CRA's use of the acquired asset or the strategy for CRA's overall business;
- a significant negative industry or economic trend; and
- CRA's entity-wide fair value relative to net book value.

If CRA determines that an impairment review is required, CRA would review the expected future undiscounted cash flows to be generated by the assets or asset groups. If CRA determines that the carrying value of long-lived assets or asset groups may not be recoverable, CRA would measure any impairment based on a projected discounted cash flow method using a discount rate determined by CRA to be commensurate with the risk inherent in CRA's current business model. If impairment is indicated through this review, the carrying amount of the assets would be reduced to their estimated fair value.

Concentration of Credit Risk

The Company's billed and unbilled receivables consist of receivables from a broad range of clients in a variety of industries located throughout the U.S. and in other countries. The Company performs a credit evaluation of its clients to minimize its collectability risk. Periodically, the Company will require advance payment from certain clients. However, the Company does not require collateral or other security. Historically, the Company has not experienced significant write-offs. The Company maintains accounts receivable allowances for estimated losses and disputed amounts resulting from clients' failures to make required payments. The Company bases its estimates on historical collection experience, current trends, and credit policy. In determining these estimates, CRA examines historical write-offs of its receivables and reviews client accounts to identify any specific customer collection issues. If the financial condition of any of CRA's customers were to deteriorate, resulting in an impairment of their ability or intent to make payment, additional allowances may be required.

A rollforward of the accounts receivable allowances is as follows (in thousands):

	Fiscal Year	Transition Period	Fiscal Year
	2011	January 1, 2011	2010
Balance at beginning of period	$ 7,036	$6,946	$ 6,812
Change related to NeuCo	(155)	—	13
Additions charged to revenues	4,628	646	2,733
Amounts written off	(4,961)	(556)	(2,612)
Balance at end of period	$ 6,548	$7,036	$ 6,946

Amounts deemed uncollectible, either due to the client's inability or unwillingness to pay, are recorded as a reduction to revenues.

Share-Based Compensation

CRA accounts for equity-based compensation using a fair value based recognition method. Under the fair value recognition requirements of ASC Topic 718, "Compensation-Stock Compensation" ("ASC Topic 718"), share-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. The amount of share-based compensation expense recognized at any date must at least equal the portion of grant date value of the award that is vested at that date.

For share-based awards granted to non-employee experts, CRA accounts for the compensation under variable accounting in accordance with ASC Topic 718 and ASC Topic 505-50, "Equity-Based Payments to Non-Employees" (formerly Emerging Issues Task Force 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"), and recognizes the cost over the related vesting period. For performance-based restricted stock units awarded to employees, CRA accounts for the compensation under variable accounting in accordance with ASC Topic 718, and recognizes the cost over the related vesting period.

Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized based upon anticipated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

In addition, the calculation of the Company's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several different tax jurisdictions. The Company records liabilities for estimated tax obligations resulting in a provision for taxes that may become payable in the future, in accordance with ASC Topic 740-10, "Income Taxes," which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. CRA includes accrued interest and penalties, if any, related to uncertain tax positions in income tax expense.

Foreign Currency Translation

Balance sheet accounts of the Company's foreign subsidiaries are translated into U.S. dollars at year-end exchange rates and operating accounts are translated at average exchange rates for each year. The resulting translation adjustments are recorded in shareholders' equity as a component of accumulated other comprehensive income (loss). Foreign currency transactions are translated at current exchanges rates, with adjustments recorded in the statement of operations. The effect of transaction gains and losses recorded in income (loss) amounted to a loss of $0.4 million for fiscal 2011, a gain of $47,000 during the five-week transition period ended January 1, 2011, a loss of $0.5 million for fiscal 2010, and a gain of $44,000 for fiscal 2009.

Recent Accounting Standards

Goodwill

In September 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-08, *Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment* ("ASU 2011-08"). The objective of ASU 2011-08 is to simplify how entities test goodwill for impairment. The amendments in ASU 2011-08 permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company believes the adoption of ASU 2011-08 will have no impact on its financial position, results of operations, cash flows, or disclosures.

In December 2010, the FASB issued ASU No. 2010-28, *Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative*

Carrying Amounts ("ASU 2010-28"). ASU 2010-28 clarifies the requirement to test for impairment of goodwill. Topic 350 requires that goodwill be tested for impairment if the carrying amount of a reporting unit exceeds its fair value. Under ASU 2010-28, when the carrying amount of a reporting unit is zero or negative, an entity must assume that it is more likely than not that a goodwill impairment exists, perform an additional test to determine whether goodwill has been impaired, and calculate the amount of that impairment. The modifications to Topic 350 resulting from the issuance of ASU 2010-28 are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. The adoption of the provisions of ASU 2010-28 had no effect on the Company's financial position, results of operations, cash flows, or disclosures.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income* ("ASU 2011-05"). The objective of ASU 2011-05 is to increase the prominence of items reported in other comprehensive income. The main provisions of ASU 2011-05 provide that an entity that reports items of other comprehensive income has the option to present comprehensive income in either one or two consecutive financial statements. The option in current U.S. GAAP that permits the presentation of other comprehensive income in the statement of changes in equity has been eliminated. ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. Early adoption is permitted. The Company believes the adoption of ASU 2011-05 changes its financial statement presentation but will have no impact on its financial position, results of operations, cash flows, or disclosures.

Fair Value Measurements

In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"). ASU 2011-04 does not require additional fair value measurements and is primarily a convergence of words between U.S. GAAP and IFRS. ASU 2011-04 is effective for the first interim or annual reporting period beginning on or after December 15, 2011, and the Company believes the adoption of ASU 2011-04 will have no impact on its financial position, results of operations, cash flows, or disclosures.

Business Combinations

In December 2010, the FASB issued ASU No. 2010-29, *Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations* ("ASU 2010-29"), which requires a public entity to disclose pro forma information for business combinations that occurred in the current reporting period. The amendments in ASU 2010-29 are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of the provisions of ASU 2010-29 had no effect on the Company's financial position, results of operations, cash flows, or disclosures.

2. Business Acquisition

On June 9, 2009, the Company acquired substantially all of the assets of Marakon Associates, a leading strategy consulting firm known for pioneering value-based management. Under the terms of the transaction, CRA acquired substantially all of the assets of Marakon Associates, including certain intangible assets, accounts receivable, and all client projects underway at the time. As a result of this acquisition, CRA added 48 employee consultants, who are based in CRA's London, Chicago, and New York offices. The acquisition was not material. The acquisition has been accounted for under the purchase method of accounting, and the results of operations have been included in the accompanying statements of operations from the date of acquisition.

3. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for fiscal 2011, the five-week transition period ended January 1, 2011, and fiscal 2010 are as follows (in thousands):

Balance at November 28, 2009	$141,964
Goodwill adjustments related to acquisitions	(84)
Goodwill adjustments related to NeuCo	1,191
Effect of foreign currency translation and other adjustments	(1,905)
Balance at November 27, 2010	$141,166
Goodwill adjustments related to sale of Asia-Pacific based Energy practice	(39)
Effect of foreign currency translation and other adjustments	(446)
Balance at January 1, 2011	$140,681
Goodwill adjustments related to acquisitions	85
Effect of foreign currency translation and other adjustments	(112)
Balance at December 31, 2011	$140,654

On December 13, 2010, the Company sold its Asia-Pacific based Energy practice. The amount of goodwill allocated to the sale was approximately $39,000, which along with assets and liabilities sold, resulted in a pre-tax loss of $0.1 million.

In fiscal 2010 and fiscal 2009, the Company sold select practice areas. The amount of goodwill allocated to the sales in fiscal 2010 and fiscal 2009 were $0.2 million and $0.2 million, respectively. The sales in fiscal 2010 and fiscal 2009 resulted in pre-tax losses of $0.3 million and $0.1 million, respectively.

The net amount of goodwill as of December 31, 2011, January 1, 2011, and November 27, 2010 includes the following amounts (in thousands):

	December 31, 2011	January 1, 2011	November 27, 2010
Goodwill attributable to the acquisition of Marakon	$ 990	$ 990	$ 990
Goodwill attributable to NeuCo	4,588	4,588	4,588
Goodwill attributable to acquisitions that occurred prior to fiscal 2007	135,076	135,103	135,588
Goodwill balance	$140,654	$140,681	$141,166

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized over their expected useful lives.

The components of acquired identifiable intangible assets are as follows (in thousands):

	December 31, 2011	January 1, 2011	November 27, 2010
Non-competition agreements, net of accumulated amortization of $2,804, $2,363, and $2,333, respectively	1,475	$1,877	$1,930
Customer relationships, net of accumulated amortization of $2,529, $2,120, and $2,092, respectively	948	1,209	1,254
Other intangible assets, net of accumulated amortization of $1,473, $1,060, and $1,045, respectively	49	61	75
	$2,472	$3,147	$3,259

Amortization of intangible assets was $0.9 million, $0.1 million, $1.0 million, and $1.4 million in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. Amortization of intangible assets held at December 31, 2011 for the next five fiscal years is expected to be as follows (in thousands):

Fiscal Year	Amortization Expense
2012	$ 718
2013	703
2014	603
2015	273
2016	92
	$2,389

4. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31, 2011	January 1, 2011	November 27, 2010
Computer, office equipment and software	$ 25,478	$ 18,946	$ 18,737
Leasehold improvements	25,569	24,815	24,926
Furniture	9,169	9,364	9,376
	60,216	53,125	53,039
Accumulated depreciation and amortization	(38,605)	(35,507)	(35,294)
	$ 21,611	$ 17,618	$ 17,745

Depreciation expense, including amounts recorded in costs of services, was $4.1 million, $0.4 million, $5.2 million, and $7.4 million in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively.

5. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31, 2011	January 1, 2011	November 27, 2010
Compensation and related expenses	$53,438	$42,762	$47,553
Income taxes payable	2,602	1,185	1,165
Accrued interest	43	71	356
Other	4,419	5,340	5,346
	$60,502	$49,358	$54,420

6. Asset Retirement Obligations

CRA records asset retirement obligations for which the liability's fair value can be reasonably estimated. CRA recognizes asset retirement obligations related to lease restoration obligations if required by a lease agreement. The asset retirement obligations consist primarily of the costs associated with restoring leased space to the condition it was in prior to CRA's occupancy or to pay the landlord for the cost to do so.

The changes in the carrying amount of asset retirement obligations as of December 31, 2011, January 1, 2011, and November 27, 2010 are as follows (in thousands):

Balance at November 28, 2009	$881
Accretion	34
Adjustments	15
Effect of foreign currency translation	(30)
Balance at November 27, 2010	900
Accretion	3
Adjustments	(5)
Effect of foreign currency translation	(8)
Balance at January 1, 2011	890
Accretion	34
Effect of foreign currency translation	(2)
Balance at December 31, 2011	$922

Asset retirement obligations are recorded within "accrued expenses" and "deferred rent and other non-current liabilities" on the balance sheet.

7. Private Placement of Convertible Debt and Other Financing

Private Placement of Convertible Debt. In 2004, CRA completed a private placement of $90.0 million of 2.875% convertible senior subordinated debentures due in 2034. On June 15, 2011, the Company repurchased 100% of the principal amount of the outstanding debentures plus accrued and unpaid interest, which amounted to $21.9 million and $0.3 million, respectively.

During fiscal 2010, the Company repurchased convertible debentures in the principal amount of $40.7 million, on the open market. During fiscal 2009, the Company repurchased convertible debentures in the principal amount of approximately $17.3 million, on the open market.

The $21.7 million convertible debt balance as of January 1, 2011, represented the principal amount of $21.9 million, net of the unamortized debt discount totaling $0.2 million. The $21.6 million convertible debt balance as of November 27, 2010 represented the principal amount of $21.9 million, net of the unamortized debt discount totaling $0.3 million. The carrying amount of the common stock component of the convertible debentures was $7.7 million as of each of December 31, 2011, January 1, 2011, and fiscal 2010 and is included in common stock.

Through June 15, 2011, the effective interest rate of the debentures for fiscal 2011 was 5.7%. The effective interest rates of the debentures for the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 were 5.7% and 5.6%, and 5.5% respectively.

For fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, the contractual interest, amortization of prepaid debt issuance costs, and amortization of the discount included in interest expense was $0.6 million, $0.1 million, $2.9 million, and $4.0 million, respectively.

Borrowings under the Revolving Line of Credit. The Company has a $60.0 million revolving line of credit with RBS Citizens, N.A that provides CRA with the additional flexibility to meet any unforeseen financial requirements. The amounts available under this revolving line of credit are constrained by various financial covenants and are reduced by certain letters of credit outstanding, which amounted to $0.7 million as of December 31, 2011. There were no amounts outstanding under this revolving line of credit as of December 31, 2011.

On January 11, 2011, the Company amended its loan agreement dated as of January 14, 2004 with Citizens that governs this revolving line of credit. The amendment extended the termination date of the agreement from April 30, 2012 to April 30, 2014, changed the calculation of interest on borrowings using margins above LIBOR that range from 1.75% to 2.75% (a decrease from the prior range of 2% to 3.5%), relaxed the agreement's financial ratio covenants and broadened certain exceptions to the agreement's covenants against certain dispositions, indebtedness and acquisitions, and added change of control as an event of default under the agreement. The financial covenants require the Company to maintain a minimum consolidated working capital of $25.0 million and to comply with a consolidated senior debt to EBITDA ratio of not more than 2.5 to 1.0. The non-financial covenant restrictions of the senior credit agreement include, but are not limited to, the Company's ability to incur additional indebtedness, engage in acquisitions or dispositions, and enter into business combinations. As of December 31, 2011, the Company was in compliance with its agreement with the bank.

Borrowings under the credit facility are secured by 100% of the stock of certain of CRA's U.S. subsidiaries and 65% of the stock of CRA's foreign subsidiaries, which represents approximately $28.9 million in net assets as of December 31, 2011.

8. Employee Benefit Plans

The Company maintains qualified defined-contribution plans under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees who meet specified age and service requirements. Company contributions are made at the discretion of the Company, and cannot exceed the maximum amount deductible under applicable provisions of the Internal Revenue Code. Company contributions under these plans amounted to approximately $2.7 million, $0.2 million, $2.2 million, and $2.2 million, for fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively.

9. Leases

At December 31, 2011, the Company had the following minimum rental commitments for office space and equipment leases, all of which are under non-cancelable operating leases (in thousands):

Fiscal Year	Rental Commitments
2012	$16,734
2013	16,319
2014	16,483
2015	8,856
2016	3,539
Thereafter	2,050
	$63,981
Future minimum rentals under sublease arrangements	(7,150)
	$56,831

Certain office leases contain renewal options which the Company may exercise at its discretion, which were not included in the amounts above. Rent expense was approximately $13.6 million in fiscal 2011, $1.3 million for the five-week transition period ended January 1, 2011, $15.7 million in fiscal 2010, and $17.2 million in fiscal 2009. Included in rent expense were $1.0 million, $2.1 million, and $1.6 million in restructuring charges in fiscal 2011, fiscal 2010, and fiscal 2009, respectively.

The Company is party to standby letters of credit with its bank in support of the minimum future lease payments under leases for office space amounting to $0.4 million as of December 31, 2011.

10. Net Income (Loss) Per Share

Basic net income (loss) per share represents net income (loss) divided by the weighted average shares of common stock outstanding during the period. Diluted net income (loss) per share represents net income (loss) divided by the weighted average shares of common stock and common stock equivalents, if applicable, outstanding during the period. Common stock equivalents arise from stock options and unvested restricted share awards, using the treasury stock method. Under the treasury stock method, the amount the Company would receive on the exercise of stock options and the vesting of the restricted stock awards, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefits that would be recorded in common stock when these awards become deductible are assumed to be used to repurchase the shares underlying these awards at the average share price for each fiscal period, and these repurchased shares are netted against the underlying stock options and unvested restricted shares. A reconciliation of basic to diluted weighted average shares of common stock outstanding is as follows (in thousands):

	Fiscal Year 2011	Transition Period	Fiscal Year 2010	Fiscal Year 2009
Basic weighted average shares outstanding	10,555	10,567	10,643	10,608
Common stock equivalents:				
Stock options and restricted stock	184	—	130	110
Diluted weighted average shares outstanding	10,739	10,567	10,773	10,718

For the five-week transition period ended January 1, 2011, all common stock equivalents were excluded from the calculation of diluted weighted average shares outstanding because they were anti-dilutive and amounted to 1,244,708 share based awards. These anti-dilutive share based awards included approximately 174,000 common stock equivalents that would have been included in the diluted weighted average shares outstanding if the Company had net income.

For fiscal 2011, fiscal 2010, and fiscal 2009, the anti-dilutive share based awards that were excluded from the calculation of common stock equivalents for purposes of computing diluted weighted average shares outstanding amounted to 1,045,351, 1,047,146, and 977,954 shares, respectively. These share-based awards were anti-dilutive because their exercise price exceeded the average market price for the respective period.

11. Common Stock

Issuances of Common Stock in Connection with Business Acquisitions. During fiscal 2009, the Company issued 11,201 shares of its common stock pursuant to an earn-out arrangement related to an acquisition that was completed prior to fiscal 2009. The restricted shares issued in connection with the acquisition vest over four years and are held in escrow until the vesting restrictions placed on them have lapsed.

Share-Based Compensation. Approximately $5.7 million, $0.8 million, $6.4 million, and $6.5 million of share-based compensation expense were recorded in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively, as an increase to common stock for share-based payment awards made to the Company's employees and directors, based on the estimated grant date fair values of stock options and restricted stock awards vesting during the period.

CRA also recorded $34,000, $11,000, $0.1 million, and $0.2 million for fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively, in shared-based compensation expense for grants to non-employee experts.

Restricted Share Vesting. In fiscal 2011, fiscal 2010, and fiscal 2009, 164,086, 137,622, and 107,794 restricted shares vested, respectively. CRA redeemed 50,724, 43,484, and 33,091 of the restricted shares that vested from the holders in order to pay $1.1 million, $1.1 million, and $0.8 million of employee tax withholdings. There were no restricted shares that vested during the five-week transition period ended January 1, 2011.

Common Stock Repurchases and Retirements. In July 2006 and June 2007, the Company's Board of Directors authorized multi-year stock repurchase program of up to a total of 500,000 and 1,500,000 shares of its common stock, respectively. On July 6, 2010, the Company announced that its Board of Directors approved a share repurchase program of up to $5 million of the Company's common stock. On August 30, 2011, the Company announced that its Board of Directors approved an expanded share repurchase program of up to an additional $7.5 million of the Company's common stock. During fiscal 2011, the Company repurchased and retired 398,372 shares of its common stock under these stock repurchase programs at an aggregate price of approximately $9.1 million, resulting in approximately $3.3 million available for future repurchases. During fiscal 2010, the Company repurchased and retired 224,451 shares of its common stock under these stock repurchase programs at an aggregate price of approximately $4.2 million. On February 22, 2012, the Company's Board of Directors authorized an expanded share repurchase program of up to $4.45 million of its common stock, in addition to its currently existing share repurchase program. The Company records the retirement of its repurchased common stock as a reduction to common stock.

In addition, during fiscal 2010 and fiscal 2009, the Company repurchased 10,319 and 4,087 shares of its common stock from non-employee experts and employees, respectively, based on contractual rights of first purchase contained in their stock purchase agreement with the Company. During fiscal 2011 and the transition period, the Company did not repurchase any shares of its common stock from non-employee experts and employees, respectively, based on these contractual rights of first purchase.

Exercise of Stock Options. During fiscal 2011, 47,009 options were exercised for $0.6 million of proceeds. There were no stock option exercises during the five-week transition period ended January 1, 2011. During fiscal 2010, 68,435 options were exercised for $1.0 million of proceeds. During fiscal 2009, 5,000 options were exercised for $0.1 million of proceeds.

Tax Deficit on Stock Option Exercises and Restricted Share Vesting. The Company recorded tax deficits on stock options exercises and restricted share vestings as a decrease to common stock in fiscal 2011, the five week transition period ended January 1, 2011, fiscal 2010 and fiscal 2009 totaling $0.6 million, $0.8 million, $1.1 million and $0.6 million, respectively.

Convertible Debenture Extinguishment. The Company recorded $41,000 and $0.2 million as increases to common stock in fiscal 2010 and fiscal 2009, respectively, related to the repurchase of convertible debentures. There were no amounts recorded to common stock in fiscal 2011 and the five-week transition period ended January 1, 2011 related to the repurchase of convertible debentures.

12. Share-Based Compensation

CRA recorded $5.7 million, $0.8 million, $6.5 million, and $6.6 million of compensation expense for fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively, for share-based payment awards consisting of stock options and restricted stock awards and restricted stock units issued to employees based on the estimated grant date fair values. Compensation expense also includes performance-based restricted stock units awarded to employees that are accounted for under variable accounting in accordance with ASC Topic 718.

Compensation expense, net of tax, was $3.5 million, $0.5 million, $3.9 million, and $4.0 million in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively, for share-based payment awards made to the Company's employees and directors consisting of stock options, restricted stock awards, and restricted stock units issued based on the estimated grant date fair values and for performance-based restricted stock units awarded to employees that are accounted for under variable accounting. In addition, the Company recorded $34,000, $11,000, $0.1 million, and $0.2 million of share-based compensation expense during fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively, for share-based payment awards consisting of stock options and restricted share awards issued to non-employees.

The weighted average fair market value using the Black-Scholes option-pricing model of the options granted was $10.01, $9.21, and $7.78 for fiscal 2011, fiscal 2010, and fiscal 2009, respectively. There were no options granted during the transition period. The fair market value of the stock options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year		
	2011	2010	2009
Risk-free interest rate	1.0%	1.2%	2.1%
Expected volatility	54%	51%	48%
Weighted average expected life (in years)	5.00	5.00	4.50
Expected dividends	—	—	—

The risk-free interest rate is based on U.S. Treasury interest rates whose term is consistent with the expected life of the stock options. Expected volatility and expected life are based on the Company's historical experience. Expected dividend yield was not considered in the option-pricing formula because CRA does not pay dividends and has no current plans to do so in the future. The forfeiture rate used was based upon historical experience. CRA may adjust the estimated forfeiture rate based upon actual experience.

CRA maintains share-based compensation plans that use restricted stock, stock options and an employee stock purchase plan to provide incentives to its directors, employees and independent contractors. CRA's Amended and Restated 2006 Equity Incentive Plan (the "2006 Incentive Plan") authorizes the grant of a variety of incentive and performance awards to its directors, employees and independent contractors, including incentive stock options, nonqualified stock options, restricted stock awards, restricted stock unit awards, performance awards and other share-based awards. The "fungibility ratio," the rate at which each share of CRA's common stock that is underlying any award other than a stock option counts against the maximum number of shares issuable under the 2006 Incentive Plan, increased from 1.8 to 2.2 during fiscal 2008 and decreased from 2.2 to 1.83 in fiscal 2010. The grant of restricted share and restricted stock unit awards through March 12, 2008 counted as the grant of 1.8 shares of common stock available under the plan for each share of common stock subject to the award, the grant of restricted share and restricted stock unit awards from March 12, 2008 to April 29, 2010 counted as the grant of 2.2 shares of common stock available under the plan for each share of common stock subject to the award, and restricted share and restricted stock unit awards granted on or after April 30, 2010 count as a grant of 1.83 shares of common stock available under the plan for each share of common stock subject to the award. A maximum of 2,832,333 shares of common stock are issuable under the 2006 Incentive Plan, which includes 658,333 shares that remained available for future awards under the Company's 1998 Incentive and Nonqualified Stock Option Plan (the "1998 Plan") as of April 21, 2006 and 341,667 shares related to stock options that have been issued under the 1998 Plan that were forfeited or terminated after April 21, 2006.

During fiscal 2009, the Company implemented a long-term incentive program ("LTIP") for certain key employees. Under this program, participants may receive a mixture of stock options, restricted stock units, and performance-based restricted stock units. The program is designed to reward key employees and provide participants the opportunity to share in the long-term growth of the Company. During fiscal 2011, fiscal 2010 and fiscal 2009, the Company granted options, restricted stock units, and performance-based restricted stock units under this program. The awards were granted under the 2006 Incentive Plan and are included in the discussion below.

The following is a rollforward of the maximum number of shares issuable under the 2006 Incentive Plan as of December 31, 2011:

	Actual Shares	Shares Using Fungibility Ratio
Maximum shares of common stock issuable under the 2006 Incentive Plan		2,832,333
Restricted shares or units granted/reserved through March 12, 2008	471,827	(849,289)
Restricted shares or units granted/reserved from March 12, 2008 to April 29, 2010	347,704	(764,949)
Restricted shares or units granted/reserved on or after April 30, 2010	651,663	(1,192,542)
Cancellation of restricted shares or units through March 12, 2008	91,277	164,299
Cancellation of restricted shares or units from March 12, 2008 to April 29, 2010	16,557	36,425
Cancellation of restricted shares or units on or after April 30, 2010	10,634	19,460
Options granted		(653,655)
Options cancelled		549,710
Options forfeited		10,000
Shares available for grant under the 2006 Incentive Plan		151,792

Under the 1998 Plan, 3,839,216 options to purchase shares have been granted. With the adoption of the 2006 Incentive Plan, no new options will be granted under the 1998 Plan. Under the terms of the 1998 Plan, options have been granted at an exercise price equal to the fair market value of the shares of common stock at the date of grant. Vesting terms were determined at the discretion of the Board of Directors and generally range from immediate vesting to vesting at various rates up to five years. In general, options terminate 10 years after the date of grant.

In addition, under the Company's 2004 Nonqualified Inducement Stock Option Plan, options to purchase 359,420 shares have been granted. With the adoption of the 2006 Incentive Plan, no new options will be granted under the 2004 Nonqualified Inducement Stock Option Plan.

During fiscal 2009, the Company adopted the 2009 Nonqualified Inducement Stock Option Plan. There are 250,000 shares available for issuance pursuant to stock option grants under the 2009 Nonqualified Inducement Stock Option Plan. During fiscal 2009, options to purchase 200,000 shares were granted. Each option vests over four years, has a term of seven years, and an exercise price equal to $50.00 per share. There are an additional 50,000 options available for grant under this plan.

A summary of option activity from all plans is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
				(in thousands)
Outstanding at January 1, 2011	1,259,763	$33.67		
Fiscal 2011:				
Granted	216,400	22.06		
Exercised	(47,009)	13.18		
Forfeited	(113,687)	41.48		
Outstanding at December 31, 2011	1,315,467	31.82	4.09	$328
Options exercisable at December 31, 2011	815,602	$34.76	2.96	$328

The aggregate intrinsic value of stock options exercised was approximately $0.6 million, $0.5 million, and $26,000 for fiscal 2011, fiscal 2010, and fiscal 2009, respectively. There were no options exercised during the five-week transition period ended January 1, 2011. The following table summarizes options outstanding and options exercisable as of December 31, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2011	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2011	Weighted-Average Exercise Price
$10.86 - 20.75	65,007	0.94	$14.50	62,207	$14.22
$20.76 - 24.11	576,490	5.41	$22.26	178,925	$22.80
$24.12 - 29.06	10,000	6.38	$25.08	—	—
$29.07 - 32.09	76,284	2.33	$31.24	76,284	$31.24
$32.10 - 32.26	174,622	2.36	$32.26	174,622	$32.26
$32.27 - 48.85	88,250	3.22	$39.07	86,250	$39.19
$48.86 - 50.00	175,000	4.50	$50.00	87,500	$50.00
$50.01 - 53.72	149,814	3.19	$50.84	149,814	$50.84
Total	1,315,467	4.09	$31.82	815,602	$34.76

The following table summarizes the status of CRA's non-vested stock options since January 1, 2011:

	Non-vested Options	
	Number of Shares	Weighted-Average Fair Value
Non-vested at January 1, 2011	435,923	$ 8.25
Granted	216,400	10.01
Vested	(121,785)	8.68
Forfeited	(30,673)	8.08
Non-vested at December 31, 2011	499,865	$ 8.92

The total fair value of options that vested during fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009 was $1.1 million, $2,250, $0.9 million, and $1.1 million, respectively. As of December 31, 2011, there was $3.9 million of total unrecognized compensation cost, net of expected forfeitures, related to non-vested stock options granted. That cost is expected to be recognized over a weighted-average period of 3.1 years.

CRA grants restricted stock awards, which are subject to the execution of a restricted stock agreement. Generally, these shares will vest in four equal annual installments beginning on the first anniversary of the date of grant. Total unrecognized compensation cost, net of expected forfeitures, related to restricted stock and stock unit awards as of December 31, 2011 was $5.9 million, which is expected to be recognized over a weighted-average period of 2.7 years.

The following table summarizes the status of CRA's non-vested restricted stock and stock unit awards since November 27, 2010:

	Non-vested Restricted Stock and Stock Units	
	Number of Shares	Weighted-Average Fair Value
Non-vested at November 27, 2010	435,474	$28.78
Forfeited	(5,382)	28.59
Non-vested at January 1, 2011	430,092	$28.78
Granted	130,780	20.73
Vested	(164,086)	32.69
Forfeited	(13,701)	31.87
Non-vested at December 31, 2011	383,085	$24.23

As of December 31, 2011, there were 109,091 vested shares outstanding that include the right of first refusal provision. As of December 31, 2011, there were 130,542 options exercisable that include the right of first refusal provision.

As of December 31, 2011, approximately 122,000 performance-based awards were earned upon the achievement of certain financial performance goals for fiscal 2011, and which will be distributed in fiscal 2012, subject to the approval of the Company's Compensation Committee of its Board of Directors. Upon such approval, approximately 25% of such shares are expected to vest, with the remaining shares expected to vest equally on November 8, 2012, November 8, 2013, and November 8, 2014. Performance share awards are valued at the fair value of CRA stock as of the grant date and expense is recognized based on the number of shares expected to vest under the terms of the award under which they are granted. As of December 31, 2011, approximately 172,000 shares will become issuable only upon achievement of certain financial performance goals, including revenue and profits, for a measurement period falling within the first quarter of fiscal 2012 through the fourth quarter of fiscal 2013. Additionally, up to approximately 132,000 shares will become issuable only upon achievement of certain financial performance goals, including revenue and profits, for a measurement period falling within the fourth quarter of fiscal 2009 through the third quarter of fiscal 2013. The Company also has outstanding commitments to make additional equity grants to certain employees of up to an aggregate of approximately $117,000 of shares if performance factors contained in their offer letters are met by the third quarter of fiscal 2012.

The Company has adopted the 1998 Employee Stock Purchase Plan. The Stock Purchase Plan authorizes the issuance of up to an aggregate of 243,000 shares of common stock to participating employees at a purchase price equal to 85% of fair market value on either the first or the last day of the one-year offering period under the Stock Purchase Plan. In fiscal 2011, the five-week period ended January 1, 2011, fiscal 2010, and fiscal 2009, there were no offering periods under the Stock Purchase Plan and no shares were issued.

13. Business Segment and Geographic Information

CRA operates in one business segment, which is consulting services. Revenue and long-lived assets by country, based on the physical location of the operation to which the revenues or the assets relate, are as follows (in thousands):

	Fiscal Year	Transition Period	Fiscal Year	Fiscal Year
	2011 (52 weeks)	January 1, 2011 (5 weeks)	2010 (52 weeks)	2009 (52 weeks)
Revenue:				
United States	$224,661	$17,030	$211,390	$224,504
United Kingdom	58,426	3,504	54,496	51,427
Australia	—	—	—	248
Other	22,141	1,716	21,538	25,460
Total foreign	80,567	5,220	76,034	77,135
	$305,228	$22,250	$287,424	$301,639

	December 31, 2011	January 1, 2011	November 27, 2010
Long-lived assets (property and equipment, net):			
United States	$17,632	$12,914	$12,898
United Kingdom	3,716	4,336	4,458
Other	263	368	389
Total foreign	3,979	4,704	4,847
	$21,611	$17,618	$17,745

14. Income Taxes

The components of income (loss) before (provision) benefit for income taxes are as follows (in thousands):

	Fiscal Year	Transition Period	Fiscal Year	Fiscal Year
	2011 (52 weeks)	January 1, 2011 (5 weeks)	2010 (52 weeks)	2009 (52 weeks)
Income (loss) before (provision) benefit for income taxes:				
U.S.	$26,150	$(2,674)	$ 7,456	$ 8,187
Foreign	1,933	1,728	(1,223)	4,926
Total	$28,083	$ (946)	$ 6,233	$13,113

CRA INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The components of income tax provision (benefit) have been recorded in the Company's financial statements as follows (in thousands):

	Fiscal Year	Transition Period	Fiscal Year	Fiscal Year
	2011 (52 weeks)	January 1, 2011 (5 weeks)	2010 (52 weeks)	2009 (52 weeks)
Income tax provision (benefit)	$11,138	$(288)	$4,273	$7,422
Tax deficit on stock option exercises and restricted share vesting charged directly to common stock	639	839	1,131	556
	$11,777	$ 551	$5,404	$7,978

The provision (benefit) for income taxes consists of the following (in thousands):

	Fiscal Year	Transition Period	Fiscal Year	Fiscal Year
	2011 (52 weeks)	January 1, 2011 (5 weeks)	2010 (52 weeks)	2009 (52 weeks)
Currently payable:				
Federal	$15,964	$ (70)	$ 1,225	$ 576
Foreign	309	49	771	1,245
State	3,604	—	99	158
	$19,877	$ (21)	$ 2,095	$ 1,979
Deferred:				
Federal	(6,829)	(217)	1,837	3,971
Foreign	(286)	—	(71)	299
State	(1,624)	(50)	412	1,173
	$(8,739)	$ (267)	$ 2,178	$ 5,443
	$11,138	$ (288)	$ 4,273	$ 7,422

A reconciliation of the Company's tax rates with the federal statutory rate is as follows:

	Fiscal Year	Transition Period	Fiscal Year	Fiscal Year
	2011	January 1, 2011	2010	2009
Federal statutory rate	35.0%	(35.0)%	35.0%	35.0%
State income taxes, net of federal income tax benefit	7.0	(5.2)	8.2	8.0
Foreign losses benefited	(3.0)	(1.5)	(6.3)	(8.6)
Losses not benefited	—	27.0	17.3	8.6
Foreign rate differential	0.9	(40.8)	7.2	4.3
Foreign tax credit	(1.4)	—	(2.4)	—
Disposition of foreign operations	—	22.5	—	1.8
Impact of NeuCo's tax provision charges	1.2	—	4.0	3.6
Permanently disallowed expenses	1.5	2.7	7.8	1.1
Other	(1.5)	(0.1)	(2.2)	2.8
	39.7%	(30.4)%	68.6%	56.6%

Components of the Company's deferred tax assets (liabilities) are as follows (in thousands):

	December 31, 2011	January 1, 2011	November 27, 2010
Deferred tax assets:			
Accrued compensation and related expense	$19,340	$11,966	$12,081
Tax basis in excess of financial basis of net accounts receivable	2,271	1,816	1,777
Net operating loss carryforwards	4,090	4,159	4,479
Tax basis in excess of financial basis of fixed assets	2,082	3,771	3,881
Accrued expenses and other	2,202	4,816	4,959
Total gross deferred tax assets	29,985	26,528	27,177
Less: valuation allowance	(5,027)	(7,314)	(7,613)
Total deferred tax assets net of valuation allowance	24,958	19,214	19,564
Deferred tax liabilities:			
Financial basis in excess of tax basis of intangible assets	6,319	4,859	4,697
Tax basis in excess of financial basis of debentures	6,295	10,259	10,260
Total deferred tax liabilities	12,614	15,118	14,957
Net deferred tax assets	$12,344	$ 4,096	$ 4,607

In general, a valuation allowance is recorded against deferred tax assets because management believes, after considering the available evidence, that it is more likely than not that the assets will not be realized. Reductions in valuation allowances are a result of management's consideration of historical profitability, future expected results, and the nature of the related deferred tax assets. The net change in the total valuation allowance for the fiscal 2011 was a decrease of approximately $2.3 million compared to the five-week transition period ended January 1, 2011. The net change is related to the release of valuation allowances against certain foreign net deferred assets including foreign net operating losses of $1.7 million and a change in estimate of foreign tax credit carryforwards of $0.6 million. In fiscal 2011, as a result of improved profitability over a three-year period and anticipated future profitability in certain foreign jurisdictions, the Company determined that it is more likely than not that certain of the foreign deferred tax assets, including certain foreign net operating loss carryforwards, will be realized, and accordingly released valuation allowances of approximately $1.7 million. The ultimate realization of deferred tax assets that continue to be subject to valuation allowances is dependent upon the generation of future taxable income during the periods and in the tax jurisdictions in which those temporary differences become deductible.

The net change in the total valuation allowance for the five-week transition period ended January 1, 2011 was a decrease of approximately $0.3 million compared to the year ended November 27, 2010. This net decrease resulted from the utilization of certain foreign net operating loss carryforwards, offset partially by an increase in the valuation allowance recorded against the Company's foreign operating losses. The net change in the total valuation allowance for the fiscal year ended November 27, 2010 compared to the fiscal year ended November 28, 2009 was an increase of approximately $1.8 million. This net change was primarily a result of an increase in the valuation allowance recorded against the Company's foreign operating losses, offset partially by net operating loss carryforwards utilized that were not previously benefited.

At December 31, 2011, the Company has foreign net operating loss carryforwards for federal and foreign tax purposes of $4.2 million and $7.5 million, respectively. The federal operating losses were generated by NeuCo, are subject to a full valuation allowance, and begin to expire in 2021. NeuCo files a separate U.S. federal tax return and none of its losses are available to offset the Company's consolidated taxable income. The foreign operating losses have an indefinite life, except for $0.4 million that will begin to expire in 2016.

At December 31, 2011, the Company has foreign tax credit carryforwards of approximately $0.1 million, which expire in 2017.

ASC Topic 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The aggregate changes in the balances of gross unrecognized tax benefits were as follows (in thousands):

	December 31, 2011	January 1, 2011	November 27, 2010
Balance at beginning of period	$ 180	$180	$ 64
Additions for tax positions taken during prior years	833	—	180
Additions for tax positions taken in current year	110	—	—
Settlements with tax authorities	(180)	—	—
Expiration of statutes of limitations	—	—	(64)
Balance at end of the period	$ 943	$180	$180

The Company files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which the Company has unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, the Company believes that its unrecognized tax benefits reflect the most likely outcome. The Company adjusts these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. The Company reports accrued interest and penalties related to unrecognized tax benefits in income tax expense. Settlement of any particular position could require the use of cash. Favorable resolution would be recognized as a reduction to the effective income tax rate in the period of resolution. It is not reasonably possible to predict the amount of unrecognized tax benefits that will reverse within the next twelve months.

The number of years with open tax audits varies depending on the tax jurisdiction. The Company's major taxing jurisdiction is the United States. The Company is no longer subject to U.S. federal examinations by the Internal Revenue Service for years before fiscal 2008. In fiscal 2011, the Internal Revenue Service began an examination of the Company's fiscal 2009 U.S. federal tax return. The examination is in its initial stages. There have not been any material adjustments proposed and the outcome of this review cannot reasonably be predicted at this time. In fiscal 2010, the Internal Revenue Service examined the Company's fiscal 2007 U.S. federal tax return. This examination was concluded with no change in taxable income. During fiscal 2011, the HM Revenue and Customs completed a review of the UK subsidiary's fiscal 2006 and fiscal 2007 corporate tax returns with no material adjustments. Also during fiscal 2011, the HM Revenue and Customs began a review of the UK subsidiary's fiscal 2009 corporate tax return. There have not been any adjustments proposed and the outcome of this review cannot reasonably be predicted at this time.

The Company has not provided for deferred income taxes or foreign withholding taxes on undistributed earnings from its foreign subsidiaries of approximately $5.7 million as of December 31, 2011 because such earnings are considered to be indefinitely reinvested. The Company does not rely on these unremitted earnings as a source of funds for its domestic business as it expects to have sufficient cash flow in the U.S. to fund its U.S. operational and strategic needs. If the Company were to repatriate its foreign earnings that are indefinitely reinvested, it would accrue substantially no additional tax expense.

15. Related-Party Transactions

The Company made payments to shareholders of the Company who performed consulting services exclusively for the Company in the amounts of $7.3 million, $0.7 million, $6.8 million, and $11.6 million in fiscal 2011, the five-week transition period ended January 1, 2011, fiscal 2010, and fiscal 2009, respectively. These payments were to exclusive non-employee experts for consulting services performed for CRA's clients in the ordinary course of business.

16. Compensation Arrangements

In connection with a previous acquisition, CRA has agreed to pay an award to certain employees of the acquired business if they achieve specific performance targets through fiscal 2012. Retention of amounts paid to the individual employees is contingent on their continued employment with CRA through 2016. As of December 31, 2011, based upon performance to date and expected performance in the future, the amount of the award is estimated to be approximately $9.6 million and is being expensed over the seven and a half year service period ending in December 2016. Changes in the estimated award are expensed prospectively over the remaining service period. To date, the Company has expensed $1.7 million for this award, of which $1.6 million was expensed in fiscal 2011. The amount of the award could fluctuate depending on future performance. Any payments under this award would be made in fiscal 2013.

17. Transition Period Financial Information

On December 17, 2010, the Company's Board of Directors approved a change in the Company's fiscal year end from the last Saturday in November to the Saturday closest to December 31 of each year. Accordingly, the Company is presenting audited financial statements for the five-week transition period ended January 1, 2011. The following table provides certain unaudited comparative financial information of the same period of the prior year. The five-week periods ended January 1, 2011 and January 2, 2010, both included 35 days (in thousands, except per share data):

	5 Weeks Ended	
	January 1, 2011	January 2, 2010
	(audited)	(unaudited)
Statement of operations data:		
Net revenue	$22,250	$20,360
Gross profit	5,850	5,351
Loss from operations	(800)	(1,490)
Benefit for income taxes	288	1,232
Net loss attributable to CRA International, Inc.	(626)	(358)
Basic and diluted net loss per share attributable to CRA International, Inc.	$ (0.06)	$ (0.03)
Basic and diluted weighted average number of shares outstanding	10,567	10,639

	January 1, 2011	January 2, 2010
	(audited)	(unaudited)
Balance Sheet Data:		
Working capital	$100,533	$144,972
Total assets	367,365	408,363
Convertible debt	21,651	60,422
Total shareholders' equity	255,424	254,257

18. Restructuring Charges

During fiscal 2011, the Company incurred pre-tax expenses of $1.0 million associated principally with leased office space at its former Houston, TX office, which was closed during the second quarter of fiscal 2010. The Company recorded this expense in selling, general and administrative expenses for a change in the estimate of the future minimum lease payments and related exit costs through the end of the remaining lease term, net of expected future sublease rental income measured at fair value. This estimated expense required management to make assumptions regarding the estimate of the duration of future vacancy periods, the amount and timing of future settlement payments, and the amount and timing of potential sublease income.

During fiscal 2010, the Company incurred pre-tax expenses of $8.6 million associated principally with employee workforce reductions and office space reductions and moves designed to reduce its operating expenses and improve its utilization rate. The following is a summary of the restructuring charges incurred:

- The Company completed employee workforce reductions and recorded $5.9 million in employee separation costs, of which $5.4 million was included in cost of sales and $0.5 million was included in selling, general and administrative expenses.
- The Company reduced office space in Boston, Massachusetts, Chicago, Illinois, and Houston, Texas. The Company recorded expense for the difference between its future minimum lease payments and related exit costs from the date of closure through the end of the remaining lease term, net of expected future sublease rental income. This estimated expense required management to make assumptions regarding the estimate of the duration of future vacancy periods, the amount and timing of future settlement payments, and the amount and timing of potential sublease rental income. These office reductions resulted in charges of $3.0 million, of which $2.8 million was included in selling, general and administrative expenses and $0.2 million was included in depreciation and amortization.
- The Company recorded a deferred gain of $0.3 million related to the sale of a practice area, which was included in selling, general and administrative expenses.

The restructuring expenses and reserve balance are as follows as of December 31, 2011, January 1, 2011 and November 27, 2010 (in thousands):

	Divested Operations	Office Vacancies	Employee Workforce Reduction	Total Restructuring
Balance at November 29, 2009	$ 55	$ 2,158	$ 1,266	$ 3,479
Charges incurred during fiscal 2010	(273)	2,987	5,892	8,606
Amounts paid during fiscal 2010	—	(2,042)	(5,872)	(7,914)
Deferred rent reclassification during fiscal 2010	—	1,763	—	1,763
Adjustments and effect of foreign currency translation during fiscal 2010	218	(63)	(146)	9
Balance at November 27, 2010	$ —	$ 4,803	$ 1,140	$ 5,943
Amounts paid during the five-week transition period ended January 1, 2011	—	(337)	(126)	(463)
Adjustments and effect of foreign currency translation during the five-week transition period ended January 1, 2011	—	10	(63)	(53)
Balance at January 1, 2011	$ —	$ 4,476	$ 951	$ 5,427
Charges incurred during fiscal 2011	—	1,020	—	1,020
Amounts paid during fiscal 2011	—	(1,741)	(657)	(2,398)
Adjustments and effect of foreign currency translation during fiscal 2011	—	(18)	(294)	(312)
Balance at December 31, 2011	$ —	$ 3,737	$ —	$ 3,737

The $3.7 million restructuring liability as of December 31, 2011 is expected to be paid during fiscal 2012 through the end of the third quarter of fiscal 2018.

On the accompanying balance sheet as of December 31, 2011, the reserve balance of $3.7 million was classified as follows: $2.5 million in "deferred rent and other non-current liabilities" and $1.2 million in "current portion of deferred rent".

19. Quarterly Financial Data (Unaudited)

	Quarter Ended			
	April 2, 2011 (13 weeks)	July 2, 2011 (13 weeks)	October 1, 2011 (13 weeks)	December 31, 2011 (13 weeks)
	(In thousands, except per share data)			
Revenues	$78,607	$80,641	$71,007	$74,973
Gross profit	27,047	26,910	24,436	27,452
Income from operations	7,920	6,970	6,214	7,960
Income before provision for income taxes	7,464	6,764	5,958	7,897
Net income	4,461	4,036	3,898	4,550
Net (income) loss attributable to noncontrolling interest, net of tax	(26)	271	(238)	(101)
Net income attributable to CRA International, Inc.	4,435	4,307	3,660	4,449
Basic net income per share	$ 0.42	$ 0.40	$ 0.35	$ 0.43
Diluted net income per share	$ 0.41	$ 0.40	$ 0.34	$ 0.42
Weighted average number of shares outstanding:				
Basic	10,613	10,650	10,557	10,399
Diluted	10,798	10,820	10,701	10,636

	Quarter Ended			
	February 19, 2010 (12 weeks)	May 14, 2010 (12 weeks)	September 3, 2010 (16 weeks)	November 27, 2010 (12 weeks)
	(In thousands, except per share data)			
Revenues	$58,846	$68,075	$84,641	$75,862
Gross profit	18,392	18,020	29,781	24,091
Income (loss) from operations	1,340	(922)	4,916	5,067
Income (loss) before provision for income taxes	535	(2,157)	3,773	4,082
Net income (loss)	99	(1,580)	2,027	1,414
Net loss attributable to noncontrolling interest, net of tax	167	57	44	358
Net income (loss) attributable to CRA International, Inc.	266	(1,523)	2,071	1,772
Basic net income (loss) per share	$ 0.02	$ (0.14)	$ 0.19	$ 0.17
Diluted net income (loss) per share	$ 0.02	$ (0.14)	$ 0.19	$ 0.17
Weighted average number of shares outstanding:				
Basic	10,654	10,713	10,650	10,556
Diluted	10,835	10,713	10,734	10,683

Earnings per share is calculated for each period, and the sum of the four quarters may not equal the full year amount.

Prior to changing its fiscal year, the Company's fiscal year was typically based on 13 four-week billing cycles to clients and, consequently, CRA had established quarters that were divisible by four-week periods. As a result, the first, second, and fourth quarters of each fiscal year were generally 12-week periods, and the third quarter of each fiscal year was a 16-week period. Accordingly, period-to-period comparisons of CRA's results of operations are not necessarily meaningful if the periods being compared have different lengths.

Exhibit 31.1

CERTIFICATION

I, Paul A. Maleh, certify that:

1. I have reviewed this annual report on Form 10-K of CRA International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect adversely the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2012

By: /s/ PAUL A. MALEH

Paul A. Maleh
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Wayne D. Mackie, certify that:

1. I have reviewed this annual report on Form 10-K of CRA International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect adversely the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2012

By: /s/ WAYNE D. MACKIE

Wayne D. Mackie
Executive Vice President, Treasurer,
and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of CRA International, Inc. (the "Company") for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned President and Chief Executive Officer and Executive Vice President, Treasurer, and Chief Financial Officer of the Company, certifies, to the best knowledge and belief of the signatory, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PAUL A. MALEH
President and Chief Executive Officer
Date: March 2, 2012

/s/ WAYNE D. MACKIE
Executive Vice President, Treasurer, and Chief Financial Officer
Date: March 2, 2012

Charles River Associates

Executive Officers

Paul A. Maleh
President and Chief Executive Officer

Arnold J. Lowenstein
Executive Vice President and Chief Strategy Officer

Wayne D. Mackie
Executive Vice President, Treasurer, and Chief Financial Officer

Monica G. Noether
Executive Vice President and Chief Operating Officer

Board of Directors

Rowland T. Moriarty
Chairman of the Board, Charles River Associates

Paul A. Maleh
President, Chief Executive Officer, Charles River Associates

William F. Concannon
President, Global Corporate Services,
CB Richard Ellis Group, Inc.

Ronald T. Maheu
Financial and Business Consultant

Thomas S. Robertson
Dean, Wharton School and
Reliance Professor of Management and Private Enterprise,
University of Pennsylvania

Nancy L. Rose
Charles P. Kindleberger Professor of Applied Economics,
Massachusetts Institute of Technology

William T. Schleyer
Former Chairman and CEO,
Adelphia Communications Corporation

General Counsel

Jonathan D. Yellin
Vice President and General Counsel

Independent Registered Public Accounting Firm

KPMG LLP

Transfer Agent

Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078

Outside Legal Counsel

Foley Hoag LLP
155 Seaport Boulevard, Boston, MA 02210-2600

Stock Listing

NASDAQ Global Select Market Symbol: CRAI

Stock Price History by Quarter

Fiscal Year Ended December 31, 2011	High	Low
Jan. 2, 2011 – April 2, 2011	**$29.67**	$22.23
April 3, 2011 – July 2, 2011	**$29.80**	$24.02
July 3, 2011 – Oct. 1, 2011	**$29.80**	$19.47
Oct. 2, 2011 – Dec. 31, 2011	**$24.02**	$16.42

The preceding table sets forth the high and low sales prices as reported on the NASDAQ Global Select Market from January 2, 2011 to December 31, 2011. CRA had approximately 142 holders of record of our common stock as of February 24, 2012. This number does not include stockholders for whom shares *were held in a "nominee" or "street" name. CRA has not paid cash dividends since* its initial public offering and does not anticipate paying any cash dividends in the foreseeable future.

Shareholder Inquiries

For information on CRA's common stock or for a free copy of CRA's Annual Report to the SEC on Form 10-K, please contact:

Investor Relations
Charles River Associates
200 Clarendon Street, T-33
Boston, MA 02116-5092
Telephone: +1-617-425-3700
E-mail: investor@crai.com

CRA Charles River Associates

Charles River Associates Office Locations

Boston (World Headquarters)
John Hancock Tower
200 Clarendon Street, T-33
Boston, MA 02116-5092
USA
+1-617-425-3000 tel
+1-617-425-3132 fax

Amsterdam
Koninginneweg 11
1217 KP Hilversum
The Netherlands
+31-20-808-1320 tel

Bahrain
PO Box 20578
Ste 3302/3304
Almoayyed Tower
Al Seef, Kingdom of Bahrain
+973-17-563-300 tel
+973-17-564-691 fax

Brussels
81 Avenue Louise
Brussels BC 1050
Belgium
+32-2-627-1400 tel
+44-20-7664-3998 fax

Chicago
One South Wacker Drive
34th Floor
Chicago, IL 60606
USA
+1-312-357-1000 tel
+1-312-357-1001 fax

College Station
Galleria Tower, Suite 600
1716 Briarcrest Drive
Bryan, TX 77802-2751
USA
+1-979-691-0600 tel
+1-979-691-0633 fax

Dallas
2001 Ross Avenue
Suite 3525
Dallas, TX 75201-2911
USA
+1-214-414-9210 tel
+1-214-414-9211 fax

Frankfurt
An der Welle 4
60322 Frankfurt am Main
Germany
+49-69-7706-9710 tel
+49-69-7593-7331 fax

Hong Kong
+1-617-425-3000 tel
+1-617-425-3132 fax

London
99 Bishopsgate
London, EC2M 3XD
UK
+44-20-7664-3700 tel
+44-20-7664-3998 fax

Los Angeles
515 South Flower Street
36th Floor
Los Angeles, CA 90071
USA
+1-213-236-3736 tel
+1-213-236-3501 fax

New York
1155 Avenue of the Americas
18th Floor
New York, NY 10036
USA
+1-212-520-7100 tel
+1-212-520-7101 fax

Oakland
5335 College Avenue
Suite 26
Oakland, CA 94618-2804
USA
+1-510-595-2700 tel
+1-510-595-2701 fax

Paris
27 Avenue de l'Opéra
75001 Paris
France
+33-1-70-38-52-78 tel
+33-1-34-29-67-40 fax

Pleasanton
5000 Hopyard Road
Suite 430
Pleasanton, CA 94588
USA
+1-925-201-5999 tel
+1-925-460-1333 fax

Riyadh
Tower 2, Office 604
Madarat Towers
King Abdulaziz Road
PO Box 26442
Riyadh 11486
Kingdom of Saudi Arabia
+966-1-434-2100 tel
+966-1-434-2101 fax

Salt Lake City
170 South Main Street
Suite 1050
Salt Lake City, UT 84101-1622
USA
+1-801-536-1500 tel
+1-801-536-1501 fax

San Diego
12707 High Bluff Drive
Suite 200
San Diego, CA 92130
USA
+1-858-794-1408 tel
+1-858-430-2445 fax

Tallahassee
1545 Raymond Diehl Road
Suite 210
Tallahassee, FL 32308
USA
+1-850-402-4200 tel
+1-850-402-4201 fax

Toronto
80 Bloor Street West
Suite 1501
Toronto, Ontario M5S 2V1
Canada
+1-416-413-4070 tel
+1-416-923-0970 fax

Washington, DC
1201 F Street, NW
Suite 700
Washington, DC 20004-1229
USA
+1-202-662-3800 tel
+1-202-662-3910 fax

CRA Charles River Associates

Headquarters

John Hancock Tower

200 Clarendon Street, T-33

Boston, Massachusetts 02116-5092

+1-617-425-3000 tel

+1-617-425-3132 fax

www.crai.com

CRA Charles River Associates